As filed with the Securities and Exchange Commission on October 15, 2007
File No. 333-145203

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FREESEAS INC.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)
89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece
011-30-210-452-8770
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Broad and Cassel
Attention: A. Jeffry Robinson, P.A.
2 S. Biscayne Boulevard, 21st Floor
Miami, Florida 33131
Telephone: (305) 373-9400
Facsimile: (305) 995-6402
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

A. Jeffry Robinson, P.A.	Stephen P. Farrell, Esq.
Broad and Cassel	Morgan, Lewis & Bockius LLP
2 S. Biscayne Boulevard, 21st Floor	101 Park Avenue
Miami, Florida 33131	New York, New York 10178
Telephone: (305) 373-9400	Telephone: (212) 309-6000
Facsimile: (305) 995-6402	Facsimile: (212) 309-6001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering Price	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Per Security(2)	Offering Price(2)	Fee(3)
Common Stock, par value US $0.001 per share	11,500,000 shares	$7.70	$88,550,000	$2,719

(1)	Includes shares of common stock, if any that may be sold to cover the exercise of an over-allotment option granted to the underwriters.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, based on the average of the high and low prices for our common stock as reported on the NASDAQ Capital Market on October 9, 2007.

(3)	$1,842 has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED OCTOBER 15, 2007

PROSPECTUS

FREESEAS INC.
10,000,000 Shares of Common Stock

We are offering 10,000,000 shares of our common stock. Our common stock is currently quoted on the NASDAQ Capital Market under the symbol “FREE.” On October 12, 2007, the closing price of our common stock was $9.14 per share.

We have applied to have our common stock and warrants listed on the NASDAQ Global Market upon completion of this offering.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 to read about the risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

The underwriters have a 30-day option to purchase up to 1,500,000 additional shares of our common stock from us to cover any over-allotments, if any, at the offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the shares to purchasers on or about          , 2007.

Credit Suisse
Cantor Fitzgerald & Co.
Oppenheimer & Co.
DVB Capital Markets

The date of this prospectus is          , 2007

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

i

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our executive offices are located outside of the United States of America in Piraeus, Greece. All except one of our directors, all of our officers and some of the experts named herein reside outside the United States of America. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States of America. As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in United States of America courts against us or these persons in any action, including actions based upon the civil liability provisions of United States of America federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States of America federal or state securities laws.

ii

PROSPECTUS SUMMARY

This section summarizes some of the information and consolidated financial statements that appear later in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later in this prospectus. In this prospectus, references to “FreeSeas,” “Company,” “we,” “our,” “ours” and “us” refer to FreeSeas Inc. and its subsidiaries, unless otherwise stated or the context requires.

We use the term “deadweight tons,” or dwt, in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. For the definition of certain shipping terms used in this prospectus, see the “Glossary of Shipping Terms” on page 125 of this prospectus. Drybulk carriers are categorized as Handysize, Handymax, Panamax and Capesize. The carrying capacity of a Handysize drybulk carrier ranges from 10,000 to 39,999 dwt and that of a Handymax drybulk carrier ranges from 40,000 to 59,999 dwt. By comparison, the carrying capacity of a Panamax drybulk carrier ranges from 60,000 to 79,999 dwt and the carrying capacity of a Capesize drybulk carrier is 80,000 dwt and above.

Unless otherwise indicated, information presented in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares. All references to “$” and “dollars” in this prospectus refer to U.S. dollars.

Our Company

We are an international drybulk shipping company incorporated on April 23, 2004 under the laws of the Republic of the Marshall Islands with headquarters in Piraeus, Greece. We are currently focusing on the Handysize and Handymax sectors, which we believe will enable us to transport a wider variety of cargoes and pursue a greater number of chartering opportunities than if we owned larger vessels. We may, however, acquire larger drybulk vessels if market conditions warrant.

Our existing fleet consists of three Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including coal, grains, and iron ore which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, sugar and rice, or “minor bulks.” In order to expand and renew our fleet, on May 1, 2007, we entered into memoranda of agreement to purchase from unaffiliated parties the M/V Free Hero, a 1995-built secondhand Handysize vessel that was delivered on July 3, 2007, and the M/V Free Jupiter, a 2002-built secondhand Handymax vessel that was delivered on September 5, 2007, for a total purchase price of $72.25 million. On August 20, 2007, we entered into another memorandum of agreement to purchase from an unaffiliated third party the M/V Free Goddess, a 1995-built secondhand Handysize vessel that we expect to be delivered prior to the closing of this offering for a total purchase price of $25.20 million. We refer to the M/V Free Goddess together with our existing vessels, the M/V Free Destiny, the M/V Free Envoy, the M/V Free Hero and the M/V Free Jupiter, as our fleet.

As a result of the acquisition of the M/V Free Hero, the M/V Free Jupiter and upon the acquisition of the M/V Free Goddess, we will increase the aggregate dwt of our fleet to approximately 146,000 dwt, increase the book value of our fleet to approximately $107.8 million, and reduce the average age of our fleet to approximately 16 years.

We contract the management of our fleet to Free Bulkers, S.A., or Free Bulkers, a company owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers will provide technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd., or Safbulk, a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Following the completion of this offering, we intend to distribute a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. We currently expect that we will pay a dividend in February 2008 of $0.175 per share for the 2007 fiscal year followed by a quarterly dividend of $0.175 per share in each of the following three quarters. See “Forward-Looking Statements.”

Our Fleet

The following table details the vessels in our fleet:

		Year	Vessel		Purchase	Delivery
Vessel Name	Dwt	Built	Type	Employment	Price	Date

Owned
Free Envoy	26,318	1984	Handysize	One-year time charter through April 2008 at $17,000 per day	$9.50 million	September 20, 2004
Free Destiny	25,240	1982	Handysize	70-day time charter at $28,000 per day	$7.60 million	August 3, 2004
Free Hero	24,318	1995	Handysize	Balance of time charter through December 2008/February 2009 at $14,500 per day	$25.25 million	July 3, 2007
Free Jupiter	47,777	2002	Handymax	Initial one-trip time charter with approximately seven days remaining at $43,000 per day followed by an unscheduled dry-docking to complete repairs; thereafter to be delivered to a new charterer under a three-year time charter at $32,000 per day for first year, $28,000 per day for second year, and $24,000 per day for third year	$47.00 million	September 5, 2007
Acquisition Pending

Free Goddess	22,051	1995	Handysize	Two-month time charter at $13,000 per day; thereafter a two-year time charter at $19,250 per day	$25.20 million	Expected late October 2007

One of our vessels, the M/V Free Jupiter, ran aground off the coast of the Philippines on September 21, 2007. Operations to re-float the vessel have been completed. The M/V Free Jupiter was employed under a one-trip time charter with approximately seven days remaining at the time of the grounding incident. We currently anticipate that this time charter will resume upon completion of temporary repairs. Following completion of this time charter, the vessel will undergo an unscheduled dry-docking to complete permanent repairs. The vessel will be out of service during this dry-docking, which will delay the commencement of its subsequent three-year time charter. Based on information available to us at the present time, we currently estimate that the vessel will be out of service until approximately the end of November 2007, although the repair period could be longer. We have notified the charterer of the delay and it has agreed to an extension of the charter cancellation date until November 30, 2007. If the vessel’s repairs require longer to complete, we have advised the charterer that we will request a further extension from it. We expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles. We do not have insurance for loss of hire that will cover this incident, so we will experience a loss of income during the period that the vessel is out of service.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•	Experienced Management Team. Our management team has significant experience in commercial, technical, operational and financial areas of our business and has developed relationships with leading charterers, ship brokers and financial institutions. Since 1997, Ion G. Varouxakis, our chairman, chief executive officer and president has served in various management roles for shipping companies in the drybulk sector. Dimitris Papadopoulos, who became our chief financial officer in May 2007, served from 1975 to 1991 as financial and administrative vice president in charge of, among other things, the shipping interests of the owners of Archirodon Group, Inc.

•	Affiliation with Leading Shipping Group. In January 2007, FS Holdings Limited, an entity controlled by the Restis family, acquired a 37.4% interest (including shares underlying warrants) in our company. The Restis family has been engaged in the international shipping industry for more than 40 years and their interests include ownership and operation of more than 60 vessels in several segments of the shipping industry, as well as cargo and chartering interests. The Restis family group is regarded as one of the largest independent ship-owning and management groups in the shipping industry. Our management believes that affiliation with and access to the resources of companies controlled by the Restis family commercially enhances the operations of our fleet, our ability to obtain employment for our vessels and our ability to obtain more favorable financing.

•	Strong Customer Relationships. Through Free Bulkers, our ship management company, and Safbulk, a Restis family controlled management company, we have established customer relationships with leading charterers around the world, such as major international industrial companies, commodity producers and traders and a number of chartering brokerage houses. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk. We believe that the established customer base and the reputation of our fleet managers will enable us to secure favorable employment for our vessels with well known charterers.

•	Strong Balance Sheet with a Moderate Level of Indebtedness. We will repay a significant portion of our indebtedness with the proceeds of this offering and $48.7 million of borrowings under the credit facility we expect to enter into with Credit Suisse. This will strengthen our balance sheet and leave us with approximately $35.2 million in cash, assuming a $8.56 per share offering price, to fund our operations and to acquire additional vessels. Our financial resources and borrowing capacity will thus position us to take advantage of acquisition opportunities as they arise.

•	Stable Cash Flow from Well-Established and Reputable Charterers. A majority of the vessels in our fleet will be initially employed on time charters to well-established and reputable charterers. We believe these time charters will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Efficient Operations. Through Free Bulkers, we believe that we have established a strong track record in the technical management of drybulk carriers, which has enabled us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, proactive maintenance programs, high standards of operations, and retaining and training qualified crew members.

Our Business Strategy

The following are highlights of our business strategy:

•	Leveraging our Strategic Relationships. Free Bulkers, Safbulk, the Restis family and their affiliates have extensive experience and relationships in the ship brokerage and financial industries as well as directly with industrial charterers and commodity traders. We plan to use these relationships to identify chartering and acquisition opportunities and make available to us sources of additional financing, make contacts, and gain market intelligence.

•	Handysize and Handymax Focus. Our fleet of drybulk carriers will consist of Handysize and Handymax vessels. Based on the relatively low number of drybulk newbuildings on order in these categories, we believe there will be continued high demand for such vessels. Handysize and Handymax vessels are typically shallow-drafted and equipped with onboard cranes. This makes Handysize and Handymax vessels more versatile and able to access a wider range of loading and discharging ports than larger ships, which are unable to service many ports due to their size or the local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax vessels that we acquire, will enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize and Handymax vessels have also historically achieved greater charter rate stability than larger drybulk vessels.

•	Renew and Expand our Fleet. We intend to continue growing our fleet in a disciplined manner through acquisition of well-maintained, secondhand vessels, preferably up to 15 years old. We perform technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and opportunities warrant. We are focused on purchasing such vessels, because we believe that secondhand vessels, when operated in a cost-efficient manner, should provide significant value given the prevailing charter rate environment and currently provide better returns as compared to newbuildings. Furthermore, as part of our fleet renewal, we will continue to sell vessels when we believe it is in the best interests of FreeSeas and our shareholders.

•	Maintain Balanced Time Charter Employment. We intend to strategically deploy a substantial portion of our fleet under time charter employment and our remaining vessels under spot charter. We actively pursue time charter coverage to provide steady cash flow to cover a substantial portion of our fleet’s fixed costs. We intend to deploy part of our fleet through spot charters depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot charter market during periods of rising charter rates.

•	Use of Flexible Financial Strategy. We will use a combination of bank debt, cash flow and proceeds from equity offerings to fund our vessel acquisitions. We assess the level of debt we will incur in light of our ability to repay that debt based on the level of cash flow we expect to generate pursuant to our chartering strategy and our operating cost structure. Following this offering, we intend to reduce our ratio of debt to total capitalization to between approximately 35% and 40%. We expect that the maintenance of a reasonable ratio of debt to total capitalization will increase our ability to borrow funds to make additional vessel acquisitions while maintaining our ability to pay dividends to our shareholders.

•	Pay Quarterly Dividends. Following the completion of this offering, we intend to distribute a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. We currently expect that we will pay a dividend in February 2008 of $0.175 per share for the 2007 fiscal year followed by a quarterly dividend of $0.175 per share in each of the following three quarters, assuming we complete this offering. See “Forward-Looking Statements.”

Our Dividend Policy

Following the completion of this offering, we intend to distribute a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. We currently expect that we will pay a dividend in February 2008 of $0.175 per share for the 2007 fiscal year followed by a quarterly dividend of $0.175 per share in each of the following three quarters, assuming we complete this offering. Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial position, cash requirements and availability, fleet renewal and expansion, and restrictions in our loan agreements, as well as the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

We may not have sufficient funds with which to pay dividends at all or at the anticipated frequency or amount set forth in this prospectus. Alternatively, even if we have sufficient funds available, our board of directors may determine to devote those funds to internal uses rather than to the payment of dividends. We refer you to the disclosures under the headings “Forward-Looking Statements,” “Dividend Policy” and “Tax Considerations” included elsewhere in this prospectus. In addition, see “Risk Factors” for a discussion of certain risks related to our ability to pay dividends.

Drybulk Shipping Industry Trends

The maritime shipping industry is fundamental to international trade with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of many essential drybulk commodities, finished goods as well as crude oil and refined petroleum products between the continents and across the seas. It is a global industry whose performance is closely tied to the level of economic activity in the world.

Drybulk cargoes are used in many basic industries and in construction, and can be divided into major bulk commodities and minor bulk commodities. Major bulk commodities include iron ore, coal and grains. Minor bulk commodities include a wide variety of commodities, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt. Grains include wheat, coarse grains and soybeans.

According to Maritime Strategies International Ltd., or MSI, since the fourth quarter of 2002, the drybulk shipping industry has experienced the highest charter rates and vessel values in its modern history due to the favorable imbalance between the supply of drybulk carriers and demand for drybulk seaborne transportation. After reaching a peak in mid-2005, however, vessel values decreased during 2005 and the first half of 2006; since July 2006, the value of secondhand vessels has risen sharply approaching new historical record high levels in August 2007 as ship owners seek to increase the size of their fleets to benefit from the rise in trade.

With respect to drybulk shipping, factors that affect the supply of drybulk carriers and demand for transportation of drybulk cargo include:

Supply:

•	The average delivery lag for a new vessel is about three years, limiting the number of new drybulk carriers that will enter the market in coming years. As of June 2007, newbuilding orders had been placed for an aggregate of more than 34% of the current global drybulk fleet, with deliveries expected during the next three to four years; and

•	Port congestion worldwide as a result of increased shipping activity has increased the number of days vessels are waiting to load or discharge their cargo, effectively reducing the number of drybulk carriers that are available for hire at any particular time.

Demand:

•	In general, the effects of the expansion of world trade and increasing global production and consumption have driven the strong demand for ships; and

•	China has helped drive demand for drybulk carriers as its economy continues to grow at a remarkable level. This has resulted in growing iron ore imports and steel production.

We cannot offer assurances as to charter rates or vessel values in any period or that the industry trends described above will continue following the completion of this offering.

Our Fleet Manager

We contract the technical and commercial management of our vessels to Free Bulkers, a Marshall Islands corporation owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services at a fixed fee per vessel basis. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk. Safbulk is an entity affiliated with one of our principal shareholders, FS Holdings Limited, which is controlled by the Restis family. Safbulk has been chartering bulk carriers, ranging in size from 25,000 to 175,000 dwt, both owned by it (as many as 20 vessels) and owned by third parties (as many as 70 vessels), since 1965. We believe that the experience and reputation of Safbulk, and its long-standing relationships with charterers and charter brokers in all parts of the world should enhance the commercial operation of our fleet and our ability to obtain employment for our fleet. We believe that using Free Bulkers and Safbulk to perform these functions should provide us experienced technical and commercial management for our fleet and enable us to better manage our costs.

New Credit Facility

Consistent with our strategy of making efficient use of leverage, we have negotiated an offer letter for a senior secured credit facility from Credit Suisse, the lead underwriter of this offering, in the aggregate amount of $87.0 million, consisting of a $48.7 million loan to finance or refinance, as appropriate, up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess and a $38.3 million facility to finance up to 75% of the purchase price of additional vessels. Upon each drawdown of the $38.3 million facility the aggregate amount outstanding under the total $87.0 million facility may not exceed 60% of the aggregate market value of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Goddess and any additional vessels financed under the facility. The availability of this senior secured credit facility is contingent upon the execution of formal loan documents. We intend to enter into this senior credit facility only if we successfully complete this offering.

We currently intend to use the proceeds of this offering in conjunction with the $48.7 million loan from Credit Suisse to refinance a portion of our existing indebtedness and for other corporate purposes, including future acquisitions.

Our Corporate History

We were incorporated on April 23, 2004 by Ion G. Varouxakis, our chairman, chief executive officer and president, and two other co-founding shareholders under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check company formed to serve as a vehicle to complete a business combination with an operating business. At the time of the merger we owned three drybulk carriers, the M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.

Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board.

In January 2007, Mr. Varouxakis purchased all of the shares of common stock owned by the two other co-founding shareholders. He simultaneously sold shares of common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other investors. As a result of these transactions, Mr. Varouxakis now beneficially owns (including shares underlying options and warrants beneficially owned by him) approximately 31.5% of our outstanding common stock and FS Holdings Limited beneficially owns (including shares underlying warrants) approximately 36.9% of our outstanding common stock. Immediately following these transactions, our board of directors appointed Mr. Varouxakis chairman of the board and president, the two other co-founding shareholders and one other director resigned from the board, and two new directors were appointed to fill the vacancies. See “Management” and “Related Party Transactions.”

As of October 11, 2007, we have received an aggregate of $3,094,025 in gross proceeds, which resulted in net proceeds of $2,939,323 after deducting fees due to a financial advisor, from exercises of the Class W and Class Z warrants. We issued 618,805 shares of common stock in accordance with the terms of these warrants in connection with the exercises. These exercises occurred following our registration in August 2007 of the shares underlying these warrants.

Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-452-8770.

The Offering

Common stock offered by us	10,000,000 shares.

Underwriters’ over-allotment option	Up to 1,500,000 shares.

Common stock outstanding after this offering(1)	16,908,905 shares.

Use of proceeds	We estimate that we will receive net proceeds of approximately $78,408,000 from this offering assuming an offering price of $8.56 per share of common stock, the last reported closing price of our common stock on October 11, 2007, after deducting underwriting discounts and commissions, and offering expenses, and assuming the underwriters’ over-allotment option is not exercised.

We intend to use the proceeds of this offering in conjunction with $48.7 million of borrowings under the credit facility we expect to enter into with Credit Suisse to refinance a portion of our existing indebtedness and for other purposes. Each $1.00 increase (decrease) in the assumed public offering price of $8.56 per share would increase (decrease) the net proceeds to us from this offering by $9.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated expenses payable by us. See “Use of Proceeds.”

Dividend policy	Following the closing of this offering, we intend to distribute a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. We currently expect that we will pay a dividend in February 2008 of $0.175 per share for the 2007 fiscal year followed by a quarterly dividend of $0.175 per share in each of the following three quarters, assuming we complete this offering. The declaration and payment of any dividend is subject to the discretion of our board of directors. See “Dividend Policy.”

NASDAQ Capital Market symbols	Common stock — FREE
Class W warrants — FREEW
Class Z warrants — FREEZ

We have applied to have our common stock and warrants listed on the NASDAQ Global Market under the same symbols upon completion of this offering.

Risk factors	Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 14. Some of these risk factors relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for and ownership of our common stock. Any of these risk factors could significantly and negatively affect our business, financial condition, operating results and common stock price.

(1)	The number of shares of common stock outstanding after this offering is based on 6,908,905 shares of our common stock outstanding on October 11, 2007 and excludes the following:

A.	up to 250,000 shares reserved for issuance upon the exercise of stock options currently outstanding (of which, as of June 30, 2007, options to purchase 166,667 shares had vested), which have an exercise price of $5.00 per share and expire on December 16, 2010, and up to 1,250,000 shares issuable upon exercise of stock options that may be granted in the future under our stock incentive plan;

B.	3,953,695 shares of common stock reserved for issuance upon the exercise of outstanding warrants, as follows:

•	200,000 Class A warrants held by our founding shareholders exercisable at $5.00 per share and expiring July 29, 2011;

•	700,000 Class B warrants held by FS Holdings Limited exercisable at $5.00 per share of which 275,000 expire on May 8, 2012 and 425,000 expire on June 22, 2012;

•	1,297,245 Class W warrants exercisable at $5.00 per share and expiring July 29, 2009; and

•	1,756,450 Class Z warrants exercisable at $5.00 per share and expiring July 29, 2011;

C.	410,000 shares of common stock reserved for issuance upon the exercise of the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor, which unit purchase option expires July 29, 2009, as follows:

•	25,000 shares of common stock included in the 12,500 Series A units purchasable upon exercise of the unit purchase option, at an exercise price of $17.325 per Series A unit;

•	62,500 shares of common stock issuable for $5.50 per share upon exercise of 62,500 Class W warrants included in the 12,500 Series A units;

•	62,500 shares of common stock issuable for $5.50 per share upon exercise of 62,500 Class Z warrants included in the 12,500 Series A units;

•	130,000 shares of common stock included in the 65,000 Series B units purchasable upon exercise of the unit purchase option, at an exercise price of $16.665 per Series B unit;

•	65,000 shares of common stock issuable for $5.50 per share upon exercise of 65,000 Class W warrants included in the 65,000 Series B units;

•	65,000 shares of common stock issuable for $5.50 per share upon exercise of 65,000 Class Z warrants included in the 65,000 Series B units; and

D.	shares that may be issued pursuant to the underwriters’ over-allotment option.

Assuming all outstanding stock options, all outstanding warrants and the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor (and all warrants subject to such unit purchase option) were exercised for cash, we would receive gross proceeds of $23,720,763.

Summary Financial Information and Data

The following summary financial information and data were derived from our audited consolidated financial statements for the period from April 23, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, and our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2006 and 2007, included elsewhere in this prospectus. The information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes included in this prospectus and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical data included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Statement of Operations Data:
Operating revenues	$3,562	$2,986	$7,830	$5,430	$11,727	$10,326	$2,830
Commissions	(225)	(185)	(482)	(349)	(799)	(553)	(127)
Voyage expenses	(37)	(49)	(39)	(686)	(689)	(55)	(16)
Vessel operating expenses (exclusive of depreciation and amortization expenses shown separately below)	(899)	(1,033)	(2,313)	(2,065)	(4,483)	(3,596)	(786)
Depreciation expense	(655)	(1,081)	(1,467)	(2,221)	(4,479)	(3,553)	(872)
Amortization of deferred dry-docking and special survey costs	(123)	(112)	(318)	(222)	(442)	(355)	(109)
Management fees to a related party	(225)	(135)	(360)	(270)	(540)	(488)	(180)
Stock-based compensation expense	(25)	(216)	(50)	(379)	(651)	(200)	—
General and administrative expenses	(640)	(390)	(982)	(822)	(1,925)	(321)	(34)
Gain on sale of vessel	1,369	—	1,369	—	—	—	—
Finance costs	(414)	(265)	(633)	(511)	(1,004)	(1,076)	(240)
Interest income	39	2	39	13	19	8	4
Other	(17)	(125)	29	(176)	(58)	15	—
Net income (loss) for period	1,710	(603)	2,623	(2,258)	(3,324)	152	470
Earnings Per Share Data:
Net income (loss) per share:
Basic earnings (loss) per share	$0.27	$(0.10)	$0.42	$(0.36)	$(0.53)	$0.03	$0.10
Diluted earnings (loss) per share	$0.25	$(0.10)	$0.41	$(0.36)	$(0.53)	$0.03	$0.10
Weighted average number of shares:
Basic weighted average number of shares	6,290,100	6,290,100	6,290,100	6,290,100	6,290,100	4,574,588	4,500,000
Diluted weighted average number of shares	6,921,050	6,290,100	6,476,315	6,290,100	6,290,100	4,600,444	4,500,000

	June 30,	December 31,
	2007	2006	2005	2004

Balance Sheet Data:
Total current assets	$9,106	$1,417	$5,286	$1,443
Fixed assets, net	10,268	19,369	23,848	16,188
Total assets	32,804	23,086	29,840	18,335
Total current liabilities, including current portion of long-term debt	6,572	10,260	10,231	4,971
Long-term debt, including shareholder’s loans net of current portion	14,693	5,819	9,750	9,978
Total liabilities	21,265	16,079	20,135	14,949
Total shareholders’ equity	11,539	7,007	9,705	3,386

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
PERFORMANCE INDICATORS	2007	2006	2007	2006	2006	2005	2004

EBITDA (1)	$2,863	$853	$5,002	$683	$2,582	$5,128	$1,687
Fleet Data:
Average number of vessels (2)	2.29	3.00	2.64	3.00	3.00	2.55	0.67
Ownership days (3)	208	273	478	543	1,095	931	244
Available days (4)	208	253	478	523	1,005	931	244
Operating days (5)	203	250	461	490	941	893	244
Fleet utilization (6)	97.6%	91.6%	96.4%	90.2%	85.9%	95.9%	100.0%
Average Daily Results:
Average TCE rate (7)	$16,256	$11,008	$15,856	$8,969	$10,881	$10,882	$11,012
Vessel operating expenses (8)	4,322	3,784	4,839	3,803	4,094	3,863	3,221
Management fees (9)	505	495	502	497	493	524	738
Total vessel operating expenses (10)	$4,827	$4,278	$5,341	$4,300	$4,587	$4,387	$3,959

(1)	We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness.

EBITDA reconciliation to net income:

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Net income (loss)	$1,710	$(603)	$2,623	$(2,258)	$(3,324)	$152	$470
Depreciation and amortization	778	1,193	1,785	2,443	4,921	3,908	981
Interest and finance cost	$375	$263	$594	$498	$985	$1,068	$236

EBITDA	$2,863	$853	$5,002	$683	$2,582	$5,128	$1,687

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry-dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Operating revenues	$3,562	$2,986	$7,830	$5,430	$11,727	$10,326	$2,830
Voyage expenses and commissions	(262)	(234)	(521)	(1,035)	(1,488)	(608)	(143)

Net operating revenues	$3,300	$2,752	$7,309	$4,395	$10,239	$9,718	$2,687

Operating days	203	250	461	490	941	893	244
Time charter equivalent rates	$16,256	$11,008	$15,856	$8,969	$10,881	$10,882	$11,012

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Vessel operating expenses	$899	$1,033	$2,313	$2,065	$4,483	$3,596	$786
Ownership days	208	273	478	543	1,095	931	244
Daily vessel operating expense	$4,322	$3,784	$4,839	$3,803	$4,094	$3,863	$3,221

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

RISK FACTORS

Our business faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this prospectus actually occurs, our business, results of operations or financial condition could be materially and adversely affected.

Industry-Specific Risk Factors

The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may reduce our revenues and net income.

We are an independent shipping company that operates in the international drybulk shipping market. Our profitability is dependent upon the charter rates we are able to charge. The supply of and demand for shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried, the distance that those commodities must be moved by sea, and the demand for vessels of a particular size. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, port congestion, and changes in seaborne and other transportation costs. The size of the existing fleet per size category (i.e., Handysize, Handymax, Panamax or Capesize) in any particular drybulk market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.

In addition to the prevailing and anticipated charter rates, factors that affect the supply and demand for shipping capacity include the rate of newbuilding, scrapping and laying-up, newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:

•	economic and market conditions affecting the shipping industry in general;

•	supply of drybulk vessels, including secondhand vessels;

•	demand for drybulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, any determination that a vessel’s remaining useful life and earnings requires an impairment of its value on our financial statements could result in a charge against our earnings and a reduction in our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than that vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

Charter rates, which in the international drybulk shipping industry approached historic highs in the second quarter of 2007, may decline as a result of increased capacity and slowing worldwide economic growth, thereby reducing our future profitability.

After reaching a peak in mid-2005, charter rates and vessel values decreased during the remainder of 2005 and the first half of 2006. Since July 2006, charter rates and the value of secondhand vessels have risen sharply, approaching historical record high levels in August 2007. We cannot give any assurance as to how long these rate levels may be maintained and, if they begin to decline, to what levels they might fall. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued economic growth particularly in China and India and elsewhere in the world generally, seasonal and regional changes in demand, and changes to the capacity of the world fleet. Adverse industry, economic, political, social or other developments could also decrease the amount and/or profitability of our business and materially reduce our revenues and net income.

The nature, timing and degree of changes in industry conditions are unpredictable and outside of our control. Some of the factors that influence demand for vessel capacity include:

•	supply and demand for drybulk commodities;

•	global and regional economic conditions;

•	the distance drybulk commodities are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are laid-up; and

•	changes in global drybulk commodity production.

An oversupply of drybulk carrier capacity may lead to reductions in charter rates and our profitability.

The market supply of drybulk carriers, primarily Capesize and Panamax vessels, has been increasing, and the number of such drybulk carriers on order are near historic highs. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and are expected to continue to be delivered in significant numbers through 2007. As of June 2007, newbuilding orders had been placed for an aggregate of more than 34% of the current global drybulk fleet, with deliveries expected during the next three to four years. An oversupply of drybulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

An economic slowdown in the Asia Pacific region or elsewhere could materially reduce the amount and/or profitability of our business.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain other Asian countries may adversely effect economic growth in China and elsewhere. Our revenues and net income, as well as our future prospects, would likely be materially reduced by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.

Charter rates are subject to seasonal fluctuations, which may adversely affect our operating results.

Our fleet consists of Handysize and Handymax drybulk carriers that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Grain shipments are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly. As a result of these and other factors, the drybulk shipping industry is typically stronger in the fall and winter months. Therefore, we expect our revenues from our drybulk carriers to be typically weaker during the fiscal quarters ended June 30 and September 30 and, conversely, we expect our revenues from our drybulk carriers to be typically stronger in fiscal quarters ended December 31 and March 31. Seasonality in the drybulk industry could materially affect our operating results.

The operation of drybulk carriers has certain unique operational risks.

The operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We are subject to regulation and liability under environmental laws that could require significant expenditures and reduce our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Because such conventions, laws, regulations and permit requirements are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, regulations or permit requirements, or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business and thereby reduce our revenue or increase our cost of doing business, thereby materially decreasing our net income.

The operation of our vessels is affected by the requirements set forth in the International Safety Management, or ISM, Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System.” The system includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, Lloyd’s Register of Shipping has awarded ISM and International Ship and Port Facilities Security, or ISPS, certification to all of our vessels and to Free Bulkers, our ship management company. There can be no assurance, however, that such certification will be maintained indefinitely.

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

We currently maintain, for each of our vessels, protection and indemnity insurance, which includes pollution liability coverage, in the amount of one billion dollars per incident. If the damages from a catastrophic incident exceeded our insurance coverage, the payment of these damages may materially decrease our net income.

The International Maritime Organization, or IMO, or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them. These requirements can also affect the resale value of our vessels.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS. Our vessels are currently classed with Lloyd’s Register of Shipping, Korean Register of Shipping, Nippon Kaiji Kyokai, and Germanischer Lloyd.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, thereby reducing our revenues and profitability. That could also cause us to be in violation of certain covenants in our loan agreements. In addition, the cost of maintaining our vessels’ classifications may be substantial at times and could result in reduced revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner or managed by the same manager. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels or a vessel managed by our manager.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could reduce our revenues and net income.

World events outside our control such as terrorism and international and regional hostilities may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.

Terrorist attacks such as those in New York on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere continue to cause uncertainty in the world financial markets and may adversely affect our business and operating results by increasing security costs and creating delays because of heightened security measures. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea.

Terrorist attacks and international and regional hostilities may also negatively impact our vessels or our customers directly. The continuing conflict in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to economic instability and could result in increased volatility of the financial markets in the United States of America and globally, an economic recession in the United States of America or the world and a corresponding reduction in our business and future prospects. Any of these occurrences could prevent us from obtaining additional financing on terms acceptable to us or at all and have a material adverse impact on our operating results, revenues and costs which would impair our implementation of our business strategy.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel has inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

The involvement of any of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator. Any of these circumstances or events could increase our costs or lower our revenues.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Company-Specific Risk Factors

We have a limited operating history and have cumulative deficits.

Our company was formed in April 2004, and we did not own or operate any vessels prior to June 2004. We therefore have a limited operating history and limited historical financial data on which to evaluate our operations or our ability to implement and achieve our business strategy. As of December 31, 2006 and June 30, 2007, we had cumulative deficits of $2,702,000 and $79,000, respectively, which reflects the impact of cumulative losses during 2006 and prior years. Although we achieved net income of $2,623,000 for the six months ended June 30, 2007, there can be no assurances that we will achieve net income for the remainder of the year or that our net income will be sufficient to offset our cumulative deficit.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) obtaining additional qualified personnel, (2) managing relationships with customers and suppliers and (3) integrating newly acquired operations into existing infrastructures.

We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

The recent grounding of the M/V Free Jupiter will negatively impact our financial condition, results of operations and ability to pay dividends.

On September 21, 2007, the M/V Free Jupiter ran aground off the coast of the Philippines. See “Summary — Our Company” and “Business — Vessel Employment” for more information about this event. The M/V Free Jupiter sustained damage and will be undergoing repairs until approximately November 30, 2007, although there can be no assurances the repairs may not require longer to complete. While we believe that our hull and machinery insurance and our P&I insurance should cover the repair of the vessel and liability claims from the current charterer, subject to deductibles of at least $75,000 in the aggregate, we do not currently have loss of hire or business interruption insurance, and accordingly, we will suffer a loss of revenues for the period that the vessel is off-hire while she was aground and during repairs. In addition, our protection and indemnity insurance would not cover claims made by our charterers for damages that they may incur as a result of the delays caused by the incident, although our insurance may cover our fees and expenses incurred in defending claims for damages brought by our charterers. Furthermore, we are scheduled to deliver the M/V Free Jupiter to its subsequent charterer by November 30, 2007 for a three-year time charter. If the vessel’s repairs take longer to complete, we will request a further extension from the charterer. There can be no assurances a further extension will be granted. If a further extension is not granted, we may face claims that our insurance would not cover. We may also face increased insurance premiums as a result of the grounding incident. As a result, this grounding incident and its consequences will negatively impact our financial condition, results of operations and ability to pay dividends.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in this prospectus. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, or the failure of the related vessel to meet specified performance criteria. In addition, if we fail to deliver a vessel within the time specified in its charter, the charterer may have the right to terminate the charter. Please see “Summary — Our Company” and “Business — Vessel Employment” for information regarding a potential delay in the delivery of the M/V Free Jupiter to its charterer.

The ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, and various operating expenses. The costs and delays associated with the termination of a charter or the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, operating results and financial condition may be adversely affected.

Our earnings may be adversely affected if we do not successfully employ our vessels.

We intend to employ our vessels in fixed-rate period charters and spot charters. While current charter rates are high relative to historical rates, the charter market is volatile, and at times in the past charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, we may have to employ our vessels at depressed charter rates that would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to repay our debt.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.

Following the delivery of the M/V Free Goddess, four of the five vessels in our fleet will be employed under medium- to long-term time charters (following the expiration of the M/V Free Jupiter’s initial time charter and unscheduled dry-docking and the M/V Free Goddess’ two-month time charter), with expiration dates ranging from April 2008 to September 2010. Although medium- and long-term time charters provide relatively steady streams of revenue, vessels committed to medium- and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.

We previously relied on spot charters and may spot charter certain of our vessels in the future. The rates on spot charters are very competitive and volatile, which can result in decreased revenues if spot charter rates decline.

Our vessels have previously been spot chartered, which made our historical revenues subject to greater fluctuation. In the future, we may continue to spot charter certain of our vessels. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at pre-determined rates over more extended periods of time. If we decide to continue to spot charter certain of our vessels, there can be no assurance that we will be successful in keeping those vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable those vessels to be operated profitably.

If vessels that we acquire for our fleet are not delivered on time or delivered with significant defects, our business, results of operations, financial condition and ability to pay dividends could be adversely affected.

We took delivery of the M/V Free Hero on July 3, 2007 and of the M/V Free Jupiter on September 5, 2007. We expect to take delivery of the M/V Free Goddess in late October 2007. A prolonged delay in the delivery to us of the M/V Free Goddess or of any additional vessels we may contract to purchase, or the failure of the contract counterparty to deliver a vessel at all, could cause us to breach our obligations under a related time charter and could adversely affect our business, results of operations, financial condition and the ability to pay dividends. The delivery of any of these vessels with substantial defects could have similar consequences.

If we cannot complete the purchase of the M/V Free Goddess or other vessels we may use the proceeds of this offering for general corporate purposes with which you may not agree.

Certain events may arise that could result in us not taking delivery of the M/V Free Goddess or any other vessel we may contract to purchase, such as seller’s default, a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. If the sellers of the M/V Free Goddess or any other vessels fail to deliver the vessels to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, our management will have the discretion to apply the proceeds of this offering that we would have used to repay debt incurred for the purchase of those vessels to acquire other vessels or for general corporate purposes with which you may not agree. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of the M/V Free Goddess or any other vessel we may contract to purchase. It may take a substantial period of time before we can locate and purchase other suitable vessels. During this period, the portion of the proceeds of this offering originally planned for the acquisition of the M/V Free Goddess or other vessels may be invested in other instruments and therefore may not yield returns at rates comparable to those that vessels might have earned, which would have a material adverse effect on our business and results of operations.

We depend entirely on Free Bulkers and Safbulk to manage and charter our fleet.

Our executive management team consists of only two individuals, our chief executive officer and our chief financial officer. We currently contract the management of our fleet, including crewing, maintenance and repair, as well as our financial reporting and internal controls, to Free Bulkers, an affiliated company. Free Bulkers has entered into a sub-management agreement with Safbulk, a company controlled by the Restis family, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. We are dependent upon Free Bulkers for technical management of our fleet and upon Safbulk for our ability to attract charterers and charter brokers. The loss of either of their services or their failure to perform their obligations could reduce our revenues and net income and adversely affect our operations and business. Generally, Free Bulkers is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless Free Bulkers or its employees act with negligence or gross negligence or commit a willful default with respect to one of our vessels. Pursuant to its agreement with us, Free Bulkers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to Free Bulkers. Although we may have rights against Free Bulkers, if Free Bulkers defaults on its obligations to us, you may have no recourse against Free Bulkers. In addition, if Safbulk defaults on its obligations to Free Bulkers, we may have no recourse against Safbulk. Further, we expect that we will need approval from our lenders if we intend to replace Free Bulkers as our fleet manager.

Because our seafaring employees are covered by collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

All of the seafarers employed on the vessels in our fleet are covered by collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

If Free Bulkers is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected.

As we expand our fleet, we will rely on Free Bulkers to recruit suitable additional seafarers and to meet other demands imposed on Free Bulkers. We cannot assure you that Free Bulkers will be able to meet these demands as we expand our fleet. If Free Bulkers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. If Free Bulkers is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be adversely affected.

We, and one of our executive officers, have affiliations with Free Bulkers that could create conflicts of interest detrimental to us.

Our chairman, chief executive officer and president, Ion G. Varouxakis, is also the controlling shareholder and officer of Free Bulkers, which is our ship management company. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between Free Bulkers and us. Each of our operating subsidiaries has a nonexclusive management agreement with Free Bulkers. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk, which is controlled by FS Holdings Limited, one of our principal shareholders. Although Free Bulkers currently serves as manager for vessels owned by us, neither Free Bulkers nor Safbulk is restricted from entering into management agreements with other competing shipping companies, and Safbulk provides management services to other international shipping companies, including the Restis group, which owns and operates vessels in the drybulk sector. Free Bulkers or Safbulk could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that Free Bulkers or Safbulk would resolve any conflicts of interest in a manner beneficial to us.

Operational or financial problems experienced by Free Bulkers, our affiliate, may adversely impact us.

The ability of Free Bulkers to continue providing services for us will depend in part on Free Bulkers’ own financial strength. Circumstances beyond our control could impair Free Bulkers’ financial strength and, as a result, Free Bulkers’ ability to fulfill its obligations to us which could have a material adverse effect on us.

If Free Bulkers is unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.

We will rely on Free Bulkers to recruit suitable senior officers and crews as we expand our fleet. In addition, as we expand our fleet, we will have to rely on Free Bulkers to recruit suitable additional seafarers. We cannot assure you that Free Bulkers will be able to continue to hire suitable employees as we expand our fleet. If Free Bulkers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. We expect that all or part of the seafarers who will be employed on the ships in our fleet will be covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If Free Bulkers is unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends may be materially adversely affected.

In the highly competitive international drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we have. Competition for the transportation of drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

We have incurred secured debt under loan agreements for all of our vessels. See “See Business — Loans for Vessels.” If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.

To finance our original fleet of vessels, one of which was sold in April 2007, we incurred secured debt under loan agreements with Hollandsche Bank — Unie N.V. that are guaranteed by us and unsecured, non-interest-bearing shareholder loans. As of June 30, 2007, we had total debt consisting of loans from shareholders of $15.9 million and a ratio of bank debt to total capital of approximately 39%. The long-term debt requires quarterly payments of principal and interest and the shareholder loans require quarterly payments of principal. See “Business — Loans for Vessels.”

On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase two secondhand drybulk carriers, the M/V Free Hero and the M/V Free Jupiter, from non-affiliated parties for a total of approximately $72.25 million. On August 20, 2007, we entered into a memorandum of agreement to purchase the M/V Free Goddess, a secondhand Handysize vessel for a total purchase price of $25.2 million. We took delivery of the M/V Free Hero on July 3, 2007 and of the M/V Free Jupiter on September 5, 2007 and we expect to take delivery of the M/V Free Goddess in October 2007. To finance the acquisition of these vessels and other vessels we may acquire, we have obtained loan commitments from HSH Nordbank AG and BTMU Capital Corporation for an aggregate of $89.5 million in the form of a secured senior loan and a junior secured loan, as well as a $14.0 million unsecured loan from FS Holdings Limited, one of our principal shareholders. We have also entered into a credit agreement with Hollandsche Bank — Unie N.V. increasing the amount available on an existing facility from $5.0 million to $9.0 million. Our ability to borrow any undrawn portion of the aggregate $89.5 million commitment amount under the HSH Nordbank AG and BTMU Capital Corporation loans will terminate on January 15, 2008.

The drawings under these facilities have materially increased our long-term debt, our shareholder debt, and our ratio of debt to total capital.

If we are not able to repay a portion of our borrowings using the proceeds of this offering, we will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These requirements will increase as we draw additional funds available for the acquisition of new vessels. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further expand our fleet, which would increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

We have negotiated an offer letter contingent upon, among other things, the execution of formal loan agreements, for a senior secured credit facility from Credit Suisse, the lead underwriter of this offering, in the aggregate amount of $87.0 million, consisting of a $48.7 million loan to finance or refinance, as appropriate, up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess and a $38.3 million facility to finance up to 75% of the purchase price of additional vessels. The repayment and interest terms contained in this offer letter are more favorable than those contained in our debt facilities that were used to acquire the M/V Free Hero and the M/V Free Jupiter, and will be used to acquire the M/V Free Goddess and would increase our cash flow and should result in funds available for vessel acquisitions and payment of dividends to our shareholders. We intend to enter into this senior credit facility only if we successfully complete this offering. We cannot assure you that we will enter into a formal agreement with Credit Suisse. See “Business — Loans for Vessels” for a description of this Credit Suisse offer letter.

Continued increase in interest rates would reduce funds available to purchase vessels and service debt.

The rise in interest rates since 2005 has caused our interest cost to increase and has had a material adverse effect on our net income. Any further interest rate increases could further reduce our revenues and net income. We have purchased, and may purchase in the future, vessels with loans that provide for periodic interest payments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could decrease the number of additional vessels that we could acquire and adversely affect our financial condition and results of operations and may adversely affect our ability to service debt.

Our loan agreements and commitment letters contain covenants that may limit our liquidity and corporate activities.

Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures; and

•	change the management of our vessels or terminate or materially amend the management agreements and sell our vessels.

In addition, our credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain minimum vessel values, minimum cash balances on deposit, minimum working capital and adequate insurance. Therefore, we may need to seek permission from our lenders in order to undertake certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

We cannot assure you that we will pay dividends.

There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus or at all. Following the closing of this offering, we intend to declare and distribute a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. We currently expect, assuming we complete this offering, that we will pay in February 2008 a dividend of $0.175 per share for the 2007 fiscal year followed by a quarterly dividend of $0.175 per share in each of the following three quarters as described in “Dividend Policy.” However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of the prospectus. Our credit agreements may also prohibit our declaration and payment of dividends under some circumstances. For example, our offer letter for a senior secured credit facility from Credit Suisse, the lead underwriter of this offering, permits payments of dividends to our shareholders provided we are in compliance with certain loan covenants. See “Business — Loans for Vessels.” We may also enter into new financing or other agreements that will restrict our ability to pay dividends.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends; but in case there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends. We and our subsidiaries will be permitted to pay dividends under our senior secured term loan only for so long as we are in compliance with all applicable financial covenants, terms and conditions. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws discussed above.

The performance of our existing charters and the creditworthiness of our charterers may hinder our ability to implement our business strategy by making additional debt financing unavailable or available only at higher than anticipated cost.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to acquire additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all, or at a higher than anticipated cost, may materially impair our ability to implement our business strategy.

As we expand our business, we will need to upgrade our operational and financial systems, and add more staff. If we cannot upgrade these systems or recruit suitable additional employees, our performance may suffer.

Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempt to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Free Bulkers to recruit additional shoreside administrative and management personnel. We cannot assure you that Free Bulkers will be able to continue to hire suitable additional employees as we expand our fleet. If we cannot upgrade our operational and financial systems effectively or recruit suitable additional employees our performance may suffer and our ability to expand our business further will be restricted.

We will be required to evaluate our controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002, which will require substantial resources. If these evaluations result in the identification of material weaknesses, we may be adversely affected until these weaknesses can be corrected.

We are required to comply with a variety of laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (which we refer to as the Sarbanes-Oxley Act), SEC regulations and the NASDAQ Stock Market rules. In particular, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent public accounting firm. We anticipate that we will have to dedicate additional resources and accelerate progress on the required assessments in order to complete documenting and testing our internal control systems and procedures in the time to enable us to timely file our annual report on Form 20-F for the year ended December 31, 2007. If we determine that we will require additional employees to complete this process, we may have difficulty in identifying and employing individuals with the necessary knowledge and experience. During the course of testing, deficiencies may be identified that we may not be able to remediate to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to correct any deficiencies we identify, we may not obtain an unqualified attestation report from our independent public accounting firm, which will be required for the fiscal year ended December 31, 2008. Failure to achieve and maintain an effective internal control environment or obtain an unqualified report could have a material adverse effect on the market price of our common stock.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our existing management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. We have entered into employment agreements with our chairman, chief executive officer and president, Ion G. Varouxakis, and our chief financial officer, Dimitris D. Papadopoulos. Our success will depend on retaining key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations and ability to pay dividends. We do not maintain “key man” life insurance on any of our officers.

Our vessels may suffer damage and may face unexpected dry-docking costs, which could reduce our cash flow and impair our financial condition.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.

Since our fleet is currently small, the loss of service of any vessels could have a material adverse effect on our earnings.

During the year ended December 31, 2006, we had three vessels in our fleet. In April 2007, we sold one of our vessels and we took delivery of two other vessels, the M/V Free Hero and the M/V Free Jupiter, in July 2007 and September 2007, respectively. Although we have entered into a memorandum of agreement to acquire an additional vessel, this acquisition is not expected to occur until late October 2007. Please also see “Summary — Our Company” and “Business — Vessel Employment” for information regarding the M/V Free Jupiter’s anticipated off-hire period due to a grounding incident. We do not currently maintain insurance for loss of hire. Since our fleet is currently small, the loss of service of any of our vessels, especially our four current vessels, could have a material adverse effect on our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

We took delivery of two secondhand vessels, the M/V Free Hero and the M/V Free Jupiter, on July 3, 2007 and September 5, 2007, respectively, and we have entered into a memorandum of agreement to acquire an additional secondhand vessel, the M/V Free Goddess. Although we inspect the secondhand vessels that we acquire prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Upon acquisition of the M/V Free Goddess, the average age of our drybulk carriers at the time of this offering will be approximately 16 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations or safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, it is not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Because we will generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We will generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. For example, during 2006, the value of the dollar declined by approximately 11% as compared to the Euro and declined approximately 1.8% further during the first six months of 2007. Further declines in the value of the dollar could lead to higher expenses payable by us.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We currently do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, we cannot assure that the insurers will not default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption for 2008 and subsequent years. However, there are factual circumstances beyond our control that could cause us to fail to qualify for this tax exemption and thereby be subject to United States federal income tax on our United States source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and “qualified shareholders” as defined by the regulations to Section 883 do not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of our direct and indirect individual shareholders as residents of qualifying jurisdictions and whether they own shares through bearer share arrangements and will require compliance with ownership certification procedures by individual shareholders that are residents of qualifying jurisdictions and by each intermediary or other person in the chain of ownership between us and such individuals. See, “Tax Considerations — United States Federal Income Tax Consequences — United States Federal Income Taxation

of Our Company — Exemption of Operating Income from United States Federal Income Taxation,” for more information regarding this exemption. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

It is not clear whether we will be entitled to the benefits of Section 883 for 2006 and 2007. We do not anticipate, however, that a material amount of United States federal tax would be owed in the event that we do not qualify for the benefits of Section 883 for such years.

If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations — United States Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Tax Considerations — United States Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Legislation has been proposed in the United States which would prevent dividends on our shares from qualifying for certain preferential rates for U.S. federal income tax purposes.

“Qualified dividend income” derived by noncorporate shareholders that are subject to U.S. federal income tax is currently subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Capital Market or the NASDAQ Global Market and we do not and have not qualified as a “passive foreign investment company” for U.S. federal income tax purposes, distributions treated as dividends for U.S. tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the shareholder are satisfied) for treatment as qualified dividend income. Proposed legislation in the United States would, however, if enacted, make it unlikely that such distributions on our shares would be eligible for such treatment. As of the date hereof, no assurance can be given regarding whether or not such legislation will be enacted.

Offering-Specific Risk Factors

There may not be a liquid market for our common stock, which may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

Although we have made application to list our shares on the NASDAQ Global Market, until now our shares have traded on the NASDAQ Capital Market and the trading volume has been low. We cannot predict at this time how actively our shares will trade in the public market or whether the price of our shares in the public market will reflect our actual financial performance.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will pay more for your shares of common stock than the amounts paid on average by our existing shareholders for their shares. As a result, you will incur immediate and substantial dilution of $3.07 per share, representing the difference between the public offering price and our pro forma as adjusted net tangible book value per share as of June 30, 2007, after giving effect to this offering and the exercise of Class W and Class Z warrants through October 11, 2007. In addition, purchasers of our common stock from us in this offering will have contributed approximately 85% of the aggregate price paid by all purchasers of our common stock from us, but will own only approximately 59% of the shares outstanding after this offering. For more information, please see “Dilution.”

If holders of our warrants exercise their right to purchase shares of our common stock, you will experience immediate dilution.

As of October 11, 2007, we have outstanding 200,000 Class A warrants issued to our initial shareholders, and 700,000 Class B warrants issued to FS Holdings Limited. Of our publicly traded classes of warrants, we have outstanding as of October 11, 2007 1,297,245 Class W warrants and 1,756,450 Class Z warrants. Each of these warrants is exercisable to purchase one share of our common stock at an exercise price of $5.00 per share, and our Class A, Class W and Class Z warrants must be exercised for cash. Our Class A warrants expire July 29, 2011, our Class B warrants expire on May 8, 2012 as to 275,000 shares and on June 22, 2012 as to 425,000 shares, our Class W warrants expire July 29, 2009, and our Class Z warrants expire July 29, 2011. As a result, if holders of our warrants exercise their right to purchase shares of our common stock, we may issue up to 3,953,695 additional shares of our common stock at $5.00 per share, which will cause you immediate dilution.

In addition, we are obligated under the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor to issue up to an additional 410,000 shares of common stock. See “Description of Capital Stock — Underwriter’s Unit Purchase Option.”

Upon the consummation of this offering, two of our principal shareholders may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.

Two of our principal shareholders, The Mida’s Touch S.A. and FS Holdings Limited, controlled by Mr. Varouxakis and members of the Restis family, respectively, currently own (not including shares of common stock subject to options and warrants) approximately 64.5% of our outstanding common stock. Upon consummation of this offering they will own approximately 28.3% of our outstanding common stock. While our principal shareholders have no agreement, arrangement or understanding relating to the voting of their shares, they may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

Future sales of our stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We have registered for resale an aggregate of 840,834 shares of common stock beneficially owned by certain of our shareholders, 3,672,500 shares of our common stock issuable upon the exercise of our Class W and Class Z warrants (including 151,250 shares of FreeSeas common stock issuable upon exercise of Class W and Class Z warrants owned by certain shareholders), and 410,000 shares issuable upon the exercise of a unit purchase option held by the lead underwriter in the initial public offering of our predecessor.

We may issue additional shares of our stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 40,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which 16,908,905 shares of common stock will be outstanding immediately after this offering, assuming that the underwriters do not exercise their over-allotment option. See “Prospectus Summary — The Offering” with respect to the calculation of the number of shares outstanding immediately following this offering.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.

Our corporate affairs are governed by amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. For more information with respect to how stockholder rights under Marshall Islands law compare with stockholder rights under Delaware law, please read “Marshall Islands Company Considerations.”

It may not be possible for investors to enforce U.S. judgments against us.

We, and all our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Anti-takeover provisions in our organizational documents, and under Marshall Islands corporate law, could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and by-laws, and certain provisions of the Marshall Islands corporate law, could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, these provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors.”

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, or the documents to which we refer you in this prospectus, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbol “FREE” upon completion of our merger with Trinity Partners Acquisition Company Inc. Our Class W and Class Z warrants also are traded on the NASDAQ Capital Market under the symbols “FREEW” and “FREEZ,” respectively. We have applied to have our common stock and warrants listed on the NASDAQ Global Market under the same symbols upon completion of this offering.

The closing high and low sales prices of our common stock as reported by the NASDAQ Capital Market, for the periods indicated, are as follows:

For the Period:	Low	High

Year ended December 31, 2005(1)	$5.33	$5.40
Quarterly for 2005:
Fourth quarter(1)	$5.33	$5.40
Year ended December 31, 2006	$2.62	$5.45
Quarterly for 2006:
First quarter	$4.50	$5.45
Second quarter	$3.65	$4.85
Third quarter	$3.70	$5.07
Fourth quarter	$2.62	$4.90
Quarterly for 2007:
First quarter	$2.76	$5.15
Second quarter	$4.55	$7.63
Third quarter	$6.77	$9.35
Fourth quarter (through October 11, 2007)	$7.52	$10.24
Monthly for 2007:
January	$2.76	$5.11
February	$4.53	$4.77
March	$4.40	$5.15
April	$4.55	$5.00
May	$4.75	$6.45
June	$6.09	$7.63
July	$7.42	$9.35
August	$6.77	$8.65
September	$7.14	$7.84
October (through October 11, 2007)	$7.52	$10.24

(1)	Includes the high and low information from December 16, 2005, the date on which our securities began trading on the NASDAQ Capital Market. Prior to our merger with Trinity, Trinity’s securities traded on the OTC Bulletin Board.

DIVIDEND POLICY

Following the closing of this offering, we intend to pay quarterly cash dividends to our shareholders equal to a portion of our available cash from operations during the previous quarter after expenses and reserves for scheduled dry-dockings, intermediate and special surveys and other purposes as our board of directors may determine from time to time are required, and after taking into account any other cash needs. We expect that we will pay a dividend in February 2008 of $0.175 per share for the 2007 fiscal year followed by a quarterly dividend of $0.175 per share in each of the subsequent three quarters following the closing of the offering at the annual rate of $0.70 per share (or the pro rata portion thereof if the dividend period is less than a full quarter), assuming we complete this offering.

We cannot assure you that we will pay dividends. We may not have sufficient funds with which to pay dividends at all or at the anticipated frequency or amount set forth in this prospectus. Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial position, cash requirements and availability, fleet renewal and expansion, and restrictions in our loan agreements, as well as the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors will specifically consider our available cash flow from operations during the previous quarter, less cash expenses for that quarter (primarily vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business before declaring a quarterly dividend to our shareholders. These reserves may cover, among other things, dry-docking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. Further, we cannot assure you that, after the expiration or earlier termination of our charters, we will have any sources of income from which dividends may be paid. We refer you to the disclosures under the headings “Forward-Looking Statements” and “Tax Considerations” included elsewhere in this prospectus. In addition, see “Risk Factors” for a discussion of certain risks related to our ability to pay dividends.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $78,408,000 from this offering, assuming that the underwriters’ over-allotment option is not exercised and after deducting underwriting discounts and commissions and offering expenses, based on $8.56 per share, which was the closing price of our common stock on October 11, 2007.

We expect to enter into an $87.0 million credit agreement with Credit Suisse following completion of this offering as described further under “Business — Loans for Vessels.” We intend to use the net proceeds of this offering and a $48.7 million draw under the Credit Suisse credit agreement to refinance an aggregate of $71.5 million of our existing indebtedness and for other purposes.

We intend to use the remaining proceeds for general corporate purposes, including future vessel acquisitions.

As of the date of this prospectus, we intend to use the net proceeds of this offering and the amount drawn under the Credit Suisse credit agreement to pay the following:

•	$14.0 million outstanding as of June 30, 2007 under a $14.0 million unsecured shareholder loan which bears interest at an annual rate of 12% and has a maturity date of the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40 million in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the loan;

•	$42.7 million of our $68.0 million senior secured loan from HSH Nordbank A.G. which has a maturity date of August 31, 2015 and bears interest at an annual rate of LIBOR plus 1.5%, which amount was drawn subsequent to June 30, 2007;

•	$12.9 million of our $21.5 million junior loan from BTMU Capital Corporation which has a maturity date of August 31, 2010 and bears interest at a annual rate of LIBOR plus 2.75%, which amount was drawn subsequent to June 30, 2007;

•	$1.9 million as of June 30, 2007 under preexisting interest-free shareholder loans used to finance the acquisition of our original three vessels which mature on the earlier of January 1, 2008 or the date that we raise additional capital of at least $12.5 million; and

•	The unpaid portion of the purchase price of the M/V Free Goddess or, if the purchase of the M/V Free Goddess occurs prior to the closing of this offering, the $20.8 million that will be drawn down under our senior and junior loans to finance in part the purchase of this vessel.

If we do not purchase the M/V Free Goddess, we may use the proceeds of this offering to purchase other vessels or for general corporate purposes. In particular, certain events may arise that could result in us not taking delivery of the M/V Free Goddess, such as its total loss, a constructive total loss, or if it suffers substantial damage prior to its delivery.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Business — Loans for Vessels” for more information about our Acquisition Debt Facilities and our other borrowings.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2007:

•	on a historical basis without any adjustment to reflect subsequent events;

•	as adjusted to reflect certain changes in our debt outstanding, and the exercise of 531,505 Class W warrants and 87,300 Class Z warrants, as of October 11, 2007, but without giving effect to the payment of $250,000 due on September 30, 2007 on our shareholders’ loan, which payment due date has been extended; and

•	on an as further adjusted basis for the sale of 10,000,000 shares at an assumed offering price of $8.56 per share, the last reported closing price of our common stock on October 11, 2007, net of underwriters’ discounts and commissions, offering expenses, and after receipt and application of net proceeds together with the new secured credit facility from Credit Suisse that we intend to enter into following the completion of this offering. See “Business — Loans for Vessels.”

Other than as set forth in the “As Adjusted” column, there have been no material changes in our capitalization between June 30, 2007 and the date of this prospectus. Current portion of long-term debt in the “As Adjusted” column represents the current portion of the existing debt as of June 30, 2007; in the “As Further Adjusted” column, part of the proceeds of the offering will be used to repay a portion of the debt outstanding as of June 30, 2007.

				As Further
	Historical	As Adjusted		Adjusted(5)
	(Unaudited; dollars in thousands)

Debt:
Shareholders’ loans, current portion(1)	$1,864	$1,864		$0
Shareholders’ loans, net of current portion(1)(2)	12,193	12,193		0
Long-term debt, current portion	2,000	8,030	(3)	5,750	(6)
Long-term debt, net of current portion	2,500	52,070	(3)	46,950	(6)

Total debt	$18,557	$74,157		$52,700	(6)
Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—	—		—
Common stock, $0.001 par value; 40,000,000 shares authorized; 6,290,100 and 6,908,905 shares issued and outstanding, actual and as adjusted	6	6		16	(7)
Additional paid-in capital	11,612	14,551	(4)	92,949	(8)
Accumulated deficit	(79)	(79)		(79)

Total shareholders’ equity	$11,539	$14,478		$92,886

Total capitalization	$30,096	$88,635		$145,586

(1)	Shareholders’ loans are unsecured and unguaranteed as of October 11, 2007.

(2)	Reflects the $14.0 million outstanding balance of the loan from FS Holdings net of the discount relating to the 700,000 warrants issued to FS Holdings in connection with this loan. See Note 9 to the condensed consolidated financial statements included elsewhere in this prospectus.

(3)	Reflects our borrowings of $55.6 million under our senior and junior financing sources used to pay the remaining balance of the purchase price of each of the M/V Free Hero and the M/V Free Jupiter and the remaining $4.5 million outstanding as of June 30, 2007 on the loans relating to the M/V Free Envoy and the M/V Free Destiny.

(4)	Reflects the addition of $2.9 million of net proceeds received in connection with the exercise of Class W and Class Z warrants.

(5)	Each $1.00 increase (decrease) in the assumed public offering price of $8.56 per share would increase (decrease) the net proceeds to us from this offering by $9.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Also assumes the underwriters do not exercise their over-allotment option. The “as further adjusted” information is illustrative only, and following the completion of this offering, our capitalization will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(6)	Reflects the repayment of the shareholders’ loans and the outstanding borrowings under our senior and junior loans used to finance in part the purchase price of the M/V Free Hero and the M/V Free Jupiter with the net proceeds of this offering and with a draw down of $48.7 million under the facility that we expect to enter into with Credit Suisse, of which $3.75 million would be current. In addition, the amount includes $4 million outstanding as of October 11, 2007 on the loans relating to the M/V Free Destiny and the M/V Free Envoy, of which $2.0 million is current. Does not reflect the draw down, and repayment of, $20.8 million under our senior and junior loans, which we anticipate will be necessary in connection with the purchase of the M/V Free Goddess prior to the closing of this offering. See “Use of Proceeds.”

(7)	Reflects an increase of $10,000 in common stock resulting from the issuance of 10 million shares in this offering.

(8)	Reflects the addition of $2.9 million of net proceeds received in connection with the exercise of Class W and Class Z warrants and of $78.4 million of net proceeds from this offering.

As of June 30, 2007, our actual cash and cash equivalents totaled $7.7 million, and on an “as further adjusted” basis, cash and cash equivalents would total $35.2 million, including restricted cash of $1.1 million. Our cash on an “as further adjusted” basis also assumes that we have paid the remaining purchase price of $22.7 million for the M/V Free Goddess. If we purchase the M/V Free Goddess after we close this offering, we will use the net proceeds of this offering and a draw under the credit facility we expect to enter into with Credit Suisse to fund the remaining purchase price. If we purchase the M/V Free Goddess before we close this offering, we will borrow $20.8 million from our existing facilities and use our available cash to pay the $1.9 million balance. We expect to subsequently refinance the $20.8 million borrowed once we complete this offering. See “Use of Proceeds.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per-share offering price of the common stock is greater than the net tangible book value per share for the common stock outstanding before this offering.

At June 30, 2007, we had net tangible book value of $11,539,000, or $1.83 per share. As of October 11, 2007, we have received an aggregate of $3,094,025 in gross proceeds, which resulted in net proceeds of $2,939,323 after deducting fees due to a financial advisor, from exercises of Class W and Class Z warrants. We issued 618,805 shares of common stock in accordance with the terms of these warrants in connection with the exercises. As a result of such exercises and without giving effect to any other changes in our total tangible asset and total liabilities, at June 30, 2007, we had an adjusted net tangible book value of $14,478,324, or $2.10 per share. After giving effect to the issuance of 10,000,000 shares of common stock in this offering at an offering price of $8.56 per share, the pro forma net tangible book value and adjusted net tangible book value at June 30, 2007 would have been $89,947,000 and $92,886,324, respectively, or $5.52 per share and $5.49 per share, respectively. This represents an immediate appreciation in net tangible book value and adjusted net tangible book value at June 30, 2007 of $3.69 per share and $3.40 per share, respectively, to existing shareholders and an immediate dilution of net tangible book value of $3.04 per share and $3.07 per share, respectively, to new investors. The following table illustrates the pro forma per share dilution and appreciation at June 30, 2007:

		June 30,
	June 30,	2007
	2007	As Adjusted(2)

Assumed offering price per share in this offering	$8.56	$8.56

Net tangible book value per share	$1.83	$2.10

Increase in net tangible book value per share attributable to new investors in this offering	$3.69	$3.40

Pro forma net tangible book value per share after giving effect to this offering	$5.52	$5.49

Dilution per share to the new investors(1)	$3.04	$3.07

(1)	Each $1.00 increase (decrease) in the assumed public offering price of $8.56 per share would increase (decrease) our as adjusted net tangible book value by $9.3 million, or $0.55 per share, and increase (decrease) dilution in net tangible book value per share to investors in this offering by $0.55 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, and offering expenses. The information in the table above is illustrative only, and following the completion of this offering, our capitalization will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(2)	Reflects the dilution and appreciation as of June 30, 2007 after giving effect to the exercise of 618,805 Class W warrants and 87,300 Class Z warrants through October 11, 2007.

Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Dilution per share to new investors would be $2.83 if the underwriters exercise in full their over-allotment option.

The following table summarizes, on a pro forma basis as of June 30, 2007, and as adjusted to give effect to the exercise of 618,805 Class W warrants and 87,300 Class Z warrants through October 11, 2007, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by the investors in this offering based upon the price of $8.56 per share, which was the closing price of our common stock on October 11, 2007.

	Pro Forma Shares		Total			Average
	Outstanding		Consideration			Price per
	Number	Percentage	Amount		Percentage	Share

Existing shareholders	6,290,100	37%	$11,539,000		12%	$1.83
Shareholders exercising warrants through October 11, 2007	618,805	4%	$3,094,025	(1)	3%	$5.00
New investors	10,000,000	59%	$85,600,000		85%	$8.56

Total	16,908,905	100%	$100,233,025		100%	$5.93

(1)	Gross proceeds received from the exercise of Class W and Class Z warrants.

Each $1.00 increase (decrease) in the assumed public offering price of $8.56 per share would increase (decrease) total consideration paid by new investors and total consideration paid by all shareholders by $10 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The information in the table above is illustrative only, and following the completion of this offering, will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma percentage of shares of our common stock held by existing shareholders and shareholders exercising warrants between June 30, 2007 and October 11, 2007 will decrease to approximately 37% of the total number of pro forma shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to 11,500,000, or approximately 63% of the total number of shares of our common stock outstanding after this offering.

The information in the table above excludes (as of October 11, 2007):

A. up to 250,000 shares reserved for issuance upon the exercise of stock options currently outstanding (of which, as of June 30, 2007, options to purchase 166,667 shares had vested), which have an exercise price of $5.00 per share and expire on December 16, 2010, and up to 1,250,000 shares issuable upon the exercise of stock options that may be granted in the future under our stock incentive plan;

B. 3,953,695 shares of common stock reserved for issuance upon the exercise of outstanding warrants as follows:

•	200,000 Class A warrants held by our initial shareholders exercisable at $5.00 per share and expiring July 29, 2011;

•	700,000 Class B warrants held by FS Holdings Limited exercisable at $5.00 per share of which 275,000 expire on May 8, 2012 and 425,000 expire on June 22, 2012;

•	1,297,245 Class W warrants exercisable at $5.00 per share and expiring July 29, 2009;

•	1,756,450 Class Z warrants exercisable at $5.00 per share and expiring July 29, 2011;

C. 410,000 shares of common stock reserved for issuance upon the exercise of the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor, which unit purchase option expires July 29, 2009, as follows:

•	25,000 shares of common stock included in the 12,500 Series A units purchasable upon exercise of the unit purchase option, at an exercise price of $17.325 per Series A unit;

•	62,500 shares of common stock issuable for $5.50 per share upon exercise of 62,500 Class W warrants included in the 12,500 Series A units;

•	62,500 shares of common stock issuable for $5.50 per share upon exercise of 62,500 Class Z warrants included in the 12,500 Series A units;

•	130,000 shares of common stock included in the 65,000 Series B units purchasable upon exercise of the unit purchase option, at an exercise price of $16.665 per Series B unit;

•	65,000 shares of common stock issuable for $5.50 per share upon exercise of 65,000 Class W warrants included in the 65,000 Series B units;

•	65,000 shares of common stock issuable for $5.50 per share upon exercise of 65,000 Class Z warrants included in the 65,000 Series B units; and

D. shares that may be issued pursuant to the underwriters’ over-allotment option.

To the extent that any options or warrants are exercised or new options or shares of common stock are issued under our amended and restated 2005 stock incentive plan, there will be further dilution to investors in this offering.

The following table assumes the exercise of all options and warrants outstanding as of October 11, 2007:

						Average
	Shares Purchased		Total Consideration			Price per
	Number	Percentage	Amount		Percentage	Share

Existing shareholders(1)	6,290,100	29%	$11,539,000		9%	$1.83
Shareholders exercising warrants through October 11, 2007	618,805	3%	$3,094,025	(2)	3%	$5.00
Shares subject to options and warrants(3)	4,613,695	21%	$23,720,763		19%	$5.14
New investors	10,000,000	47%	$85,600,000		69%	$8.56

Total	21,522,600	100%	$123,953,788		100%	$5.76

(1)	Excluding shares subject to options and warrants.

(2)	Gross proceeds received from the exercise of Class W and Class Z warrants.

(3)	Includes an aggregate of 700,000 warrants issued on May 8, 2007 and June 22, 2007.

SELECTED HISTORICAL FINANCIAL INFORMATION
AND OTHER DATA

The following selected historical financial information and other data were derived from our audited consolidated financial statements for the years ended December 31, 2004 (from inception), 2005 and 2006 and our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2006 and 2007 included elsewhere in this prospectus. The information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes included in this prospectus and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical data included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Statement of Operations Data:
Operating revenues	$3,562	$2,986	$7,830	$5,430	$11,727	$10,326	$2,830
Commissions	(225)	(185)	(482)	(349)	(799)	(553)	(127)
Voyage expenses	(37)	(49)	(39)	(686)	(689)	(55)	(16)
Vessel operating expenses (exclusive of depreciation and amortization expenses shown separately below)	(899)	(1,033)	(2,313)	(2,065)	(4,483)	(3,596)	(786)
Depreciation expense	(655)	(1,081)	(1,467)	(2,221)	(4,479)	(3,553)	(872)
Amortization of deferred dry-docking and special survey costs	(123)	(112)	(318)	(222)	(442)	(355)	(109)
Management fees to a related party	(225)	(135)	(360)	(270)	(540)	(488)	(180)
Stock-based compensation expense	(25)	(216)	(50)	(379)	(651)	(200)	—
General and administrative expenses	(640)	(390)	(982)	(822)	(1,925)	(321)	(34)
Gain on sale of vessel	1,369	—	1,369	—	—	—	—
Finance costs	(414)	(265)	(633)	(511)	(1,004)	(1,076)	(240)
Interest income	39	2	39	13	19	8	4
Other	(17)	(125)	29	(176)	(58)	15	—
Net income (loss) for period	1,710	(603)	2,623	(2,258)	(3,324)	152	470
Earnings Per Share Data:
Net income (loss) per share:
Basic earnings (loss) per share	$0.27	$(0.10)	$0.42	$(0.36)	$(0.53)	$0.03	$0.10
Diluted earnings (loss) per share	$0.25	$(0.10)	$0.41	$(0.36)	$(0.53)	$0.03	$0.10
Weighted average number of shares:
Basic weighted average number of shares	6,290,100	6,290,100	6,290,100	6,290,100	6,290,100	4,574,588	4,500,000
Diluted weighted average number of shares	6,921,050	6,290,100	6,476,315	6,290,100	6,290,100	4,600,444	4,500,000

	June 30,	December 31,
	2007	2006	2005	2004

Balance Sheet Data:
Total current assets	$9,106	$1,417	$5,286	$1,443
Fixed assets, net	10,268	19,369	23,848	16,188
Total assets	32,804	23,086	29,840	18,335
Total current liabilities, including current portion of long-term debt	6,572	10,260	10,231	4,971
Long-term debt, including shareholder’s loans, net of current portion	14,693	5,819	9,750	9,978
Total liabilities	21,265	16,079	20,135	14,949
Total shareholders’ equity	11,539	7,007	9,705	3,386

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
PERFORMANCE INDICATORS	2007	2006	2007	2006	2006	2005	2004

EBITDA (1)	$2,863	$853	$5,002	$683	$2,582	$5,128	$1,687
Fleet Data:
Average number of vessels (2)	2.29	3.00	2.64	3.00	3.00	2.55	0.67
Ownership days (3)	208	273	478	543	1,095	931	244
Available days (4)	208	253	478	523	1,005	931	244
Operating days (5)	203	250	461	490	941	893	244
Fleet utilization (6)	97.6%	91.6%	96.4%	90.2%	85.9%	95.9%	100.0%
Average Daily Results:
Average TCE rate (7)	$16,256	$11,008	$15,856	$8,969	$10,881	$10,882	$11,012
Vessel operating expenses (8)	4,322	3,784	4,839	3,803	4,094	3,863	3,221
Management fees (9)	505	495	502	497	493	524	738
Total vessel operating expenses (10)	$4,827	$4,278	$5,341	$4,300	$4,587	$4,387	$3,959

(1)	We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness.

EBITDA reconciliation to net income:

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Net income (loss)	$1,710	$(603)	$2,623	$(2,258)	$(3,324)	$152	$470
Depreciation and amortization	778	1,193	1,785	2,443	4,921	3,908	981
Interest and finance cost	375	263	594	498	985	1,068	236

EBITDA	$2,863	$853	$5,002	$683	$2,582	$5,128	$1,687

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry-dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Operating revenues	$3,562	$2,986	$7,830	$5,430	$11,727	$10,326	$2,830
Voyage expenses and commissions	(262)	(234)	(521)	(1,035)	(1,488)	(608)	(143)

Net operating revenues	$3,300	$2,752	$7,309	$4,395	$10,239	$9,718	$2,687

Operating days	203	250	461	490	941	893	244
Time charter equivalent rates	$16,256	$11,008	$15,856	$8,969	$10,881	$10,882	$11,012

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

							From Inception
							(April 23,
	Three Months Ended		Six Months Ended		Year Ended		2004) to
	June 30,		June 30,		December 31,		December 31,
	2007	2006	2007	2006	2006	2005	2004

Vessel operating expenses	$899	$1,033	$2,313	$2,065	$4,483	$3,596	$786
Ownership days	208	273	478	543	1,095	931	244
Daily vessel operating expense	$4,322	$3,784	$4,839	$3,803	$4,094	$3,863	$3,221

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

General

We are a shipping company that currently operates four vessels in the drybulk shipping market through our wholly owned subsidiaries. We were formed on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.

Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board.

The operations of our vessels are managed by Free Bulkers, an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services. These services include, at a monthly fee per vessel, the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Also for a fee, Free Bulkers covers the commercial management of our fleet, such as identifying suitable vessel charter opportunities, which are provided by Safbulk Pty, Ltd., a company controlled by one of our affiliates, under a subcontract agreement from Free Bulkers. In addition, Free Bulkers provides us with all the necessary accounting services and, effective July 1, 2007, all the necessary financial reporting services for a fixed quarterly fee.

During the six-month period ended June 30, 2007, our fleet consisted of three Handysize vessels that carried a variety of drybulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We sold one of the three vessels, the M/V Free Fighter, on April 27, 2007 for gross proceeds of $11,075,000, and net proceeds of $10,606,000 after deducting selling costs. Therefore, as of June 30, 2007, our fleet consisted of two Handysize vessels, the M/V Free Destiny built in 1982 with a carrying capacity of 25,240 dwt and the M/V Free Envoy built in 1984 with a carrying capacity of 26,318 dwt.

Subsequent to the quarter ended June 30, 2007, we acquired the M/V Free Hero built in 1995 with a carrying capacity of 24,318 dwt, and the M/V Free Jupiter built in 2002 with a carrying capacity of 47,777 dwt, for $25,250,000 and $47,000,0000, respectively. In addition, we entered into a memorandum of agreement to acquire the M/V Free Goddess built in 1995 with a carrying capacity of 22,051 dwt for $25,200,000. See Note 16 to our interim financial statements for additional details on the acquisition, of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess.

The following table details the vessels owned or to be acquired.

					Purchase	Delivery
Name	Class	Dwt	Built	Flag	Price	Date	Employment

Free Envoy	Handysize	26,318	1984	Marshall Islands	$9.50 million	September 20, 2004	One-year time charter through April 2008 at $17,000 per day
Free Destiny	Handysize	25,240	1982	Marshall Islands	$7.60 million	August 3, 2004	70-day time charter at $28,000 per day
Free Hero	Handysize	24,318	1995	Marshall Islands	$25.25 million	July 3, 2007	Balance of time charter through December 2008/February 2009 at $14,500 per day
Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47.00 million	September 5, 2007	Initial one-trip time charter with approximately seven days remaining at $43,000 per day followed by an unscheduled dry-docking to complete repairs; thereafter to be delivered to a new charterer under a three-year time charter at $32,000 per day for the first year, $28,000 per day for the second year, and $24,000 per day for the third year
Free Goddess	Handysize	22,051	1995	Marshall Islands	$25.20 million	Expected late October 2007	Two-month time charter at $13,000 per day; thereafter a two-year time charter at $19,250 per day

Acquisition of Vessels

From time to time as opportunities arise, we intend to acquire additional secondhand drybulk carriers. We recently accepted delivery of the M/V Free Hero and the M/V Free Jupiter, and are currently under contract to acquire the M/V Free Goddess, as described in Note 16 to our interim financial statements.Vessels are generally acquired free of charter. The M/V Free Hero was acquired subject to a novation, or assumption, of its existing charter, and the M/V Free Jupiter was acquired free of charter. If no charter is in place when a vessel is acquired, we usually enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without a charter) as the acquisition of an asset rather than a business. When we acquire a vessel, we conduct, also consistent with shipping industry practice, an inspection of the physical condition of the vessel, unless practical considerations do not allow such an inspection. We also examine the vessel’s classification society records. We do not obtain any historical operating data for the vessel from the seller. We do not consider that information material to our decision on acquiring the vessel.

Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records and log books, including past financial records and accounts related to the vessel. Upon the change in ownership, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state, in the event the buyer determines to change the vessel’s flag state.

It is rare in the shipping industry for the last charterer of a vessel from a seller to continue as the first charterer of the vessel from the buyer. Where a vessel has been under a voyage charter, the seller delivers the vessel free of charter to the buyer. When a vessel is under time charter and the buyer wishes to assume that charter, the buyer cannot acquire the vessel without the charterer’s consent and an agreement between the buyer and the charterer for the buyer to assume the charter. The purchase of a vessel does not in itself transfer the charter because the charter is a separate service agreement between the former vessel owner and the charterer.

When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:

•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.

Our business comprises the following primary components:

•	Employment and operation of our drybulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.

The employment and operation of our vessels involve the following activities:

•	Vessel maintenance and repair;

•	Planning and undergoing dry-docking, special surveys and other major repairs;

•	Organizing and undergoing regular classification society surveys;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Vessel bunkering;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangements;

•	Vessel chartering;

•	Vessel hire management; and

•	Vessel performance monitoring.

Important Measures for Analyzing Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or

U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

See “Selected Historical Financial Information and Other Data — Performance Indicators” for a quantitative analysis of how we are performing against these measures.

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues, and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including the following:

•	Our ability to acquire additional vessels;

•	The nature and duration of our charters;

•	Our decisions regarding vessel acquisitions and sales;

•	The amount of time that we spend repositioning our vessels;

•	The amount of time that our vessels spend in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of our vessels;

•	The levels of supply and demand in the drybulk carrier transportation market; and

•	Other factors affecting charter rates for drybulk carriers.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s dry-docking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions. We previously addressed this risk while also taking advantage of increases in profitability in the drybulk market generally by negotiating profit sharing arrangements in each of our period time charters, which provide for potential revenues above the fixed time charter rates. We may enter into profit-sharing arrangements in the future, if available. We have also addressed this risk by arranging a mix of spot and short-term period charters, and in the future may consider a mix of spot and medium- to long-term period charter business.

Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in drybulk rates. We would also be exposed to the risk of declining drybulk rates, however, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters and are not able to negotiate profit sharing arrangements, future spot market rates may be higher or lower than those rates at which we have period time chartered our vessels. We will evaluate our opportunities to employ our vessels on spot or period time charters, depending on whether we can obtain contract terms that satisfy our criteria.

A standard maritime industry performance measure is the “daily time charter equivalent” or “daily TCE.” Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers. Our average daily TCE rates for 2004, 2005, and 2006 were $11,012, $10,882 and $10,881, respectively, and our average daily TCE rates for the first six months of 2006 and 2007 were $8,969 and $15,856, respectively.

We negotiated a 25% profit-sharing arrangement in each of the time charters for the M/V Free Envoy through September 2005 and the M/V Free Destiny through October 2005 in which we received 25% of the net amount generated by the charterer over the base rate that the charterer paid to us. Payment to us of our share of the profits has occurred at the end of a voyage. Actual and final figures were computed, and any adjustments in the payments made, occurred within 30 days of vessel redelivery. During the periods ended December 31, 2004, 2005 and 2006, we earned $295,000, $769,800 and $0, respectively, from the profit sharing arrangements. The profit-sharing arrangements did not impose any monetary or non-monetary obligation upon us. We did not enter into any profit-sharing arrangements during fiscal 2006.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, will increase if we increase the number of vessels in our fleet. Some of these expenses are beyond our control, such as insurance costs and the cost of spares.

One of our vessels, the M/V Free Jupiter, will be undergoing an unscheduled dry-docking for repairs necessitated by a grounding incident off the coast of the Philippines on September 21, 2007. Operations to re-float the vessel have been completed and it is currently anticipated that the M/V Free Jupiter will complete its current one-trip time charter and undergo the unscheduled dry-docking for repairs. The vessel will be out of service during this dry-docking. Based on information available to us at the present time, we currently estimate that the vessel will be out of service until approximately the end of November 2007, although we can provide no assurances that the repair period may not be longer. We expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles.

Depreciation

During the period from April 23, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, we depreciated our drybulk carriers on a straight-line basis over their estimated useful lives, which we currently estimate to be 27 years from the date of their initial delivery from the shipyard for financial statement purposes. Commencing during the three months ended March 31, 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. See “— Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our drybulk carriers. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period before the next dry-docking becomes due, which is typically 24 to 36 months. Regulations or incidents may change the estimated dates of future dry-dockings.

Seasonality

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia)

are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	Number of vessels owned and operated;

•	Charter market rates, which approached new historical record high levels in May 2007, and periods of charter hire;

•	Vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	Cost of dry-docking and special surveys;

•	Depreciation expenses, which are a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of our vessels;

•	Financing costs related to the indebtedness incurred by us, which totaled $240,000, $1,076,000 and $1,004,000 for the years ended December 31, 2004, 2005 and 2006, respectively; and

•	Fluctuations in foreign exchange rates.

Consolidated Statements of Income

(All amounts in tables in thousands of United States dollars, except for share data)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES	$3,562	$2,986	$7,830	$5,430
OPERATING EXPENSES:
Vessel operating expenses	(899)	(1,033)	(2,313)	(2,065)
Voyage expenses	(37)	(49)	(39)	(686)
Depreciation expense	(655)	(1,081)	(1,467)	(2,221)
Amortization of deferred charges	(123)	(112)	(318)	(222)
Management fees to a related party	(225)	(135)	(360)	(270)
Commissions	(225)	(185)	(482)	(349)
Stock-based compensation expense	(25)	(216)	(50)	(379)
General and administrative expenses	(640)	(390)	(982)	(822)
Gain on sale of vessel	1,369	—	1,369	—

Income (loss) from operations	$2,102	$(215)	$3,188	$(1,584)

OTHER INCOME (EXPENSE):
Finance costs	$(414)	$(265)	$(633)	$(511)
Interest income	39	2	39	13
Other	(17)	(125)	29	(176)

Other (expense)	$(392)	$(388)	$(565)	$(674)

Net income (loss)	$1,710	$(603)	$2,623	$(2,258)

Results of Operations

Three and six months ended June 30, 2007 as compared to the three and six months ended June 30, 2006

REVENUES — Operating revenues for three months ended June 30, 2007 were $3,562,000, an increase of $576,000 for the comparable period in 2006. For the six months ended June 30, 2007 operating revenues were $7,830,000, an increase of $2,400,000 compared to $5,430,000 in operating revenues for the six months ended June 30, 2006. Revenues increased primarily as a result of improved time charter rates despite a reduction of 65 operating days resulting from the sale of the M/V Free Fighter.

OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $899,000 and $2,313,000 in the three and six months ended June 30, 2007, respectively, as compared to $1,033,000 and $2,065,000 in the three and six months ended June 30, 2006, respectively. The decrease of $134,000 in vessel operating expenses during the three months ended June 30, 2007 as compared to the comparable period in 2006, results primarily from the sale of the M/V Free Fighter on April 27, 2007. The comparative incremental expense of $248,000 for the six months ended June 30, 2007 includes approximately $230,000 associated with two unscheduled repairs during February 2007, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of the M/V Free Envoy; main generator of the M/V Free Destiny) and approximately $90,000 for larger than normal lubricant and stores quantities on the M/V Free Fighter for re-entering the market after undergoing dry-docking and general survey (October through December 2006) offset by a decrease of $134,000 in vessel operating expenses resulting from the sale of the M/V Free Fighter on April 27, 2007. Consequently, the daily vessel operating expenses per vessel owned, including the management fees paid to our affiliate, Free Bulkers, were $4,827 and $5,341 for the three and six months ended June 30, 2007, respectively, as compared to $4,278 and $4,300 for the comparable periods in 2006 an increase of 12.8% and 24.2% for the three and six month periods, respectively.

VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $37,000 and $39,000 (expenses related to a cargo survey at owners’ expense) for the three and six months ended June 30, 2007, respectively, as compared to $49,000 and $686,000 for the three and six months ended June 30, 2006, respectively. The decrease in voyage expenses was because there were no voyage charters during the six months ended June 30, 2007.

DEPRECIATION AND AMORTIZATION — For the three and six months ended June 30, 2007, depreciation expense totaled $655,000 and $1,467,000, respectively, as compared to $1,081,000 and $2,221,000, respectively, for the same period in 2006. The decrease in depreciation expense resulted primarily from the change of the estimated useful life of the M/V Free Fighter to 30 years from 27 years, based on management’s re-evaluation of the useful life following the vessel’s regularly scheduled fifth special survey and docking, as well as the subsequent sale of the M/V Free Fighter on April 27, 2007. For the three months ended June 30, 2007, amortization of dry-dockings, special survey costs and amortization of financing costs totaled $123,000, and increase of $11,000 from the expense report in the comparable period in 2006. For the six months ended June 30, 2007, amortization of dry-dockings, special survey costs and amortization of financing costs totaled $318,000 as compared to $222,000 for the six months ended June 30, 2006. The increase in amortization expenses resulted primarily from financing costs related to the availability of the credit facilities secured for the purchase of the new vessels discussed in Note 16 to our financial statements.

MANAGEMENT FEES — Management fees for each of the three and six months ended June 30, 2007 totaled $225,000 and $360,000, respectively, as compared to $135,000 and $270,000, respectively, for the comparable periods in 2006. The increase resulted primarily from the fees paid in connection with the potential acquisition of the new four vessels starting on the date of the memoranda of agreement. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for certain accounting services related to the vessels’ operations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel commencing from the date of the relevant purchase memorandum of agreement. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when

Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.

COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For the three months ended June 30, 2007, commissions paid amounted to $225,000 as compared to $185,000 for the three months ended June 30, 2006. Commissions paid during the six months ended June 30, 2007 totaled $482,000, compared to $349,000 for the six months ended June 30, 2006. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $40,000 and $133,000 for the three and six months ended June 30, 2007, respectively, as compared to the same periods in 2006 relate directly to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $640,000 and $982,000 for the three and six months ended June 30, 2007, respectively, as compared to $390,000 and $822,000 for the three and six months ended June 30, 2006, respectively. Our general and administrative expenses increased by $250,000 and $160,000 during the three and six months ended June 30, 2007 primarily because of an accrual of $483,000 for audit and legal fees relating to our SEC filings in 2007. If our general and administrative expenses were adjusted for such cost accrual, our general and administrative expenses would have been $157,000 and $499,000 for the three and six months ended June 30, 2007, respectively, as compared to $390,000 and $822,000 for the comparable periods in 2006. The decrease in general and administrative expenses, after adjusting for the cost accrual described above, is the result of the departure of two of our executive officers in January 2007.

STOCK-BASED COMPENSATION EXPENSE — For the three and six months ended June 30, 2007, compensation cost totaled $25,000 and $50,000, respectively, as compared to $216,000 and $379,000 for the three and six months ended June 30, 2006, respectively. Compensation costs reflect non-cash, equity based compensation of our executive officers. The decrease is primarily a result of the departure of two of our executive officers in January 2007.

FINANCING COSTS — For the three months ended June 30, 2007 financing costs were $414,000, an increase of $149,000 from the $265,000 in the three month period ended June 30, 2007. Financing costs for the six months ended June 30, 2007 were $633,000 as compared to $511,000 for the six months ended June 30, 2006. Our financing costs represent the fees incurred and interest paid in connection with the bank loans for our vessels. The increase in financing costs resulted primarily from financing costs incurred to secure the financing sources related to the acquisition of new vessels.

NET (LOSS)/INCOME — Net income for the three and six months ended June 30, 2007 was $1,710,000 and $2,623,000, respectively, as compared to net loss of $603,000 and $2,258,000 for the three and six months ended June 30, 2006, respectively. The net income for the three and six months ended June 30, 2007 resulted primarily from the recognition of a gain $1,369,000 from the sale of the M/V Free Fighter, increased revenues due to increased charter rates, and decreased depreciation and amortization expense due to a change in the estimated useful live of the M/V Free Fighter. Additionally, there was a decrease in compensation expense of $191,000 and $329,000 for the three and six months ended June 30, 2007, respectively, as compared to the same periods in 2006.

Year Ended December 31, 2006 (“fiscal 2006”) as compared to year ended December 31, 2005 (“fiscal 2005”)

Consolidated Statements of Income

(All amounts in tables in thousands of United States dollars, except for share data)

	For the Year Ended	For the Year Ended
	December 31, 2006	December 31, 2005

OPERATING REVENUES	$11,727	$10,326
OPERATING EXPENSES :
Vessel operating expenses	(4,483)	(3,596)
Voyage expenses	(689)	(55)
Depreciation expense	(4,479)	(3,553)
Amortization of deferred dry-docking and special survey costs	(442)	(355)
Management fees to a related party	(540)	(488)
Commissions	(799)	(553)
Compensation costs	(651)	(200)
General and administrative expenses	(1,925)	(321)

(Loss) Income from operations	(2,281)	1,205
OTHER INCOME (EXPENSE):
Finance costs	(1,004)	(1,076)
Interest income	19	8
Other	(58)	15

Other expense	(1,043)	(1,053)
Net (loss) income	$(3,324)	$152

Basic (loss) earnings per share	$(0.53)	$0.03
Diluted (loss) earnings per share	$(0.53)	$0.03
Basic weighted average number of shares	6,290,100	4,574,588
Diluted weighted average number of shares	6,290,100	4,600,444

REVENUES — Operating revenues for fiscal 2006 were $11,727,000, an increase of $1,401,000 from $10,326,000 in operating revenues for fiscal 2005. Included herein, revenues representing the profit-sharing portion of our charters were $0 for fiscal 2006 as compared to $769,800 in revenues representing the profit-sharing portion of our charters for fiscal 2005. We are no longer entering into profit-sharing arrangements with charterers. Revenues increased primarily as a result of an increase in voyage revenue relating to the M/V Free Fighter which was in service for 12 months in fiscal 2006 as compared to five months in fiscal 2005 offset by a decrease in operating revenue from the M/V Free Destiny resulting from a decrease in the number of days the vessel was available due to its dry-docking.

VESSEL OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $4,483,000 in fiscal 2006 as compared to $3,596,000 for fiscal 2005. The increase in vessel operating expenses primarily reflects the operation of the M/V Free Fighter for a full 12 months during fiscal 2006 as compared to five months during fiscal 2005. The daily vessel operating expenses, including the management fees paid to our affiliate, Free Bulkers, per vessel were $4,587 for fiscal 2006, an increase of 4.5% as compared to $4,387 for fiscal 2005.

VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $689,000 for fiscal year 2006 as compared to $55,000 in fiscal 2005. Voyage expenses increased primarily as a result of a voyage carried out by the M/V Free Fighter during the first and second quarter of 2006.

DEPRECIATION AND AMORTIZATION — For fiscal 2006, depreciation expense totaled $4,479,000, as compared to $3,553,000 for fiscal 2005. The increase in depreciation expense resulted primarily from the depreciation of the M/V Free Fighter for a full year. For fiscal 2006 amortization of dry-dockings and special survey costs totaled $442,000 as compared to $355,000 in fiscal 2005. The increase in amortization expenses resulted primarily from the dry-docking of the M/V Free Envoy in June 2006.

MANAGEMENT FEES — Management fees for fiscal 2006 totaled $540,000, an increase of $52,000 from the management fees of $488,000 in fiscal 2005. The management fees increased as a result of the operation of the M/V Free Fighter for 12 months in fiscal 2006 as compared to five months in fiscal 2005. Management fees are paid to our affiliate, Free Bulkers, for the management of our vessels. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel. We have also agreed to pay Free Bulkers a fee equal to 1.25% of freight or hire collected from the employment of our vessels and a 1% commission on the purchase price of any new vessels acquired or the sales price of any vessel sold by us with the assistance of Free Bulkers. Free Bulkers has entered into a sub-management agreement with Safbulk, an affiliate of FS Holdings, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk 1.25% of freight or hire collected from the employment of our vessels. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.

COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — Commissions paid during fiscal 2006 totaled $799,000, compared to the fiscal 2005 total of $553,000. The commission fees paid in fiscal 2006 and 2005 represented commissions paid to Free Bulkers and unaffiliated third parties. Our commissions paid increase primarily as a result of increased operations of the M/V Free Fighter, which we acquired in June 2005. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $1,925,000 in fiscal 2006 as compared to $321,000 in fiscal 2005. Our general and administrative expenses increased primarily as a result of an increase in salaries, legal fees, accounting and auditing fees, director and officer insurance costs and other fees and expenses relating to being a public company for the full fiscal year as compared to 15 days in fiscal 2005 as well as the write off as bad debt of certain charter hire due in 2005 relating to certain profit-sharing arrangements and not yet collected and the write-off of approximately $234,000 in fiscal 2006 relating to expenses and legal and advisory fees incurred in connection with a convertible debt offering that was not consummated.

COMPENSATION COST — For fiscal 2006, compensation cost totaled $651,000, as compared to $200,000 for fiscal 2005. The compensation cost for fiscal 2005 reflected $20,000 of cash compensation due, but not paid as of December 31, 2005, to our executive officers under their employment agreements from the agreements’ effective date, December 15, 2005, through the end of 2005. The remaining $180,000 reflects non-cash, stock-based compensation awarded to our executive officers pursuant to their employment agreements. Compensation costs for fiscal 2006 reflect equity based compensation to our executive officers. The significant increase is primarily a result of the adoption of Statement of Financial Accounting Standards No. 123R for the recognition of stock-based compensation.

FINANCING COSTS — Our financing costs for fiscal 2006 were $1,004,000 as compared to $1,076,000 for fiscal 2005. Our financing costs represent the fees incurred and interest paid in connection with the bank loans for our vessels. The decrease resulted primarily from the partial repayment of our bank loans.

NET (LOSS)/INCOME — Net loss for fiscal 2006 was $3,324,000 as compared to net income of $152,000 for fiscal 2005. The net loss for fiscal 2006 resulted primarily from decreases in charter revenue earned during the first six months of fiscal 2006, increases in voyage operating expenses and depreciation resulting from the operation of the M/V Free Fighter for a full 12 months in 2006 as compared to five months in 2005 and the increase in general and administrative expenses resulting from operating as a public company for a full 12 months in 2006 as compared to 15 days in 2005.

Year Ended December 31, 2005 (“fiscal 2005”) as compared to the period from April 23, 2004 (date of inception) to December 31, 2004 (“fiscal 2004”)

Consolidated Statements of Income

(All amounts in tables in thousands of United States dollars, except for share data)

		For the Period from
	For the Year	Date of Inception
	Ended	(April 23, 2004) to
	December 31,	December 31,
	2005	2004

OPERATING REVENUES	$10,326	$2,830
OPERATING EXPENSES:
Vessel operating expenses	(3,596)	(786)
Voyage expenses	(55)	(16)
Depreciation expense	(3,553)	(872)
Amortization of deferred dry-docking and special survey costs	(355)	(109)
Management fees to a related party	(488)	(180)
Commissions	(553)	(127)
Compensation costs	(200)	—
General and administrative expenses	(321)	(34)

Income from operations	1,205	706
OTHER INCOME (EXPENSE):
Finance costs	(1,076)	(240)
Interest income	8	4
Other	15

Other expense	(1,053)	(236)

Net income	$152	$470

Basic (loss) earnings per share	$0.03	$0.10
Diluted (loss) earnings per share	$0.03	$0.10
Basic weighted average number of shares	4,574,588	4,500,000
Diluted weighted average number of shares	4,600,444	4,500,000

REVENUES — Operating revenues for fiscal 2005 were $10,326,000, an increase of $7,496,000 or 265% from $2,830,000 in operating revenues for fiscal 2004. Included herein, revenues representing the profit-sharing portion of our charters were $769,800 for fiscal 2005, an increase of 161%, from the $295,000 in revenues representing the profit sharing portion of our charters for fiscal 2004. The increase in operating revenues and revenues representing the profit-sharing portion of our charters is primarily a result of the operations of the M/V Free Destiny and the M/V Free Envoy for the entire 2005 year and the addition of the M/V Free Fighter to our fleet in mid-2005.

VESSEL OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3,596,000 in fiscal 2005 as compared to $786,000 for fiscal 2004. The daily vessel operating expenses, including the management fees paid to our affiliate, Free Bulkers, per vessel were $4,387 for fiscal 2005, an increase of 10.8% over the $3,959 daily vessel operating expenses for fiscal 2004. The increase in vessel operating expenses primarily reflects the operation of the M/V Free Destiny and the M/V Free Envoy for a full 12 months in fiscal 2005 as compared to four and three months in fiscal 2004, respectively. This increase also reflects the start-up costs, such as expenses relating to the upgrade of the vessel’s engines, generators and safety equipment, associated with the purchase of and subsequent improvement consistent with our standards, of the M/V Free Fighter.

VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expense, port expenses, port agency fees, tugs, extra insurance and various expenses, were $55,000 for fiscal 2005 as compared to $16,000 in fiscal 2004. Voyage expenses increased primarily as a result of the operation of the M/V Free Destiny and M/V Free Envoy for a full 12 months in 2005 as compared to four and three months in 2004, respectively, and the addition of the M/V Free Fighter in 2005.

DEPRECIATION AND AMORTIZATION — For fiscal 2005, depreciation expense totaled $3,553,000, as compared to $872,000 for fiscal 2004. The increase in depreciation expense resulted primarily from our vessels being in service for a full 12 months in fiscal 2005 as compared to four and three months, for the M/V Free Destiny and the M/V Free Envoy, respectively, in fiscal 2004 and the addition of a third vessel to our fleet. The increase was partially offset by an increase in the residual value of each vessel from $150 per ton to $250 per ton beginning on July 1, 2005. For fiscal 2005 amortization of dry-dockings and special survey costs totaled $355,000, an increase of 226% from $109,000 in fiscal 2004. The increase in amortization expense resulted primarily from vessels being in service for additional days and the addition of a third vessel to our fleet.

MANAGEMENT FEES — Management fees for fiscal 2005 totaled $488,000, an increase of $308,000 from the management fees of $180,000 in fiscal 2004. Management fees are paid to our affiliate, Free Bulkers, for the management of our vessels. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel. We have also agreed to pay Free Bulkers a fee equal to 1.25% of freight or hire collected from the employment of our vessels and a 1% commission on the gross purchase price of any new vessels acquired or the sales price of any vessel sold by us with the assistance of Free Bulkers. Free Bulkers has entered into a sub-management agreement with Safbulk, an affiliate of FS Holdings, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk 1.25% of freight or hire collected from the employment of our vessels. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies. Free Bulkers has entered into an agreement with Safbulk, an affiliate of one of our principal shareholders, and has subcontracted to Safbulk the commercial management of our vessels. Free Bulkers is responsible for paying Safbulk’s corresponding fees.

COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — Commissions paid during fiscal 2005 totaled $553,000, an increase of $426,000 from the fiscal 2004 total of $127,000. The commission fees in 2005 represented commissions paid to unaffiliated third parties and to Free Bulkers. The commission fees paid in fiscal 2004 were chartering commissions paid to unaffiliated third parties in connection with the chartering of our vessels. Our commissions paid increased primarily as a result of the increase in our charter revenue, which reflected that our vessels were in service additional days and that we acquired a third vessel for our fleet. General and administrative expenses, which included, among other things, safety code compliance expenses, travel expenses and communications expenses, totaled $321,000 in fiscal 2005 as compared to $34,000 in fiscal 2004. Our general and administrative expenses increased primarily as a result of the increase in our legal, accounting and investor relations expenses associated with our becoming a publicly traded company.

COMPENSATION COST — For fiscal 2005, compensation cost totaled $200,000, as compared to $0 for fiscal 2004. The compensation cost reflects $20,000 of cash compensation due, but not yet paid, to our executive officers under their employment agreements from the agreements’ effective date, December 15, 2005, through the end of 2005. The remaining $180,000 reflects non-cash, stock-based compensation awarded to our executive officers pursuant to their employment agreements.

Prior to the closing of the merger with Trinity in December 2005, we did not have any employees. Free Bulkers, as our ship manager, was responsible for performing all services relating to the operations of our vessels.

FINANCING COSTS — Our financing costs for fiscal 2005, were $1,076,000, as compared to $240,000 for fiscal 2004. Our financing costs represent the fees incurred and interest paid in connection with the bank loans for our vessels. The increase in financing costs resulted primarily from the payment of interest for 12 months on the loans on the M/V Free Destiny and the M/V Free Envoy, as compared to payment of interest for only four and three months, respectively, in fiscal 2004, the additional financing cost associated with the loan obtained to purchase the M/V Free Fighter in fiscal 2005, and the financing cost associated with the refinancing of the original loan on the M/V Free Destiny.

NET INCOME — Net income for fiscal 2005 was $152,000 as compared to $470,000 for fiscal 2004. Net income decreased primarily as a result of the additional expenses involved in operating two of our vessels for a full 12 months in fiscal 2005 as compared to three and four months, respectively, in fiscal 2004 as well as the addition of a new vessel in fiscal 2005. The increase in expenses was partially offset by an increase in revenue resulting from an increase in the number of available days in fiscal 2005.

Liquidity and Capital Resources

Our principal sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to implement our growth plan. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.

Based on current market conditions, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for our existing vessels for the next 18 months, as well as the additional vessel we are currently under contract to purchase (as described in Note 16 to our interim financial statements).

On April 27, 2007, we sold the M/V Free Fighter for gross proceeds of $11,075,000 and from the $10,606,000 in net proceeds we repaid $4,485,000 outstanding under loans with First Business Bank.

On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers from non-affiliated parties for a total purchase price of $114,000,000. In accordance with the memoranda of agreement, we made deposits to the respective sellers of the above four vessels. We obtained the funds for the deposits from a draw down of the $14,000,000 unsecured shareholder loan as of June 30, 2007 described below in “— Long-Term Debt” and from our cash on hand, primarily from the proceeds of the sale of the M/V Free Fighter in April 2007. The acquisition of two of these vessels was subsequently cancelled on July 27, 2007 and the related deposits were refunded to us. The M/V Free Hero and the M/V Free Jupiter were purchased on July 3, 2007 and September 5, 2007, respectively, for the purchase prices of $25,250,000 and $47,000,000, respectively, as per the terms of their respective agreements. In substitution of the cancelled vessels, we have identified a new vessel, the M/V Free Goddess, of similar tonnage and expected return characteristics as the cancelled vessels. On August 20, 2007, we entered into a memorandum of agreement with another unrelated party pursuant to which we will purchase the M/V Free Goddess for the purchase price of $25,200,000, with expected delivery during October 2007. On August 25, 2007, we provided the seller with a deposit of $2,520,000.

We took delivery of the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively, and paid the remaining balance of the respective purchase prices, net of the deposit paid, from cash on hand from operations and funds obtained from the following credit facilities available to us: (i) a $68,000,000 senior secured loan from HSH Nordbank AG; (ii) a $21,500,000 junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8,500,000 of the $14,000,000 unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed further below); and (iv) an overdraft credit facility of $4,000,000 available from Hollandsche Bank — Unie N.V. See Note 16 to our interim financial statements for detailed information regarding the amounts used from each source.

We intend to pay the remaining balance of the purchase price of the M/V Free Goddess, net of deposits, by utilizing $20,473,000 available under the existing facilities described above and $2,207,000 from available cash from operations.

If we do acquire additional vessels in the future beyond the near-term acquisitions we seek to complete, then we will rely on funds drawn from our existing or new debt facilities, our working capital, proceeds from possible future equity offerings, and revenues from operations to meet our liquidity needs going forward.

The M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter, the three Handysize drybulk carriers we owned during fiscal 2006, were 24, 22, and 24 years old, respectively. For financial statement purposes, we used an estimated useful life of 27 years for each vessel. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

The M/V Free Destiny, which is 25 years old, is currently undergoing its scheduled dry-dock and special survey. The next special survey of the M/V Free Envoy is scheduled to occur at the end of August 2008, when the vessel will be 24 years old. If those special surveys do not require us to make extensive capital outlays to keep the vessels operating, then the M/V Free Destiny and the M/V Free Envoy should continue in use for approximately another two and one-half years, after their respective special surveys. The M/V Free Fighter underwent her regularly scheduled fifth special survey and dry-docking in November and December 2006. Based on the fifth special survey and dry-docking, during the six months ended June 30, 2007, the estimated useful life of the M/V Free Fighter was changed to 30 years.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

Cash Flows

OPERATING ACTIVITIES — Net cash from operating activities totaled $1,078,000 during fiscal 2006 as compared to $5,724,000 in fiscal 2005 and $1,246,000 in fiscal 2004. The decrease in net cash from operating activities from fiscal 2005 to fiscal 2006 resulted primarily from a decrease in charter revenue during the first quarter of 2006 resulting from a weaker charter market and the M/V Free Fighter being out of service for its special survey and an increase in dry-docking and special survey cost and general and administrative expenses resulting from being a public reporting company. Net cash from operating activities increased by $2,195,000 for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. This increase is primarily the result of an increase in charter revenues.

INVESTING ACTIVITIES — We did not use any cash in investing activities during fiscal 2006, as compared to $10,813,000 for fiscal 2005 and $17,460,000 for fiscal 2004. We used cash in investing activities during fiscal 2005 and fiscal 2004 to purchase vessels. We used $794,000 of cash in investing activities during the six months ended June 30, 2007 as compared to no cash used in investing activities during the comparable period in 2006. The increase was primarily a result of the deposits placed for the purchases of the M/V Free Hero and the M/V Free Jupiter, and the anticipated purchases of two additional vessels that were subsequently cancelled (see Note 16 to our interim financial statements) which was offset by the proceeds received from the sale of the M/V Free Fighter.

FINANCING ACTIVITIES — Net cash used in financing activities in fiscal 2006 was $3,991,000, which primarily reflects payments of $8,250,000 of long-term debt offset by the proceeds of borrowings and the movement of a bank overdraft of $4,330,000. Net cash provided by financing activities in fiscal 2005 was $7,913,000, which primarily reflects borrowings of $14,916,000 from unaffiliated banks and shareholders and $5,901,000 from the issuance of common stock offset by the repayment of $12,266,000 of borrowings. Net cash provided by financing activities in fiscal 2004 was $16,675,000, which primarily reflects borrowings of $14,675,000 from unaffiliated banks and shareholders, $2,966,000 in shareholder contributions and $600,000 in shareholder advances offset by the repayment of $1,418,000 of borrowings. Net cash from financing activities during the six months ended June 30, 2007 was $6,190,000 as compared to net cash used in financing activities of $2,420,000 for the six months ended June 30, 2006. The net cash from financing activities during the six months ended June 30, 2007 includes $14,000,000 of proceeds from a shareholder loan, $2,470,000 in proceeds from the draw down of a loan with First Business Bank offset by the payments of $2,000,000 of short term debt, $5,800,000 of long term debt, $750,000 of shareholders’ loans and $1,730,000 of deferred financing cost incurred in connection with securing the availability of financing sources for the acquisition of new vessels.

Capital Requirements

On May 1, 2007, we, through our wholly owned subsidiaries, entered into memoranda of agreement to acquire the M/V Free Hero and the M/V Free Jupiter. We took delivery of the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively.

On August 20, 2007, we entered into a memorandum of agreement pursuant to which we agreed to purchase a secondhand drybulk carrier, the M/V Free Goddess, from an unaffiliated third party for a purchase price of $25,200,000. We expect to take delivery of the M/V Free Goddess in late October 2007.

The M/V Free Hero and the M/V Free Jupiter were acquired for a total price of $72,250,000 from non-affiliated parties. The M/V Free Goddess will be acquired for a total price of $25,200,000 from non-affiliated parties. The acquisition of the M/V Free Hero and the M/V Free Jupiter was, and the acquisition of the M/V Free Goddess will be, financed through a combination of bank debt available for this purpose, a shareholder loan and our available cash on hand as previously discussed. Please see “— Liquidity and Capital Resources” and “Business — Loans for Vessels” for more information about these pending acquisitions and the related financing.

Long-Term Debt

Our subsidiaries have obtained financing from unaffiliated lenders for their vessels.

Adventure Two owns the M/V Free Destiny subject to a mortgage securing a loan in the original principal amount of $3,700,000 from Hollandsche Bank — Unie N.V. The loan bears interest at 1.95% above LIBOR, matures in 2008, and is payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000 in 2008. The loan is secured by a first preferred mortgage on the vessel, our guarantee of $500,000 of the principal amount plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Two.

Adventure Three owns the M/V Free Envoy subject to a mortgage securing a loan in the original principal amount of $6,000,000 from Hollandsche Bank — Unie N.V. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in December 2007, and is payable in 12 quarterly installments of $425,000 each commencing December 2005 with a balloon payment of $900,000 at final maturity. The loan is secured by a first preferred mortgage on the vessel, our guarantee of $500,000 of the principal amount plus interest and costs and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. In June 2006, we borrowed an additional $2,000,000 from Hollandsche Bank — Unie, which amounts were also secured by the M/V Free Envoy and were used to pay principal and interest due to Egnatia Bank, S.A. under its loan to Adventure Four. On January 12, 2007, the additional $2,000,000 borrowed from Hollandsche Bank — Unie was paid off from the proceeds of a loan.

Adventure Four owned the M/V Free Fighter subject to a mortgage securing a loan in the original principal amount of $4,800,000 from First Business Bank, the outstanding amount of $4,485,000 of which was repaid in April 2007 in connection with the sale of the M/V Free Fighter.

Each of the loan agreements also includes affirmative and negative covenants of the subsidiaries, such as maintenance of operating accounts, minimum cash deposits and minimum market values. Each subsidiary is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lenders.

We also had outstanding, as of June 30, 2007, two interest-free loans from our former principal shareholders with an aggregate principal balance, net of discount which results from accounting for the loans at their fair value, of $1,864,000, the proceeds of which were used in previous years to acquire our vessels. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with a balloon payment of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that we raise additional capital of at least $12,500,000. Before these modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. On January 5, 2007, the shareholder loans due to one of our former shareholders were sold to The Mida’s Touch, S.A., a company controlled by Ion G. Varouxakis, our chairman, chief executive officer and president and one of our principal shareholders, for the principal amount then outstanding. The Mida’s Touch subsequently sold a portion of this loan to FS Holdings Limited, also one of our principal shareholders.

We have financed a portion of the purchase price of the M/V Free Hero and the M/V Free Jupiter, and intend to partially finance the M/V Free Goddess and any vessels that we may acquire in the near future. In this regard, with respect to our initial agreement to purchase four secondhand drybulk carriers in May 2007, we received a loan commitment from HSH Nordbank AG and BTMU Capital Corporation with respect to senior and junior loan facilities of approximately $89,500,000. HSH Nordbank AG has agreed to make these facilities available to acquire suitable replacement vessels for two of the cancelled vessels originally contracted for purchase in May 2007, and in fact did so in connection with the pending purchase of the M/V Free Goddess. Our ability to borrow any undrawn portion of the aggregate $89,500,000 commitment amount under the HSH Nordbank AG and BTMU Capital Corporation loans will terminate on January 15, 2008. We have also amended our existing credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. As of June 30, 2007, we had also obtained a $14,000,000 principal amount non-amortizing, unsecured loan from FS Holdings Limited, one of our principal shareholders.

We have notified HSH Nordbank AG, the agent and the senior lender for the loan facility to acquire the M/V Free Jupiter, of the grounding incident on September 21, 2007 involving the M/V Free Jupiter and the successful re-floating of the vessel. HSH Nordbank AG has requested further updates as the repairs progress, which we have provided and will continue to provide. As of the date of this prospectus, we have remained current on all payments due under our HSH Nordbank AG and BTMU Capital Corporation facilities related to the acquisition of this vessel and we believe that we remain in compliance with all of our loan covenants.

HSH Nordbank AG Loan.  On June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A. and Adventure Eight S.A, entered into a senior loan agreement with HSH Nordbank AG that provides for borrowings of up $68,000,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand drybulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $67,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $88,500,000. The amount of the loan may be increased, depending on our aggregate charter rates and other terms of our charters, so as not to exceed the lower of (1) $68,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $89,500,000. Our ability to borrow any undrawn portion of the $68,000,000 commitment amount under the loan will terminate on January 15, 2008. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 1.5% per annum, provided that the margin decreases to 1.3% per annum after the prepayment of the loan following a successful offering (as defined in the loan agreement), and certain mandatory costs. The loan is payable in 32 installments. Assuming the loan is drawn down in full, the amount of each of the first to eighth installments would be $3,125,000, the amount of each of the ninth to twelfth installments would be $2,250,000, the amount of each of the thirteenth to thirty-first installments would be $1,000,000 and the amount of the final installment would be between $14,000,000 and $15,000,000. The amount of the installments will be proportionately reduced if we drawdown less than the full amount available under the loan. The amount of the installments will also be reduced following prepayment of a portion of the loan following the offering. The loan agreement provides for the mandatory prepayment of the BTMU Capital Corporation junior loan and a portion of the HSH Nordbank AG senior loan following the offering. Amounts drawn under the loan agreement will be secured by, among other things, a first priority mortgage on the applicable vessel, a corporate guarantee and certain account pledges. The loan agreement also requires that we enter into interest rate swaps or other derivative transactions to ensure that a part of the loan is hedged against interest rate fluctuations.

BTMU Capital Corporation Loan.  On June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A and Adventure Eight S.A, entered into a junior loan agreement with BTMU Capital Corporation that provides for borrowings of up $21,500,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand drybulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $21,500,000, (2) 80% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the HSH Nordbank AG senior loan will not exceed $89,500,000. Our ability to borrow any undrawn portion of the $21,500,000 commitment amount under the loan will terminate on January 15, 2008. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 2.75% per annum, provided that the margin increases to 3.50% per annum on June 27, 2008 and 4.25% per annum on June 27, 2009. The loan is due no later than June 27, 2010, provided, however, that the loan agreement provides that we will prepay an amount of the loan from the proceeds of the offering equal to the lower of (1) the total amount of the loan outstanding and (2) the offering proceeds. Amounts drawn under the loan agreement will be secured by, among other things, a second priority mortgage on the applicable vessel financed under the loan, a second priority mortgage on each of the M/V Free Destiny and the M/V Free Envoy, a corporate guarantee and certain second priority account pledges.

FS Holdings Limited Loan.  On May 7, 2007, FS Holdings Limited, one of our principal shareholders, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of financing the acquisition of four new vessels (including the M/V Free Hero). The loan has been fully drawn. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration due to default of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to FS Holdings Limited, in whole or in part, in increments of not less than $500,000. Additionally, we have agreed to issue to FS Holdings Limited, for every $1,000,000 drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant is exercisable to purchase one share of our common stock. We have issued 700,000 warrants to acquire shares of our common stock pursuant to this loan.

Hollandsche Bank — Unie N.V. Credit Facility.  We have renegotiated our credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. Our borrowing limit under this new portion of the overdraft facility will be reduced to zero on June 1, 2008. The amended credit agreement also provides that this $4,000,000 overdraft facility will be repaid from the proceeds of a private placement or a public offering of equity securities. The maturity date of the facility may be extended in the discretion of the bank, depending on our financial condition. The security for this facility includes,

(i) mortgages on the M/V Free Destiny and the M/V Free Envoy, (ii) pledges of rights and earnings under time charter contracts, (iii) pledges of rights under certain insurance policies and (iv) our $500,000 corporate guarantee.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Fluctuation

The international drybulk industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2006 fiscal year by approximately $102,041 based upon our debt level during the period in 2006 during which we had debt outstanding.

The following table sets forth the sensitivity of the loan on the M/V Free Destiny in U.S. dollars to a 100-basis-point increase in LIBOR during 2007 and 2008 on the same basis.

Year	Amount

2007	$35,406
2008	$24,686

The following table sets forth the sensitivity of the loan on the M/V Free Envoy in U.S. dollars to a 100-basis-point increase in LIBOR during 2007 and 2008 on the same basis.

Year	Amount

2007	$32,269
2008	$0

Please see “— Liquidity and Capital Resources” and “Business — Loans for Vessels” for a description of these loans.

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur approximately 11% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2004, 2005, and 2006, approximately 34.2%, 41.8% and 43.3%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in the current year by approximately $5,000 based upon the accounts payable we had denominated in currencies other than the U.S. dollar during fiscal 2006.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations as of December 31, 2006 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
(Dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt	$10,382	$4,563	$5,819	$—	$—
Interest on variable rate debt	578	386	192	—	—
Operating leases	364	63	145	156	—

Total obligations	$11,324	$5,012	$6,156	$156	$—

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Impairment of long-lived assets.  We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.

Depreciation.  We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2006 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. During the six months ended June 30, 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton, as of December 31, 2006, which we believe is common in the shipping industry. Prior to July 1, 2005, we had estimated the residual value of our vessels to be $150 per lightweight ton. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.

Deferred dry-dock and special survey costs.  Our vessels are required to be dry-docked approximately twice in any 60-month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost-efficient manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

Costs capitalized as part of the dry-dock include all work required by the vessel’s classification societies, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery work and electrical work.

All work that may be carried out during dry-dock time for routine maintenance according to our planned maintenance program and not required by the vessel’s classification societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.

Accounting for revenues and expenses.  Revenues and expenses resulting from each time charter are accounted for on an accrual basis. Time charter revenues are recognized on a straight-line basis over the rental periods of such signed charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. Time charter revenues received in advance are recorded as a liability until charter service is rendered.

Vessel operating expenses are accounted for on an incurred basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.

We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.

Insurance claims.  Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. The insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non-recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. We pay the vendors involved in remedying the insured damage, submit claim documentation and upon collection offset the receivable. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

New Accounting Policy

Effective January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. We did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations as a result of implementing FIN 48.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our future consolidated financial statements.

THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY

The information and data in this section relating to the international drybulk shipping industry has been provided by Maritime Strategies International Ltd., or MSI, and is taken from MSI databases and other sources available in the public domain. MSI has advised us that it accurately describes the international drybulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. MSI’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the drybulk shipping industry.

Introduction

The global shipping industry provides seaborne transportation for related industries on an international scale. Generally it is divided into the following sectors: (i) “bulk” shipping, which consists of drybulk vessels for the movement of commodities such as coal and iron ore and tankers which carry both crude oil and refined products in liquid bulk; (ii) containerships, which carry intermediate or manufactured goods in standardized boxes and (iii) specialized vessels, such as gas carriers, refrigerated cargo ships and car carriers which service a particular niche trade.

The demand for these different sectors varies, but generally is related to global economic growth and trading patterns between sources of demand and supply for the industry that they serve. In recent years all sectors of shipping have witnessed increases in demand as a result of rapid industrialization of Asian economies, particularly China. This has lead to a large increase in the trade of both bulk commodities and finished/semi-finished exports. Between 2001-2006 global trade in seaborne oil (including both crude and refined products) has increased by a compound annual growth rate (CAGR) of 5%, trade in drybulk grew with a CAGR of 6% and containerized trade by a CAGR of 13%.

GROWTH IN BULK AND CONTAINERIZED TRADE

Source:  MSI

Note: Containerized trade includes primary port-to-port and transshipment. Drybulk includes iron ore, coal, grain and minor bulks.

At the same time strong global economic growth has seen a continued rise in the trading volumes of specialized trade, as shown below:

GROWTH IN SPECIALIZED TRADE

Global Trade		1999	2000	2001	2002	2003	2004	2005	2006

Chemicals (MnT)		101.2	107.6	112.5	117.5	122.2	125.4	134.9	144.4
	Growth	9%	6%	5%	5%	4%	3%	8%	7%
LPG (MnT)		61.06	61.86	61.26	62.39	66.53	68.68	71.28	74.30
	Growth	2%	1%	–1%	2%	7%	3%	4%	4%
Refrigerated (MnT)		21.72	22.86	23.39	23.59	24.79	25.83	26.33	26.90
	Growth	N/A	5%	2%	1%	5%	4%	2%	2%
New Cars (Mn Units)		8.15	8.57	8.19	8.81	9.21	10.16	10.41	11.48
	Growth	2%	5%	–4%	8%	5%	10%	2%	10%

Source:  MSI

Drybulk Carrier Employment Demand

The international drybulk shipping industry provides seaborne transportation of drybulk commodities for related industries. The most important of these commodities are iron ore, coal and grains which together account for 75% of total trade. Other key cargoes, commonly referred to as minor bulks, include agricultural products (e.g. fertilizers), steel products, forest products, metals, cement and a wide range of other minerals. Shipping companies provide seaborne transportation to customers that include power utilities, steelmakers, grain houses, commodity traders and government agencies. In recent years there has been a substantial increase in the use of commodities transported in drybulk. In 2006, the amount of cargo transported by the industry was estimated to have exceeded 2.4 billion metric tons - an increase of over 8% over the previous year and almost 40% since 2000.

The amount of cargo transported in drybulk carriers is governed by demand for the various commodities, which is affected by international economic activity, regional imbalances between domestic production and consumption, commodity prices and inventories. In addition to the volume of cargo, drybulk carrier demand is driven by the average distance required to transport it from commodity-producing locations to commodity-consuming destinations. Demand can be expressed in “ton-miles”, measured as the product of (a) the amount of cargo transported and (b) the distance over which it is transported.

The mile component is generally the most variable element of ton-mile demand. Seaborne trading distances for commodities are determined principally by the location of production and their efficient distribution for processing and consumption. For instance, a ton of ore carried from Brazil to China generates roughly 2 to 3 times the demand for sea transport as the same amount of ore shipped from Australia. Trading patterns are sensitive both to major geopolitical events and to small shifts, imbalances and disruptions in all stages of production and processing through to end-use. Seaborne transportation distances are also influenced by infrastructural factors, such as the availability of canal shortcuts’ and capacity at ports and inland distribution. The following chart outlines seaborne trade in drybulk commodities from 1980 to 2006.

SEABORNE DRYBULK TRADE

Source:  MSI

Seaborne drybulk trade has grown by a compound annual rate of 4% per annum since 1980, but in the last 5 years growth has risen to over 6% per annum. The acceleration in trade in recent years has been driven primarily by China, whose economic growth averaged 10.3% per annum from 2003-2006. China’s entry into the World Trade Organization in 2001 caused a large increase in investment funds flowing into the country as foreign manufacturers sought to benefit from lower wage costs and the future prospects of a large consumer market. China’s growth helped foster a wider rebound in the other Asian economies, particularly Japan, Korea and Taiwan. As a result there has been substantial growth of drybulk trade to and from the Pacific region, for a number of key commodities.

Steel industry related trades, mainly iron ore, metallurgical coal, finished steel and intermediate steel products, account for about 50% of the seaborne drybulk trade. The table below shows the main drybulk commodities and the main segments of the drybulk carrier fleet they are transported by.

PRINCIPAL DRYBULK TRADE AND VESSELS CARRIED BY

	Seaborne Trade 2006	Percent of Seaborne	Typical Drybulk Carrier
Commodity	(Million Tonnes)	Drybulk Trade	Carried By;

Iron ore	728.9	30%	Capesize, Panamax
Meturlurgical Coal	211.3	9%	Capesize, Panamax
Thermal Coal	579.3	24%	Capesize, Panamax
Grains & soybeans	306.3	13%	Panamax, Handymax, Handysize
Minor Bulks	582.3	24%	Handymax, Handysize
Total	2408.1	100%

Source:  MSI

Steel & Iron Ore

Chinese growth has been very steel-intensive, driven by construction and underpinned by large government infrastructure projects. Chinese production of crude steel has increased by a compound annual rate of 23% per annum from 2000 to 2006 to 430 million tons. The strength of Chinese steel consumption has also contributed to an export-led revival in other steel producing nations such as Japan and Korea.

STEEL PRODUCTION (MILLION METRIC TONNES)

								Compound
								Annual
								Growth
	2000	2001	2002	2003	2004	2005	2006	2001-2006

North America	135.4	119.9	122.9	126.2	134	128	132	1.9%
Western Europe	163.4	158.5	158.7	161	169.1	165	173	1.8%
Former Soviet Union	98.49	99.62	101.1	106.2	113.1	113	119	3.7%
China	127.2	150.9	182.2	222.4	280.5	356	430	23.3%
Japan	106.4	102.9	107.7	110.5	112.7	112	116	2.5%
Other Asia	98.2	100.2	104.9	109.5	116.8	122	131	5.5%
Rest of the World	118.6	118.5	126.3	134	142.4	142	150	4.9%
Total	848	850	904	970	1069	1139	1252	8.0%

Source:  IISI/MSI

Although China has vast domestic reserves of both iron ore and coking (or metallurgical) coal, its domestic reserves of iron ore are poor in quality (i.e. low in iron content) and are normally mixed with high quality imported ore. As a result, the rapid development of steel production has had a significant impact on Chinese iron ore imports, which have grown by a compound annual rate of nearly 30% per annum over the last 6 years.

IRON ORE IMPORTS (MILLION METRIC TONNES)

								Compound Annual
	2000	2001	2002	2003	2004	2005	2006(e)	Growth 2000-2006

Western Europe	151	131	136	135	150	140	148	–0.2%
China	70	92	111	148	208	275	326	29.2%
Japan	131	125	132	132	135	132	134	0.4%
Other Asia	74	79	78	79	80	85	86	2.5%
Rest of the World	75	64	71	82	80	80	99	4.7%
Total	502	492	528	577	653	713	794	8.0%

Source:  UNCTAD/MSI

Australia and Brazil together account for nearly two thirds of global iron ore exports. Although both Australia and Brazil have seen strong demand from China, Australia continues to benefit the most, accounting for 40% of total Chinese iron ore imports in 2006. However, although Brazilian iron ore exports to China account for a smaller percentage of the total (23% in 2006), the contribution to ton-mile demand has been greater due to the greater distances between origin and destination. In 2006 Brazil’s exports to China grew by 40% to 76 million metric tons, or MnT, while Australia’s only grew by 13%, hence there was a larger increase in ton mile demand than the individual Chinese import number would suggest. India is another major exporter of iron ore, accounting for 23% of Chinese imports in 2006. Unlike Australia and Brazil who tend to export primarily in the larger Capesize vessels, much of India’s exports are in the smaller Panamax and Handymax vessel sizes.

IRON ORE EXPORTS (MILLION METRIC TONNES)

								Compound Annual
	2000	2001	2002	2003	2004	2005	2006(e)	Growth 2000-2006

Australia	165	175	174	197	221	239	248	7.0%
Brazil	160	156	170	184	201	223	262	8.6%
India	33	41	55	57	63	81	90	18.2%
Africa	33	34	35	34	36	38	27	–3.0%
Rest of the World	115	102	110	123	123	135	167	6.4%
Total	506	507	544	595	644	717	794	7.8%

Source:  UNCTAD/MSI

Coal

Asia’s rapid industrial development has also contributed to strong demand for coal, which accounted for 37% of the total growth of seaborne bulk trade between 2000 and 2006. Coal is usually divided into two categories: thermal coal (or steam coal), used in power stations, and metallurgical coal (coking coal) used as an input by the steel industry.

Expansion in air-conditioned office and factory space, along with industrial use, has raised demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan’s domestic nuclear power generating industry has suffered from safety problems in recent years, resulting in the temporary closure of a number of nuclear power reactors and leading to increased demand for oil, gas and coal-fired power generation. Furthermore the high cost of oil and gas has lead to increasing development of coal fired electricity plants across the world, especially in Asia. Thermal coal represents the majority of the total coal trade (73% in 2006) and by itself accounted for 31% of the growth of total seaborne drybulk trade between 2000 and 2006.

Metallurgical, or coking coal, accounted for 9% of seaborne trade in 2006. Future prospects are heavily tied to the steel industry. It is used within the blast furnace to impart its carbon into the iron, giving the final steel product more strength and flexibility. Because coking coal is of higher quality than thermal coal (i.e. more carbon and less impurities), its price is higher and its trade more volatile.

COAL IMPORTS (MILLION METRIC TONNES)

								Compound Annual
	2000	2001	2002	2003	2004	2005	2006	Growth 2000-2006

Western Europe	184	198	190	206	221	218	233	4.0%
Japan	145	156	159	166	179	181	177	3.3%
Other Asia	21	25	39	45	57	66	80	24.8%
Rest of the World	256	273	278	305	317	348	371	6.4%
Total	606	653	666	722	774	812	861	6.0%

Source:  McCloskey’s/MSI

Australia is the world’s dominant exporter of coal, accounting for 27% of global exports in 2006. However, Indonesia has increased its exports in recent years, becoming a good source for business for Panamax and Handymax vessels. Growth in Indonesian exports has been very strong with a compound annual growth of 20.8% between 2000 and 2006.

COAL EXPORTS (MILLION METRIC TONNES)

								Compound Annual
	2000	2001	2002	2003	2004	2005	2006	Growth 2000-2006

North America	84	73	60	64	70	73	72	–2.5%
Colombia	36	38	35	44	51	55	58	8.6%
South Africa	70	69	70	70	68	74	68	–0.6%
China	55	91	86	91	81	72	63	2.4%
Indonesia	57	66	73	89	105	129	176	20.8%
Australia	187	194	204	215	228	233	236	4.0%
Poland	21	22	22	20	19	19	15	–5.0%
Rest of World	97	100	114	130	153	158	172	10.0%
Total	606	653	666	722	774	812	861	6.0%

Source:  MSI/McCloskey’s

Grains

Wheat and coarse grains are primarily used for direct human consumption or as feed for livestock. International trade in grains fluctuates considerably, as price volatility, government interventionism and weather conditions strongly impact trade volumes. In 2006, adverse weather impacted wheat and corn harvests in many of the world’s major growing regions and production fell roughly 2% from 2005, causing world exports to fall an estimated 3%. However, soybean trade has risen rapidly in recent years as demand for animal feed and vegetable oil has increased. Despite the recent declines in trade volumes, demand growth for wheat and course grains is fundamentally linked in the long term to population growth and rising per capita income. With Asia experiencing rapid economic growth and increasing standards of living, it is expected that meat consumption will increase, leading to rising demand for animal feed.

WHEAT AND COARSE GRAIN IMPORTS

								Compound Annual
	2000	2001	2002	2003	2004	2005	2006(e)	Growth 2000-2006

Latin America	41	38	37	37	38	44	45	1.5%
Europe/Former Soviet Union	21	26	32	31	19	18	19	–1.1%
Africa	39	39	40	35	44	45	40	0.2%
Middle East	28	28	26	23	27	30	27	–1.1%
Japan	26	26	26	26	25	25	25	–0.9%
Other Asia	34	34	35	35	34	36	36	0.9%
Rest of World	15	19	17	17	24	16	21	5.7%
Total	204	210	212	202	211	214	212	0.6%

Source:  USDA/MSI

International trade in grains is dominated by 4 key exporting regions: (i) North America, (ii) Latin America, (iii) Oceania and (iv) Europe, including the Former Soviet Union, which together account for over 90% of global exports. Large importers are typically North Africa (Egypt), the Middle East, and more recently, India.

WHEAT AND COARSE GRAIN EXPORTS

								Compound Annual
	2000	2001	2002	2003	2004	2005	2006(e)	Growth 2000-2006

North America	104	99	80	105	98	108	108	0.6%
Latin America	30	26	24	29	30	28	34	2.2%
Europe/Former Soviet Union	37	47	67	30	47	54	49	4.8%
Oceania	22	22	13	25	19	22	13	–8.5%
Rest of World	15	19	29	24	18	11	13	–2.6%
Total	209	213	215	213	213	223	217	0.7%

Source:  USDA/MSI

Minor Bulks

Trade in minor bulks constituted approximately 24% of total seaborne trade for drybulk carriers in 2006. The table below shows that compound annual growth for all minor bulks was 4.2%, but those related to the steel and construction industries have grown even faster. Steel scrap trade has grown the fastest as scrap is the key input for steel makers using the ‘electric arc furnace’ means of production. The trade for these minor bulks is geographically widespread but the Middle East has been a key importer of construction inputs in recent years.

SEABORNE TRADE IN SELECTED MINOR BULKS

								Compound Annual
	2000	2001	2002	2003	2004	2005	2006(e)	Growth 2000-2006

Steel Scrap	35	35	40	49	56	58	63	10.0%
Steel Products	184	193	205	211	234	238	256	5.7%
Cement	46	46	45	47	60	62	65	6.0%
Bauxite	53	51	55	63	67	70	76	6.2%
Total Minor Bulks	456	454	463	487	534	565	582	4.2%

Source:  MSI

Drybulk Carrier Supply

The supply of drybulk shipping capacity is measured by the amount of suitable deadweight tons available to transport cargo. This depends on the aggregate tons of the existing world fleet, deliveries of newbuildings, scrapping of older vessels, and the number of vessels undergoing maintenance, repairs, inspection, or otherwise unavailable for use. The decision to order newbuildings or scrap older vessels is influenced by many factors, including prevailing and expected charter rates, newbuilding and scrap prices, and availability of delivery dates and government and industry regulation of seaborne transportation practices.

Port and inland infrastructure developments in key load and discharge areas (particularly for iron ore and coal) have struggled to keep pace with strong growth in seaborne trade of drybulk commodities from 2003 to 2006. This has resulted in escalating port congestion and increased the time spent by vessels waiting to berth. As the time required to complete a single vessel voyage has increased, the number of vessels required has also risen, contributing to higher freight rates.

Newbuildings

In general, it takes from 18 to 36 months from the date of placing a newbuilding contract to the date a shipowner takes delivery of the vessel. During the last three to four years, the high levels of vessel orders have resulted in an average delivery lag of about three years and in some instances even longer. Vessels are constructed at shipyards of varying size and technical sophistication. Bulk carriers are generally considered to be the least technically sophisticated vessels (although there are many clear exceptions to this rule) and as such tend to be those where the shipyards can extract the smallest margin for their construction.

As of June 2007, the total drybulk orderbook stood at 124.6 million tons representing 34% of the existing fleet. The existing orderbook is expected to be delivered over the next 3-4 years.

Scrapping

Scrapping is a function of the freight market and the size of the fleet which is “over-aged”, usually considered to include vessels 25 years or older. The scrap age of a vessel also depends on its size, as the scrap age of smaller vessels like Handysize and Handymax carriers tends to be higher than the scrap age of larger vessels like Capesize carriers. At times of high freight rates, scrapping is typically decreased since shipowners prefer to extend the useful life of their vessels. Scrapping is carried out by teams of breakers with blow-torches, oxy-acetylene steel cutters and other tools once the vessel has been purposefully beached. The graph below shows that in recent years the average age at which vessels are scrapped has increased dramatically. It also shows that smaller vessels tend to have considerably longer useful lives.

AVERAGE AGE OF VESSELS SCRAPPED

Source:  LR Fairplay/MSI

Freight Rates and Vessel Earnings

Freight is the primary source of revenue to a shipping company. Freight is paid when a customer charters a vessel for a specified period of time or to carry a specific cargo. The freight rate of transporting drybulk commodities can be volatile and is related to demand for and supply of drybulk carriers. The charter market is highly competitive as shipping companies compete on the offered freight rate, the location, technical specification and quality of the vessel and the reputation of the vessel’s manager. Typically, the contractual agreement between the shipping company and the customer, known as charterparty, is based on standard industry terms.

A vessel is usually chartered under a voyage charter or a time charter. A voyage charter is a contract to carry a specific cargo between two ports for an agreed rate per ton of cargo carried. Under voyage charters, the shipowner pays voyage expenses such as port, canal and fuel costs. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. Under time charters, the charterer pays for the voyage expenses and decides what ports the vessel should go. A spot charter is a voyage charter or a time charter that is fixed for just one trip. A period charter is a longer term time charter. A vessel can also carry cargoes on behalf of its own owner, like in the case of a steel mill, or, in case its owner has secured a cargo transportation contract (“Contract of Affreightment”, or, “COA”).

The costs of running a drybulk carrier are typically broken down into “operating” and “capital” costs. Operating costs are concerned with the day-to-day operations of the vessel — typically crewing, lubes and stores, repair and maintenance, insurance and administration. Under voyage charters, the shipowner pays all operating costs, whereas under time charters the charterer pays for some or all of these costs. Capital costs are the repayments on the mortgage, loan, or other financial structure under which the vessel was purchased. These are entirely borne by the shipowner. The average operating and capital cost “floor” tends to influence freight rates in the industry — all other things being equal, a higher cost floor will lead to higher freight rates. As purchase prices of drybulk carriers have increased in recent years, so have capital costs and hence the cost floor for freight rates.

Vessel Values

Newbuilding Prices

The price of newbuildings is linked to the level of demand for and supply of shipyard space, the cost of steel and labor and other factors. Since a shipyard can generally build most types of ships, the price for drybulk carriers is influenced by the orderbook of all ship types. High newbuilding ordering activity in a particular sector is typically driven by high freight rates in that sector.

Prices for the construction of new vessels have increased in recent years and have been sustained by an environment of high freight rates in all shipping sectors which has spurred ordering of all ship types, limiting the availability of shipyard berths and pushing up the prices of drybulk carriers. An increase in the number of tankers ordered in the second quarter, was responsible for the initial rebound of new building prices in 2006. Also, a large improvement in drybulk freight rates resulted in contracting in that sector. Since Q1 2006, capesize newbuilding prices have risen 43% and rose 12% in Q2 2007 alone.

DRYBULK CARRIER NEWBUILDING PRICES

Source:  MSI

Sale & Purchase Market

The second hand, or sale and purchase, market for drybulk carriers has witnessed a large rise in prices of secondhand drybulk carriers in the last few years as shipowners seek to increase the size of their fleets to benefit from the rise in trade. Prices tend to follow the direction of the freight market and are also heavily influenced by newbuilding price developments.

SECONDHAND MARKET LIQUIDITY

Source:  LR Fairplay/MSI

DRYBULK CARRIER 5 YEAR OLD PRICES

Source:  MSI

Scrap Prices

The scrap value of a vessel depends on the local steel price, the quality and the amount of steel recoverable from the vessel (“lightweight displacement tons”, or, “LDT”). Since the beginning of 2004, the scrap price per ton has fluctuated between $300 and $400 per ton of steel.

DRYBULK CARRIER SCRAP PRICES

Source:  MSI

SECTORAL ANALYSIS

While there is no standard definition, drybulk carriers are commonly categorized into the following size sectors:

DRYBULK CARRIER SEGMENTS: FLEET AND ORDERBOOK

		Fleet				Orderbook
Segment	Size Range (Dwt)	Total	Share (%)	Total (Mn Dwt)	Share (%)	Mn Dwt	% of Fleet

Handysize	10,000 to 39,999	2562	42%	69.2	19%	10.3	15%
Handymax	40,000 to 59,999	1399	23%	67.4	18%	26.8	40%
Panamax	60,000 to 79,999	1312	21%	93.7	25%	9.5	10%
Capesize	80,000 and above	887	14%	139.1	38%	78.0	56%

Total	10,000 and above	6160	100%	369.4	100%	124.6	34%

Source:  LR Fairplay/MSI

The table above provides information concerning the number of vessels and deadweight capacity of the Handysize and Handymax sectors, the sectors in which we operate.

The Handymax Sector

The Handymax sector is the smallest sector of the drybulk carrier fleet, accounting for 18% of fleet deadweight capacity as of June 1, 2007. This sector, along with the Handysize sector, has the greatest diversity in cargoes and routes. The size and design (vessels are usually equipped with their own cranes, and are referred to as “geared”) of Handymax vessels makes them extremely versatile and able to access smaller ports where size restrictions or inadequate load and discharge facilities would exclude larger vessels.

Trading patterns and cargoes for Handymax and Handysize vessels are highly diversified. Typical cargoes include wheat and coarse grains, agricultural bulk commodities such as sugar and rice, fertilizers, minor ores and minerals, steel products and scrap, forest products, and semi-processed commodities such as coke and cement. In addition, Handymax vessels are employed on a limited number of low-volume short-haul iron ore and coal trades, as well as those where port size or infrastructure constraints require smaller, geared vessels.

Handymax fleet ownership is highly fragmented, with 467 different owner operators of the 1,399 vessels in the world Handymax fleet: an average of just 3 vessels per company. As of June 1, 2007, 22 companies controlled 10 ships or more (at an average of 17 ships per company), amounting to only 27% of the fleet. Another 50 companies owned 5 to 9 ships (at an average of 6.7 ships per company) or 24% of the fleet. Two hundred seven companies control 1 vessel each, accounting collectively for 15% of the fleet. The top 10 owners controlled 17% of the fleet, while 26% was controlled by the top 20 owners.

The chart below outlines the Handymax fleet by year of build, including scheduled new deliveries. The chart indicates that at June 1, 2007, approximately 5% of the fleet’s existing deadweight capacity was accounted for by vessels built before 1980, and these may be considered likely candidates for scrapping in the near future. Vessels built since 2000 constituted 44% of the existing fleet. The average age of the fleet at June 1, 2007 was 11.7 years.

The orderbook at the beginning of June 2007 amounted to 26.8 million dwt or 40% of the existing fleet.

HANDYMAX FLEET BY YEAR OF BUILD AND SCHEDULED DELIVERIES

Source: LR Fairplay/MSI

Handymax earnings increased sharply during the second half of 2003, in line with the larger bulk carrier sectors, and reached record peaks in 2004, with average spot earnings for modern 45,000 dwt vessels exceeding $38,000 per day in March 2004. During the second half of 2004, the Handymax freight market underwent a revival, with earnings briefly surpassing $32,000 per day once again in late November to early December 2004. Rates then trended lower in 2005 before a rebound in March 2006 to July 2007 when average spot earnings reached a record $41,000 per day.

HANDYMAX (45,000 DWT) AVERAGE SPOT RATES

Source: MSI

The Handysize Sector

The Handysize sector is the largest sector of the drybulk carrier fleet by number of vessels, accounting for 42% of the total fleet. However, in terms of deadweight capacity, it is only marginally larger than the Handymax fleet with 19% of total capacity. Like Handymax vessels, they are fitted with cranes which, along with their shallow drafts, make them extremely versatile and able to access smaller ports with less sophisticated onshore facilities. As a result, trading patterns and cargoes for these types of vessel are highly diversified.

Handysize vessels are generally older than Handymax. The latter have begun to replace the former as new developments in ship design have enabled larger vessels to be constructed with similar drafts. Increasingly, the industry is moving towards building larger vessels to benefit from economies of scale. However this does not mean that smaller vessels have become obsolete, for they are less likely to have to travel part-laden and are often able to generate substantial returns.

Like the Handymax sector, Handysize fleet ownership is highly fragmented. Eight hundred ninety nine different shipowners control 2,562 vessels: an average of just 2.8 vessels per company. As of June 1, 2007, 38 companies controlled 10 ships or more (at an average of 20.7 ships per company), amounting to 32% of the fleet. Another 78 companies owned 5 to 9 ships (at an average of 6.3 ships per company) or 20% of the fleet. Four hundred seventy-five companies control 1 vessel each, collectively accounting for 18% of the fleet.

The chart below outlines the Handysize fleet by year of build, including scheduled new deliveries. The chart indicates that at June 1, 2007, approximately 27% of the fleet’s existing dwt capacity was accounted for by vessels built before 1980, which may be considered likely candidates for scrapping in the near future. Vessels built since 2000 constitute 16% of the existing fleet. The average age of the fleet at June 1, 2007 was 21.2 years.

The orderbook at the beginning of June 2007 amounted to 10.3 million dwt or 15% of the existing fleet.

HANDYSIZE FLEET BY YEAR OF BUILD AND SCHEDULED DELIVERIES

Source: LR Fairplay/MSI

Handysize earnings increased sharply in the second half of 2003 in line with the larger bulk carrier sectors. The 18 month time charter peaked in Feb 2004 at $22,000 per day before declining rapidly to a low of $13,000 in June of that year. During the second half of 2004, rates rebounded and 12 month time charter rates in the Handysize sector peaked again in December 2004 at $21,800 per day. Rates then trended lower in 2005 until a recent rebound has brought rates to a new high of $28,250 per day in July 2007.

HANDYSIZE ONE YEAR TC RATES

Source: MSI

BUSINESS

Overview

We own our vessels through separate wholly owned subsidiaries incorporated in the Marshall Islands. The operations of the vessels are managed by Free Bulkers, S.A., or Free Bulkers, an affiliated Marshall Islands corporation incorporated on September 9, 2003. Free Bulkers provides us with a wide range of shipping services at a fee per vessel. These services include technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels, commercial management regarding identifying suitable vessel charter opportunities, and certain accounting services.

As of June 30, 2007, the M/V Free Destiny and M/V Free Envoy had a combined carrying capacity of 51,000 dwt, a combined book value of $10.3 million, and an average age of 24 years. As a result of the acquisition of the M/V Free Hero, the M/V Free Jupiter and upon the acquisition of the M/V Free Goddess, we will increase the aggregate dwt of our fleet to approximately 146,000 dwt, increase the book value of our fleet to approximately $107.8 million, and reduce the average age of our fleet to approximately 16 years.

Our Fleet

The following table summarizes certain information about the vessels in our fleet and related employment details:

		Year	Vessel		Purchase	Delivery
Vessel Name	Dwt	Built	Type	Employment	Price	Date

Owned
Free Envoy	26,318	1984	Handysize	One-year time charter through April 2008 at $17,000 per day	$9.50 million	September 20, 2004
Free Destiny	25,240	1982	Handysize	70-day time charter at $28,000 per day	$7.60 million	August 3, 2004
Free Hero	24,318	1995	Handysize	Balance of time charter through December 2008/February 2009 at $14,500 per day	$25.25 million	July 3, 2007
Free Jupiter	47,777	2002	Handymax	Initial one-trip time charter with approximately seven days remaining at $43,000 per day followed by an unscheduled dry-docking to complete repairs; thereafter to be delivered to a new charterer under a three-year time charter at $32,000 per day for first year, $28,000 per day for second year, and $24,000 per day for third year	$47.00 million	September 5, 2007
Acquisition Pending

Free Goddess	22,051	1995	Handysize	Two-month time charter at $13,000 per day; thereafter a two-year time charter at $19,250 per day	$25.20 million	Expected late October 2007

Competitive Strengths

We believe that we possess the following competitive strengths:

•	Experienced Management Team. Our management team has significant experience in commercial, technical, operational and financial areas of our business and has developed relationships with leading charterers, ship brokers and financial institutions. Since 1997, Ion G. Varouxakis, our chairman, chief executive officer and president, has served in various management roles for shipping companies in the drybulk sector. Dimitris Papadopoulos, who became our chief financial officer in May 2007, served from 1975 to 1991 as financial and administrative vice president in charge of, amongst other things, the shipping interests of the owners of Archirodon Group, Inc.

•	Affiliation with Leading Shipping Group. In January 2007, FS Holdings Limited, an entity controlled by the Restis family, acquired a 37.4% interest (including shares underlying warrants) in our company. The Restis family has been engaged in the international shipping industry for more than 40 years and their interests include ownership and operation of more than 60 vessels in several segments of the shipping industry, as well as cargo and chartering interests. The Restis family group is regarded as one of the largest independent ship-owning and management groups in the shipping industry. Our management believes that affiliation with and access to the resources of companies controlled by the Restis family commercially enhances the operations of our fleet, our ability to obtain employment for our vessels and our ability to obtain more favorable financing.

•	Strong Customer Relationships. Through Free Bulkers, our ship management company, and Safbulk Pty Ltd., or Safbulk, a Restis family controlled management company, we have established customer relationships with leading charterers around the world, such as major international industrial companies, commodity producers and traders and a number of chartering brokerage houses. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk. We believe that the established customer base and the reputation of our fleet managers will enable us to secure favorable employment for our vessels with well known charterers.

•	Strong Balance Sheet with a Moderate Level of Indebtedness. We will repay a significant portion of our indebtedness with the proceeds of this offering and $48.7 million of borrowings under the credit facility we expect to enter into with Credit Suisse. This will strengthen our balance sheet and leave us with $35.2 million in cash, assuming a $8.56 per share offering price, to fund our operations and to acquire additional vessels. Our financial resources and borrowing capacity will thus position us to take advantage of acquisition opportunities as they arise.

•	Stable Cash Flow from Well-Established and Reputable Charterers. A majority of the vessels in our fleet will be initially employed on time charters to well-established and reputable charterers. We believe these time charters will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Efficient Operations. Through Free Bulkers, we believe that we have established a strong track record in the technical management of drybulk carriers, which has enabled us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, maintenance programs, high standards of operations, and retaining and training qualified crew members.

Business Strategy

The following are highlights of our business strategy:

•	Leveraging our Strategic Relationships. Free Bulkers, Safbulk, the Restis family and their affiliates have extensive experience and relationships in the ship brokerage and financial industries as well as directly with industrial charterers and commodity traders. We plan to use these relationships to identify chartering and acquisition opportunities and make available to us sources of additional financing, make contacts, and gain market intelligence.

•	Handysize and Handymax Focus. Our fleet of drybulk carriers will consist of Handysize and Handymax vessels. Based on the relatively low number of drybulk newbuildings on order in these categories, we believe there will be continued high demand for such vessels. Handysize and Handymax vessels are typically shallow-drafted and equipped with onboard cranes. This makes Handysize and Handymax vessels more versatile and able to access a wider range of loading and discharging ports than larger ships, which are unable to service many ports due to their size or the local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax vessels that we acquire, will enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize and Handymax vessels have also historically achieved greater charter rate stability than larger drybulk vessels.

•	Renew and Expand our Fleet. We intend to continue growing our fleet in a disciplined manner through acquisition of well-maintained, secondhand vessels, preferably up to 15 years old. We perform technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and opportunities dictate and warrant. We are focused on purchasing such vessels, because we believe that secondhand vessels, when operated in a cost-efficient manner, should provide significant value given the prevailing charter rate environment and currently provide better returns as compared to newbuildings. Furthermore, as part of our fleet renewal, we will continue to sell vessels when we believe it is in the best interests of FreeSeas and our shareholders.

•	Maintain Balanced Time Charter Employment. We intend to strategically deploy a substantial portion of our fleet under period employment and our remaining vessels under spot employment. We actively pursue time charter coverage to provide adequate cash flow to cover our fleet’s fixed costs, consisting of vessel operating expenses, management fees, debt repayment and interest expense, general and administrative expenses, and dry-docking costs for the upcoming 12-month period. We look to deploy part of our fleet through spot charter, depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates.

•	Use of Flexible Financial Strategy. We will use a combination of bank debt, cash flow and proceeds from equity offerings to fund our vessel acquisitions. We assess the level of debt we will incur in light of our ability to repay that debt based on the level of cash flow we expect to generate pursuant to our chartering strategy and our operating cost structure. Following this offering, we intend to reduce our ratio of debt to total capitalization to between approximately 35% and 40%. We expect that the maintenance of a reasonable ratio of debt to total capitalization will increase our ability to borrow funds to make additional vessel acquisitions while maintaining our ability to pay dividends to our shareholders.

•	Pay Quarterly Dividends. Following the completion of this offering, we intend to distribute a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. We currently expect that we will pay in February 2008 a dividend of $0.175 per share for the 2007 fiscal year followed by a quarterly dividend of $0.175 per share in each of the following three quarters, assuming we complete this offering. See “Forward-Looking Statements.”

Vessel Employment

We have employed and continue to employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. As of the date of this prospectus, the M/V Free Destiny is employed under a 70-day time charter at $28,000 per day, the M/V Free Envoy is chartered at a gross rate of $17,000 per day, which charter will end in April 2008 and the M/V Free Hero is employed under the balance of a time charter through December 2008/February 2009 at $14,500 per day.

On September 21, 2007, one of our vessels, the M/V Free Jupiter, ran aground off the coast of the Philippines. Operations to re-float the vessel have been completed. The M/V Free Jupiter was employed under a one-trip time charter with approximately seven days remaining at the time of the grounding incident. We currently anticipate that this time charter will resume upon completion of temporary repairs. Following completion of this time charter, the vessel will undergo an unscheduled dry-docking to complete permanent repairs. The vessel will be out of service during this dry-docking, which will delay the commencement of its subsequent three-year time charter. Based on information available to us at the present time, we currently estimate that the vessel will be out of service until approximately the end of November 2007, although the repair period could be longer. We have notified the charterer of the delay and it has agreed to an extension of the charter cancellation date until November 30, 2007. If the vessel’s repairs require longer to complete, we have advised the charterer that we will request a further extension from it. We expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles. We do not have insurance for loss of hire that will cover this incident, so we will experience a loss of income during the period that the vessel is out of service.

Please see “— Our Fleet” for information about the employment of the M/V Free Goddess.

A spot time charter and a period time charter are each contracts to charter a vessel for an agreed period of time at a set daily rate. Under both types of charters, the charterer pays for voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate dry-docking and special survey costs. Lastly, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses.

Vessels operating on period time charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to increase profit margins during periods of increasing drybulk charter rates. However, we would then be exposed to the risk of declining drybulk charter rates, which may be higher or lower than the rates at which we chartered our vessels. We are constantly evaluating opportunities for period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

Although we have not previously done so, we may from time to time utilize forward freight agreements that enable us to enter into contractual obligations to sell the spot charter forward and thereby reduce our exposure to a potential deterioration of the charter market.

Customers

During the year ended December 31, 2006, we had contracts with 18 charterers, and during the six months ended June 30, 2007, we had contracts with eight charterers. Our customer base is composed of well-known charterers, including Cargill International S.A. and Oldendorff Carriers GMBH & Co. KG. As of June 30, 2007, Seaside Navigation, Denmark has been our most significant charterer based on total charter revenue received by us. Each of the vessels currently in our fleet is subject to a time charter. The M/V Free Goddess will be subject to a time charter.

Management of the Fleet

We contract the technical and commercial management of our vessels to Free Bulkers, a Marshall Islands corporation owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services at a fee per vessel. These services include vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements.

Free Bulkers has entered into a sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk 1.25% of gross hire or freight for vessels chartered through Safbulk, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. We believe that the reputation of Safbulk, and its long-standing relationships with charterers and charter brokers, should enhance the commercial operation of our fleet and our ability to obtain employment for our fleet, while operational coordination is maintained by Free Bulkers. We believe that using Free Bulkers and Safbulk to perform these functions should provide us experienced technical and commercial management for our fleet and enable us to better manage our costs.

Our management, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor Free Bulkers’ performance under the management agreements. Free Bulkers currently manages only our vessels and we anticipate that Free Bulkers may manage any additional vessels we may acquire in the future. Safbulk performs management services to other international shipping entities, including the Restis group of companies. We believe that the strong commercial standing of Safbulk and its long-standing ties with cargo interests greatly enhances the commercial operation of our fleet, while ultimate operational coordination is maintained by Free Bulkers.

Our agreement with Free Bulkers remains in effect indefinitely unless, in each case, it is terminated by either party upon two months’ advance notice. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 per vessel, paid in advance, from the date of signing the memorandum of agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a fee equal to 1.25% of the freight or hire collected from the employment of our vessels. Free Bulkers under its agreement with Safbulk is responsible for paying Safbulk a fee equal to 1.25% of the freight or hire collected from the employment of our vessels for its services. In addition, we have agreed to pay Free Bulkers a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We also reimburse, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port.

Generally, Free Bulkers is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless Free Bulkers or its employees act with negligence or gross negligence or commit a willful default with respect to one of our vessels. Pursuant to its agreement with us, Free Bulkers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to Free Bulkers.

We believe that we pay Free Bulkers industry standard fees for these services. We are aware of three comparable structures of affiliated drybulk vessel-owning companies and management companies. All three of those arrangements have the same 1.25% chartering/commercial fee and 1% commission on purchases or sales of vessels by the affiliated vessel-owning companies as does the arrangement between us and Free Bulkers. All three arrangements have fixed monthly management fees in excess of the fee we pay Free Bulkers.

Crewing and Employees

Free Bulkers, our affiliate, employs approximately 15 people, all of whom are shore-based. In addition, Free Bulkers is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We currently employ two officers and no other employees.

Loans for Vessels

M/V Free Destiny and M/V Free Envoy

Our subsidiaries have obtained financing from unaffiliated lenders for our vessels.

Our subsidiary, Adventure Two S.A., owns the M/V Free Destiny subject to a mortgage securing a loan in the original principal amount of $3,700,000 from Hollandsche Bank — Unie N.V. The loan bears interest at 1.95% above LIBOR, matures in 2008, and is payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000 in 2008. The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantee of $500,000 of the principal amount plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Two.

Our subsidiary, Adventure Three S.A., owns the M/V Free Envoy subject to a mortgage securing a loan in the original principal amount of $6,000,000 from Hollandsche Bank — Unie N.V. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in December 2007, and is payable in 12 quarterly installments of $425,000 each commencing December 2005 with a balloon payment of $900,000 at final maturity. The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantee of $500,000 of the principal amount plus interest and costs and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. In June 2006, we borrowed an additional $2,000,000 from Hollandsche Bank — Unie N.V., which amount was also secured by the M/V Free Envoy and was used to pay principal and interest due to Egnatia Bank, S.A. under its loan to Adventure Four. On January 12, 2007, the additional $2,000,000 borrowed from Hollandsche Bank — Unie N.V. was paid off from the proceeds of a loan from First Business Bank, S.A. to Adventure Four described below.

Each of the loan agreements also includes affirmative and negative covenants of Adventure Two and Adventure Three such as the maintenance of operating accounts, minimum cash deposits and minimum market values. Adventure Two and Adventure Three are further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lenders.

We also had outstanding, as of June 30, 2007, two interest-free loans from our former principal shareholders with an aggregate principal balance, net of discount which results from accounting for the loans at their fair value, of $1.9 million, the proceeds of which were used to acquire our vessels. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that we raise additional capital of at least $12,500,000. Before these modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. On January 5, 2007, the shareholder loans due to one of our former shareholders were sold to The Mida’s Touch, S.A., a company controlled by Ion G. Varouxakis, our chairman, chief executive officer and president and one of our principal shareholders, for the principal amount then outstanding. The Mida’s Touch subsequently sold a portion of this loan to FS Holdings Limited, also one of our principal shareholders. We currently intend to use a portion of the net proceeds of this offering to repay the remaining principal balance of these loans.

M/V Free Hero, M/V Free Jupiter and M/V Free Goddess

On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase the M/V Free Hero, the M/V Free Jupiter and two other secondhand drybulk carriers. We took delivery of the M/V Free Hero on July 3, 2007 and of the M/V Free Jupiter on September 5, 2007. Due to a dispute between third parties unrelated to us and the sellers of the two remaining undelivered drybulk carriers referred to above, which would have resulted in the vessels not being delivered as per the terms of their respective memoranda of agreement, we decided, in agreement with the sellers, to terminate those agreements on July 27, 2007. We are working to replace the two undelivered vessels with alternative tonnage of similar profile and return characteristics in an effort to expand our fleet in the Handysize and/or Handymax segments. In this regard, on August 20, 2007, we entered into a memorandum of agreement to purchase the M/V Free Goddess which we expect to be delivered in October 2007.

We have financed a portion of the purchase price of the M/V Free Hero and the M/V Free Jupiter and we intend to finance a portion of the purchase price of the M/V Free Goddess and any future near term acquisitions. In this regard, with respect to our initial agreement to purchase the M/V Free Hero, the M/V Free Jupiter and two other secondhand drybulk carriers, we received a loan commitment from HSH Nordbank AG and BTMU Capital Corporation with respect to senior and junior loan facilities of approximately $89,500,000. HSH Nordbank AG has indicated that these facilities will be available upon similar terms to acquire suitable replacement vessels, such as the M/V Free Goddess, for the two cancelled secondhand drybulk carriers. We have also amended our existing credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. We have also obtained a $14,000,000 principal amount non-amortizing, unsecured loan from FS Holdings Limited, one of our principal shareholders.

We have notified HSH Nordbank AG, the agent and the senior lender for the loan facility to acquire the M/V Free Jupiter, of the grounding incident on September 21, 2007 involving the M/V Free Jupiter and the successful re-floating of the vessel. HSH Nordbank AG has requested further updates as the repairs progress, which we have provided and will continue to provide. As of the date of this prospectus, we have remained current on all payments due under our HSH Nordbank AG and BTMU Capital Corporation facilities related to the acquisition of this vessel and we believe that we remain in compliance with all of our loan covenants.

Descriptions of our credit facilities are set forth below:

HSH Nordbank AG Loan.  On June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A. and Adventure Eight S.A, entered into a senior loan agreement with HSH Nordbank AG that provides for borrowings of up $68,000,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand drybulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $67,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $88,500,000. The amount of the loan may be increased, depending on our aggregate charter rates and other terms of our charters, so as not to exceed the lower of (1) $68,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $89,500,000. Our ability to borrow any undrawn portion of the $68,000,000 commitment amount under the loan will terminate on January 15, 2008. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 1.5% per annum, provided that the margin decreases to 1.3% per annum after the prepayment of the loan following a successful offering (as defined in the loan agreement), and certain mandatory costs. The loan is payable in 32 installments. Assuming the loan is drawn down in full, the amount of each of the first to eighth installments would be $3,125,000, the amount of each of the ninth to twelfth installments would be $2,250,000, the amount of each of the thirteenth to thirty-first installments would be $1,000,000 and the amount of the final installment would be between $14,000,000 and $15,000,000. The amount of the installments will be proportionately reduced if we drawdown less than the full amount available under the loan. The amount of the installments will also be reduced following prepayment of a portion of the loan following the offering. The loan agreement provides for the mandatory prepayment of the BTMU Capital Corporation junior loan and a portion of the HSH Nordbank AG senior loan following the offering. Amounts drawn under the loan agreement will be secured by, among other things, a first priority mortgage on the applicable vessel, a corporate guarantee and certain account pledges. The loan agreement also requires that we enter into interest rate swaps or other derivative transactions to ensure that a part of the loan is hedged against interest rate fluctuations.

BTMU Capital Corporation Loan.  On June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A and Adventure Eight S.A, entered into a junior loan agreement with BTMU Capital Corporation that provides for borrowings of up $21,500,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand drybulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $21,500,000, (2) 80% of the aggregate market value of certain specified ships and (3) such amount when added to the amount drawn down under the HSH Nordbank AG senior loan will not exceed $89,500,000. Our ability to borrow any undrawn portion of the $21,500,000 commitment amount under the loan will terminate on January 15, 2008. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 2.75% per annum, provided that the margin increases to 3.50% per annum on June 27, 2008 and 4.25% per annum on June 27, 2009. The loan is due no later than June 27, 2010, provided, however, that the loan agreement provides that we will prepay an amount of the loan from the proceeds of the offering equal to the lower of (1) the total amount of the loan outstanding and (2) the offering proceeds. Amounts drawn under the loan agreement will be secured by, among other things, a second priority mortgage on the applicable vessel financed under the loan, a second priority mortgage on each of the M/V Free Destiny and the M/V Free Envoy, a corporate guarantee and certain second priority account pledges.

FS Holdings Limited Loan.  On May 7, 2007, FS Holdings Limited, one of our principal shareholders, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of financing the acquisition of four new vessels (including the M/V Free Hero). As of the date of this prospectus, we have drawn down the entire amount available under this loan. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration due to a default of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to FS Holdings Limited, in whole or in part, in increments of not less than $500,000. Additionally, we have agreed to issue to FS Holdings Limited, for every $1,000,000 drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant is exercisable to purchase one share of our common stock. We have issued 700,000 warrants to acquire shares of our common stock pursuant to this loan.

Hollandsche Bank — Unie N.V. Credit Facility.  We have renegotiated our credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. Our borrowing limit under this new portion of the overdraft facility will be reduced to zero on June 1, 2008. The amended credit agreement also provides that this $4,000,000 overdraft facility will be repaid from the proceeds of a private placement or a public offering of equity securities. The maturity date of the facility may be extended in the discretion of the bank, depending on our financial condition. The security for this facility includes, (i) mortgages on the M/V Free Destiny and the M/V Free Envoy, (ii) pledges of rights and earnings under time charter contracts, (iii) pledges of rights under certain insurance policies and (iv) our $500,000 corporate guarantee.

Credit Suisse Facility.  We have negotiated an offer letter for a senior secured credit facility from Credit Suisse, the lead underwriter of this offering, in the aggregate amount of $87.0 million, consisting of a $48.7 million loan to finance or refinance, as appropriate, up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess and a $38.3 million facility to finance up to 75% of the purchase price of additional vessels. Upon each drawdown under the $38.3 million facility the aggregate amount outstanding under the total $87.0 million facility may not exceed 60% of the aggregate market value of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Goddess and any additional vessels financed under the facility. The offer letter provides that HSH Nordbank AG may, at our option, provide 50% of the facility amount. The availability of this facility is contingent upon the execution of formal loan documents. We intend to only enter into this senior credit facility if we successfully complete this offering. See “Use of Proceeds.”

The Credit Suisse offer letter relates to a secured revolving term loan facility which matures eight years from the date of the initial draw down. The maximum amount available under the $48.7 million facility will be reduced by 32 quarterly reductions of $1,250,000 plus a final reduction of $8,700,000 on the final maturity date. The first reduction is due by the earlier to occur of three months after the first drawdown or January 31, 2008. Each advance under the $38.3 million facility will be reduced quarterly based on a 18 year repayment profile for vessels acquired with such facility beginning three months after each respective drawdown. The security for the facilities include a first preferred mortgage on the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess as well as any additional vessels purchased with the $38.3 million facility, first preferred assignment of all earnings from such vessels and first preferred assignment of insurances. The offer letter permits payments of dividends to our shareholders provided we are in compliance with certain loan covenants.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,400 drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as Euroseas Ltd., Dryships Inc., Diana Shipping Inc., Eagle Bulk Shipping Inc. and Excel Maritime Carriers Ltd., which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.

Free Bulkers arranges our charters (whether spot charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of drybulk carriers in the Capesize, Panamax, Handysize and Handymax sectors. Charters for our vessels are negotiated by Free Bulkers utilizing a worldwide network of shipbrokers. These shipbrokers advise Free Bulkers on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.

Seasonality

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains required drybulk shipping accordingly.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. The vessels are subject to international conventions and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization

The United Nations International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. It received the required approval of fifteen states on May 2004 and Annex VI became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these requirements could require the installation of expensive emission controls and could have an adverse financial impact on the operation of our vessels. We have developed a plan to comply with the Annex VI regulations, and we believe we are in substantial compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to operate our ships.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The U.S. Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in waters of the United States, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and removal costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

As a result of amendments to OPA that became effective in July 2006, the liability of responsible parties for drybulk vessels is limited to the greater of $950 per gross ton or $0.8 million (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage as part of our protection and indemnity insurance for each of our vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes an OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. We expect the Coast Guard to increase the amounts of financial responsibility to reflect the July 2006 increases in OPA liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining a COFR for each of our two vessels and carrying such COFRs on each of our vessels. These COFRs are effective January 2007 through January 2010.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We currently comply, and intend to continue to comply in the future, with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA.

Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by EPA or face penalties. Although EPA has appealed this decision to the Ninth Circuit Court of Appeals, we cannot predict the outcome of this litigation. If the District Court’s order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels and meet any treatment requirements, although we do not expect that these costs would be material.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be adopted by the European Union or any other country or authority.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA, which became effective in August 2004, that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted into law.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of August 31, 2007, the BWM Convention has been adopted by ten states, representing 3.42% of the world’s tonnage.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The M/V Free Destiny and the M/V Free Envoy are currently classed with Lloyd’s Register of Shipping and Korean Register of Shipping, respectively. The M/V Free Hero and the M/V Free Jupiter are classed with Nippon Kaiji Kyokai, the Japanese Classification Society. The M/V Free Goddess is classed with Germanischer Lloyd, the German Classification Society. ISM and ISPS certification have been awarded to all of our vessels and Free Bulkers by Lloyd’s Register of Shipping.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

The table below lists the next dry-docking and special surveys scheduled for our fleet, to the extent such dates are known as of the date of this prospectus:

Vessel	Dry-Docking	Special Survey

Free Envoy	Third quarter 2008	Third quarter 2008
Free Destiny	Fourth quarter 2009	Fourth quarter 2009
Free Jupiter(1)	Second quarter 2010	Second quarter 2012
Free Hero	Third quarter 2008	Third quarter 2010
Free Goddess	First quarter 2008	Second quarter 2010

(1)	The M/V Free Jupiter will undergo an unscheduled dry-docking for repairs necessitated by a grounding incident off the coast of the Philippines on September 21, 2007. We expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. That could cause us to be in violation of certain covenants in our loan agreements.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Our vessels are certified as being “in class” by their respective classification societies.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States of America for certain oil pollution accidents in the United States of America, has made liability insurance more expensive for ship owners and operators trading in the United States of America market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value or such higher amount as may be required to meet the requirements of any outstanding indebtedness on a particular vessel, with deductibles in amounts of approximately $75,000 to $150,000.

We arrange, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we can recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The M/V Free Destiny and the M/V Free Envoy are members of the American Mutual Steamship Association. We have entered the M/V Free Hero and the M/V Free Jupiter as members of the SKULD Protection and Indemnity Society and we expect to enter the M/V Free Goddess as a member of The Standard Club. Each P&I association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I associations comprising the International Group.

Loss of Hire Insurance

We intend to obtain loss of hire insurance for at least five of our vessels for 2008 in amounts that we believe to be prudent to cover normal risks in our operations. Loss of hire insurance generally provides coverage against loss of charterhire that results from the loss of use of a vessel. The insurance is subject to various and significant deductibles, conditions and coverage limitations that we will negotiate. After the initial policy year, we will review annually whether maintaining this insurance is cost effective. Our ability to obtain loss of hire insurance is subject to market conditions and general availability. We did not maintain insurance against the loss of hire for any of our vessels at the time of the grounding of the M/V Free Jupiter.

Procedures in the Event of an Insured Event

Marine casualties are an inherent risk in the shipping industry. If one of our vessels undergoes a marine casualty, we intend to take prompt action in consultation with the appropriate insurers, as described above, to ascertain the extent of any damage to our vessel, its cargo, the crew, the vessel’s ability to complete its charter and any environmental impact and the appropriate steps to try to mitigate the impact of the casualty on our financial condition and results of operations.

For example, on September 21, 2007, one of our vessels, the M/V Free Jupiter, ran aground off the coast of the Philippines. We have worked in consultation with our insurance brokers and the salvage company, SMIT Singapore PTE Ltd., to address the incident. Operations to re-float the vessel have been completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel’s hull has been preliminarily inspected and the vessel has been moved to safe waters for temporary repairs. Upon completion of these repairs, the vessel will be inspected by its classification society and, upon a satisfactory inspection, the vessel will complete its current one-trip time charter, followed by a dry-docking to complete permanent repairs. Based on information available to us at the present time, we currently estimate that the vessel will be out of service until approximately the end of November 2007, although the repair period could be longer.

We expect that the vessel’s insurance will cover the cost of the re-floating operations and the vessel’s repairs and related expenses, less applicable deductibles. Our insurance policies provide that payments will be made directly by the insurers to the party entitled to receive payment. We do not maintain insurance for loss of charterhire, nor would our insurance cover any claims made by our charterers for damages that they may incur in connection with the delays caused by the grounding incident, although our insurance would cover our fees and expenses incurred in defending any claims for damages brought by our charterers. To date, neither charterer has made or threatened such a claim, although we can provide no assurances that they would not do so in the future.

Our History

We were formed on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.” Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-452-8770. Our agent in the U.S. for service of process is Broad and Cassel, which is located at 2 S. Biscayne Boulevard, 21st Floor, Miami, Florida 33131.

On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check company formed to serve as a vehicle to complete a business combination with an operating business. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.

Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board.

Ion G. Varouxakis and our two other co-founding shareholders initially owned their respective interests in our company indirectly through two companies, V Capital S.A. and another entity incorporated under Marshall Islands law, each of which was formed by their respective shareholders to participate in the commercial shipping industry.

In February 2004, Mr. Varouxakis through V Capital and the two other co-founding shareholders through their corporate entity formed Adventure Two and Adventure Three under Marshall Islands law for the purpose of owning and operating additional drybulk carriers. In March 2004, Adventure Two and Adventure Three entered into Memoranda of Agreement to acquire from unaffiliated third parties the M/V Free Destiny and the M/V Free Envoy, respectively.

Mr. Varouxakis and the two other co-founding shareholders then determined to jointly form a single commercial shipping holding company to operate in the drybulk shipping markets through wholly owned subsidiaries. As is common practice in the shipping industry, the principals decided to use a holding company structure to permit consolidation, to isolate liability exposure with respect to each vessel by having each vessel owned by a different subsidiary, and to facilitate access to the capital markets both in the United States and abroad. To establish the holding company structure, on April 23, 2004 Mr. Varouxakis and the two other co-founding shareholders formed Adventure Holdings S.A. under Marshall Islands law which subsequently changed its name to FreeSeas Inc.

In January 2007, Mr. Varouxakis, through a Marshall Islands corporation wholly owned by him, purchased all of the shares of common stock owned by the two other co-founding shareholders. He simultaneously sold shares of common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other entities. All of these sales were for cash at a price of $3.268 per share. As a result of these transactions, Mr. Varouxakis now beneficially owns (including shares underlying options and warrants beneficially owned by him) approximately 31.5% of our outstanding common stock and FS Holdings Limited beneficially owns (including shares underlying warrants) approximately 36.9% of our outstanding common stock. Immediately following these transactions, our board of directors appointed Mr. Varouxakis chairman of the board and president, the two other co-founding shareholders and one other director resigned from the board, and two new directors were appointed to fill the vacancies. See “Management” and “Related Party Transactions.”

As of October 11, 2007, we have received an aggregate of $2,939,323 of net proceeds from exercises of Class W and Class Z warrants. We issued 618,805 shares of common stock in accordance with the terms of these warrants in connection with such exercises. These exercises occurred following our registration in August 2007 of the shares underlying these warrants.

Legal Proceedings

We are not currently a party to any material lawsuit that, if adversely determined, we believe would be reasonably likely to have a material adverse effect on our financial position, results of operations or liquidity.

Property

We do not at the present time own or lease any real property. To date, we have been provided with office space by Free Bulkers. Free Bulkers provided us with our office space at no rental cost to us until February 5, 2007. On such date, and in conjunction with moving into larger office space, we entered into an agreement with Free Bulkers pursuant to which we agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our current office space. As of June 30, 2007, the amount paid under such agreement equaled approximately $32,200, or $5,367 per month (based on a historical dollar-to-euro exchange rate of 1.339).

MANAGEMENT

The following sets forth the name and position of each of our directors and executive officers as of October 11, 2007. The business address of each of our directors and executive officers listed below is c/o FreeSeas Inc., 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece.

Name	Age	Position	Director Class

Ion G. Varouxakis	36	Chairman of the Board of Directors, Chief Executive Officer and President	C
Dimitris D. Papadopoulos	62	Chief Financial Officer	—
Kostas Koutsoubelis	52	Director, Vice President and Treasurer	A
Alexis Varouxakis	30	Secretary	—
Matthew W. McCleery	37	Director	A
Focko H. Nauta	49	Director	B
Dimitrios Panagiotopoulos	46	Director	C

Ion G. Varouxakis is one of our founders and is the chairman of our board of directors. He also serves as our president and chief executive officer. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a managing director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is an officer of the reserves of the Hellenic Army. Mr. Varouxakis is the brother of Alexis Varouxakis.

Dimitris D. Papadopoulos became our chief financial officer in May 2007. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group’s shipping division, the Konkar Group. He served as chairman and chief executive officer of the group’s U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank’s new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and “Who’s Who amongst Students in American Colleges and Universities” — 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

Kostas Koutsoubelis joined our board of directors in 2007 and serves as our vice president and treasurer. In addition, Mr. Koutsoubelis is the group financial director of the Restis Group of Companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of directors in First Business Bank, South African Marine Corp. S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.

Alexis Varouxakis is our secretary. Mr. Varouxakis holds a bachelor in science degree in economics from City University, London, and a master in arts degree in art management from City University, London. From 2001 to 2004, he was involved in the entertainment industry and produced a number of feature films, award winning short movies, and television commercials. Between 2002 and 2004, Mr. Varouxakis was a member of the board of directors of the New Producers Alliance, UK’s national membership and training organization for producers and filmmakers. From 2005 to 2006, he was general manager of Aello MCPY, a company specializing in the luxury yacht charter business. In 2007, he joined Free Bulkers S.A. as assistant operations manager. Mr. Varouxakis is the brother of Ion Varouxakis.

Matthew W. McCleery has been one of our directors since 2005. He also is currently the president of Marine Money International, a provider of maritime finance transactional information and maritime company analyses. Mr. McCleery joined Marine Money International in 1997 as managing editor and was promoted to president in 1999. He is also currently managing director of Marine Money Consulting Partners, the financial advisory and consulting arm of Marine Money International that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. He assisted in the formation of Marine Money Consulting Partners in 2001. Mr. McCleery graduated from the University of Connecticut School of Law, and was admitted to the Connecticut bar, in 1997.

Focko H. Nauta has been one our directors since 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

Dimitrios Panagiotopoulos joined our board of directors in 2007. In addition, he is the head of shipping and corporate banking of PROTON BANK, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

Audit Committee

We currently have an audit committee comprised of three independent members of our board of directors. The audit committee is responsible for reviewing our accounting controls and engaging our outside auditors. The members of the audit committee are Messrs. McCleery, Nauta and Panagiotopoulos.

Compensation Committee

We currently have a compensation committee comprised of three independent members of our board of directors. The compensation committee is responsible for establishing our executive officers’ compensation and benefits. The members of the compensation committee are Messrs. McCleery, Nauta and Panagiotopoulos.

Compensation

The total gross compensation paid in 2006 to our executive officers and directors as a group was $546,333.

Amended and Restated 2005 Stock Incentive Plan

Our Amended and Restated 2005 Stock Incentive Plan was implemented for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the plan on December 19, 2006. Awards may be granted under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Pursuant to the plan, we have reserved 1,500,000 shares of our common stock for awards.

All of our officers, directors and executive, managerial, administrative and professional employees are eligible to receive awards under the plan. Our board of directors has the power and complete discretion, as provided in the plan, to select which persons will receive awards and to determine for each such person the terms, conditions and nature of the award, and the number of shares to be allocated to each individual as part of each award.

Employment Agreements

We have entered into employment agreements with Ion G. Varouxakis and Dimitris D. Papadopoulos. Mr. Varouxakis’ agreement is for an initial term of three years, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Mr. Papadopoulos’ agreement is for an initial term of two years, with additional one-year renewal terms so long as we do not give notice of termination at least 90 days before the expiration of the current term. The officers’ salaries are subject to increases as may be approved by our board of directors and they are entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and the reimbursement of expenses and other employee benefits as may be implemented.

We may terminate these employment agreements for “cause” at any time. “Cause,” as defined in the agreements, means: (1) the willful breach or habitual neglect by the officer of his job duties and responsibilities; (2) material default or other material breach of an employee’s obligations under his employment agreement or fraud; or (3) conviction of any crime, excluding minor traffic offenses. Each of these agreements terminates upon the relevant officer’s death or after the officer’s inability to perform his duties for a cumulative period of 90 days during any one year. The agreements do not provide for payments upon a change in control of us.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of October 11, 2007 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, each of our officers and directors, and all of our officers and directors as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of stock held.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

			Percent of		Percent of Common
	Number of Shares of		Common Stock		Stock Beneficially
	Common Stock		Beneficially		Owned After
Name of Beneficial Owner	Beneficially Owned		Owned(1)		Offering(2)

Ion G. Varouxakis	2,248,031	(3)	31.5%		13.1%
Dimitris D. Papadopoulos	—			*	*
Matthew W. McCleery	—			*	*
Focko H. Nauta	—			*	*
Dimitrios Panagiotopoulos	—			*	*
Kostas Koutsoubelis	—			*	*
Alexis Varouxakis	—			*	*
All directors and officers as a group (seven persons)	2,248,031		31.5%		13.1%
FS Holdings Limited	2,808,782	(4)	36.9%		16.0%
Hummingbird Management, LLC(5)	467,296		6.7%		2.7%

*	Less than 1%.

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. These percentages are calculated on the basis of 6,908,905 outstanding shares of our common stock.

(2)	Assumes underwriters do not exercise their over-allotment option. For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. These percentages are calculated on the basis of 16,908,905 outstanding shares of our common stock.

(3)	Reflects 2,014,697 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis; 66,667 shares issuable upon the exercise of immediately exercisable warrants issued to The Mida’s Touch; and 166,667 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options. Does not include 40,000 shares owned by V Estates S.A., which is controlled by the father of Mr. Varouxakis, and 30,600 shares owned by the mother of Mr. Varouxakis, as to which shares he disclaims beneficial ownership.
(4)	Reflects 2,108,782 shares owned by FS Holdings Limited and 700,000 shares issuable upon the exercise of immediately exercisable warrants owned by FS Holdings Limited.

(5)	Based solely on information contained in a Schedule 13D/A filed with the Securities and Exchange Commission on February 5, 2007. Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) (“Hummingbird”), acts as investment manager to Hummingbird Value Fund, L.P. (“HVF”), to Hummingbird Microcap Value Fund, L.P. (the “Microcap Fund”), and to Hummingbird Concentrated Fund, L.P. (the “Concentrated Fund”) and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the shares owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) (“HC”), the general partner of each of HVF and Microcap Fund. The total number of shares of common stock owned by Hummingbird includes (a) 47,050 shares of common stock issuable upon the exercise of warrants held by the HVF, and (b) 47,050 shares of common stock issuable upon the exercise of warrants held by the Microcap Fund.

RELATED PARTY TRANSACTIONS

Each of our vessel-owning subsidiaries has entered into a management contract with Free Bulkers, a company owned and operated by Mr. Varouxakis. Pursuant to the management contracts, Free Bulkers is responsible for all aspects of technical management and maintenance for each of the vessels. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) technical management fee of $15,000 per vessel, paid in advance, from the date of signing the memorandum of agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a commercial management commission fee equal to 1.25% of the revenues collected from the employment of our vessels. We have further agreed to pay Free Bulkers a 1% commission on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We believe that we pay Free Bulkers industry standard fees for these services. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.

Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk the 1.25% fee on hire or freight to be received from us for our vessels chartered through Safbulk, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice.

To date, we have been provided with office space by Free Bulkers. Free Bulkers provided us with our office space at no rental cost to us until February 5, 2007. On such date, and in conjunction with moving into larger office space, we entered into an agreement with Free Bulkers pursuant to which we agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our current office space. As of June 30, 2007, the amount paid under such agreement equaled approximately $32,200, or $5,367 per month (based on a historical exchange rate of €1.00 to $1.339).

On February 5, 2007, we agreed to reimburse Free Bulkers for the actual amounts it expended during the fiscal year ended December 31, 2006 in connection with providing us with certain consolidating accounting and financial reporting services. Services provided to us by Free Bulkers related to the consolidation of financial statements and other financial reporting obligations. These services were paid as incurred and recorded in our general and administrative expenses in fiscal 2006. In addition, we agreed to enter into a new service agreement with Free Bulkers pursuant to which it will provide us with additional accounting and financial reporting services at cost during the fiscal year ending December 31, 2007 amounting to $62,500 per quarter (assuming an exchange rate of €1.00 to $1.37).

In September 2007, we entered into an additional agreement with Free Bulkers pursuant to which Free Bulkers will provide to us services related to our accounting and financial reporting obligations, including our internal controls assessment and reporting obligations. Free Bulkers’ fee for the foregoing services is $300,000 per year payable quarterly. This agreement is for an initial term of 12 months.

On May 7, 2007, FS Holdings Limited, an entity controlled by the Restis family, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of financing the acquisition of four new vessels. The loan has been fully drawn. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration due to a default of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to FS Holdings Limited, in whole or in part, in increments of not less than $500,000. Additionally, we have agreed to issue to FS Holdings Limited, for every $1,000,000 (or pro rata portion thereof) drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant is exercisable to purchase one share of our common stock. We have issued 700,000 warrants to acquire shares of our common stock pursuant to this loan.

We also currently have outstanding two loans from our principal shareholders with an aggregate principal balance, net of discount which results from accounting for the loans at their fair value, of $1,863,659 as of June 30, 2007. These loans were made in August and September 2004 in connection with the purchases of the M/V Free Destiny and the M/V Free Envoy, respectively. The loans had principal balances at origination of $1,579,447 and $2,554,737, respectively, and are interest-free. In April 2005 and October 2005, the loans were modified to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that we raise additional capital of at least $12,500,000. We currently intend to use a portion of the net proceeds of this offering to repay the remaining principal balance of these loans. Previously, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. As of June 30, 2007, these loans had an aggregate carrying value of $1,865,843 and a principal balance of $1,863,659. On January 5, 2007, the shareholder loans due to one of our corporate shareholders were sold to The Mida’s Touch, a corporation controlled by Mr. Varouxakis for the principal amount outstanding. The Mida’s Touch subsequently sold a portion of such loans to FS Holdings Limited.

In January 2007, V Capital S.A., a Marshall Islands corporation wholly owned by Ion G. Varouxakis, purchased from the two other co-founding shareholders an aggregate of 2,812,250 shares of our common stock for cash at a price of $3.268 per share and pre-existing promissory notes in the aggregate principal amount of $1,308,500 executed by us for consideration equal to the principal amount of the notes. Simultaneously V Capital S.A. sold 70,600 shares to Mr. Varouxakis’ family members and 2,108,782 shares to FS Holdings Limited. V Capital S.A. also sold 305,921 shares to an institutional investor and sold 327,197 shares to The Mida’s Touch S.A., another Marshall Islands corporation wholly owned by Mr. Varouxakis. All of these sales were for cash at $3.268 per share. In addition, V Capital S.A. transferred $1,108,500 of the principal amount of the shareholder loans to FS Holdings Limited for consideration equal to the principal amount transferred. As a result of these transactions, Mr. Varouxakis now beneficially owns (including shares underlying options and warrants beneficially owned by him) 2,248,031 shares of common stock, which is approximately 31.5% of our common stock as of October 11, 2007.

On August 14, 2007, we received a letter from counsel representing two of our former executive officers alleging that the registration statement on Form F-3 filed by us with the SEC on August 3, 2007 misstated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their prior employment with us. We have responded that we believe that these options expired unexercised pursuant to our stock option plan and we intend to vigorously defend this position.

Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is an employee of Aquavita International. Free Bulkers and Safbulk use Aquavita International from time to time as one of the shipping brokers for our fleet. Aquavita International received commissions of approximately $30,000 and $0 during the six months ended June 30, 2007 and 2006, respectively, for such services.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 16,908,905 shares of common stock outstanding or 18,408,905 shares if the underwriters’ over-allotment option is exercised in full. The 10,000,000 shares sold in this offering, or 11,500,000 shares if the underwriters’ over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares purchased by one of our “affiliates,” which will be subject to the resale limitations of Rule 144 under the Securities Act.

After the consummation of this offering, our existing shareholders will continue to own 4,507,500 shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as “restricted securities” for purposes of Rule 144. The restricted securities held by certain of these existing shareholders, our officers, directors and certain other parties will be subject to the underwriters’ 180-day lock-up agreement. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Securities currently registered under our existing Form F-1 resale registration statement may continue to be registered and sold thereunder by some of our shareholders but may not be sold by certain of our shareholders during the 180-day lock-up period with respect to those shareholders that have executed lock-up agreements.

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the applicable class of stock, or (ii) an amount equal to the average weekly reported volume of trading in shares of the applicable class of stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Our directors and officers and certain of our existing affiliated shareholders, which own 4,123,479 shares during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, may not offer, sell, contract to sell or otherwise dispose of any of our securities which are substantially similar to our common stock or which are convertible or exchangeable into securities which are substantially similar to our common stock, without the prior written consent of Credit Suisse Securities (USA) LLC.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date	Number of Shares
of this Prospectus	Eligible for Sale	Comment

Date of prospectus	384,021	Shares not locked up and eligible for sale freely or under Rule 144
180 days	2,722,197	Lock-up released

Prior to this offering, there has been a limited public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option plan or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

We have summarized below the material features of our capital stock. This summary is not a complete discussion of our organizational documents and other instruments that create the rights of our shareholders. We urge you to carefully read those documents and instruments. Please see “Where You Can Find Additional Information” for information on how to obtain copies of those documents and instruments.

FreeSeas’ authorized capital stock consists of 40,000,000 shares of common stock, par value, $.001 per share, of which 6,908,905 shares are issued and outstanding as of October 11, 2007, and 5,000,000 shares of blank check preferred stock, par value, $.001 per share, none of which are outstanding. All of FreeSeas’ shares of stock must be in registered form.

Common Stock

As of October 11, 2007, 6,908,905 shares of common stock were outstanding out of 40,000,000 shares authorized to be issued, which is 596,805 more shares outstanding than on January 1, 2007. As of October 11, 2007, 4,613,695 shares of common stock were reserved for issuance upon the exercise of various outstanding options and warrants. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to shares of preferred stock that may be issued in the future, holders of shares of common stock are entitled to receive dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock that FreeSeas may issue in the future.

Preferred Stock

As of the date of this prospectus, we are authorized to issue up to 5,000,000 shares of “blank check” preferred stock. Our board of directors can determine the rights, designations and preferences of the preferred stock, and authorize the issuance of shares of preferred stock without any further vote or action by our shareholders.

Other Securities

Class A Warrants

We have issued to our initial shareholders warrants to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $5.00 per share. The exercise price of the Class A warrants will be adjusted upon the occurrence of certain corporate events such as stock dividends or splits. The warrants will expire on July 29, 2011 and are not callable or redeemable.

Class B Warrants

We have issued to FS Holdings Limited, one of our principal shareholders, 700,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant is exercisable to purchase one share of our common stock. The warrants were issued in connection with a $14.0 million loan provided to us by FS Holdings Limited, as of June 30, 2007, at a rate of 50,000 shares for each $1.0 million drawn under the loan. As of the date of this prospectus, all of the $14.0 million available had been drawn.

The warrants will expire on May 8, 2012 as to 275,000 shares and on June 22, 2012 as to 425,000 shares, and are not callable or redeemable. The warrants may be exercised on a net issue exercise basis in lieu of cash. The warrants provide for pro rata adjustment upon the occurrence of certain corporate events such as stock dividends or splits and provide for weighted average anti-dilution protection if we issue additional common stock, options or warrants, or securities exchangeable into any of them, at a price less than the exercise price per share in effect at the time of issuance of the additional securities. The warrant holder has also been granted demand and piggyback registration rights for the resale of the shares underlying the warrants.

Class W Warrants and Class Z Warrants

Each Class W warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share (except for Class W warrants issued upon the exercise of the underwriter’s purchase option described below, which have an exercise price of $5.50 per share), and expires on July 29, 2009 or upon earlier redemption. Each Class Z warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share (except for Class Z warrants issued upon the exercise of the underwriter’s purchase option described below, which have an exercise price of $5.50 per share), and expires on July 29, 2011 or upon earlier redemption (except for Class Z warrants issued upon the exercise of the underwriter’s purchase option described below, which expire on July 29, 2009 or upon earlier redemption). The exercise price of the Class Z and Class W warrants will be adjusted upon the occurrence of certain corporate events such as stock dividends or splits. We may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $.05 per warrant at any time after the warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption to the holders of record of the warrant, if the last sale price of our common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any 20 trading days within a 30-trading-day period ending three business days before we send the notice of redemption. Any Class W or Class Z warrant either not exercised or tendered back to us by the end of the date specified in the notice of call will be cancelled on the books of the company and will have no further value except for the $.05 call price.

As of October 11, 2007, we have received an aggregate of $2,939,323 of net proceeds from exercises of Class W and Class Z warrants. We issued 618,805 shares of common stock in accordance with the terms of such warrants in connection with such exercises. These exercises occurred following our registration in August 2007 of the shares underlying these warrants.

Underwriter’s Unit Purchase Option

We have assumed Trinity’s obligations under the unit purchase option sold to HCFP/Brenner Securities LLC, or HCFP, the lead underwriter in Trinity’s initial public offering. Under that purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit will consist of two shares of our common stock, five Class W warrants and five Class Z warrants. Each Series B Unit will consist of two shares of our common stock, one Class W warrant and one Class Z warrant. The purchase option expires on July 29, 2009.

Employee Options

Pursuant to our Amended and Restated 2005 Stock Incentive Plan, there are outstanding options to purchase a total of 250,000 shares of our common stock. The options vest at a rate of 1/3 per year. As of June 30, 2007, options to purchase 166,667 shares had vested. The options entitle the holders to purchase shares of our common stock at an exercise price of $5.00 per share until December 16, 2010.

On August 14, 2007, we received a letter from counsel representing two of our former executive officers alleging that the registration statement on Form F-3 filed by us with the SEC on August 3, 2007 misstated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their prior employment with us. We have responded that we believe that these options expired unexercised pursuant to our stock option plan and we intend to vigorously defend this position.

Other Matters

Our Amended and Restated Articles of Incorporation and By-laws

Our purpose, as stated in section 3.B. of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our amended and restated articles of incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholders’ meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, by our chairman or by our president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. The board of directors has the authority to fix the amounts that shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us. Our by-laws provide, generally, that the vote to authorize a transaction by a director who has a financial interest in such transaction, or is an officer or director of the opposite party to the transaction, will be counted if, the material facts of the relationship or interest have been disclosed, and the transaction is approved by the appropriate number of our disinterested directors or by our shareholders.

Anti-Takeover Provisions of Amended and Restated Articles of Incorporation and By-Laws

Several provisions of our amended and restated articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire FreeSeas. These anti-takeover provisions, however, could also discourage, delay or prevent (1) the merger or acquisition of FreeSeas by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers. These provisions are summarized below.

Blank Check Preferred Stock

Our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of FreeSeas or the removal of our management.

Classified Board of Directors

Our directors serve staggered, three-year terms. Approximately one-third of our directors are elected each year. The classification of the directors could discourage a third party from making a tender offer for our stock or attempting to obtain control of FreeSeas. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Supermajority Director Voting Requirement to Change Number of Directors

Our board of directors may only change the size of the board by a vote of not less than 66 2/3% of the directors then in office. This provision makes it more difficult to increase the number of directors in an attempt to gain a majority of directors through the addition of more directors.

Election and Removal of Directors

Cumulative voting in the election of directors is not permitted. Our amended and restated by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation provide that directors may be removed only for cause and only upon the affirmative vote of either the holders of at least 66 2/3% of our issued and outstanding voting stock or by our board of directors. They also require advance written notice of any proposals by shareholders to remove a director. These provisions may discourage, delay or prevent the removal of incumbent directors and/or officers.

Limited Actions by Shareholders

The BCA provides that any action required or permitted to be taken by our shareholders must be done at an annual meeting or special meeting of shareholders or by the unanimous written consent of the shareholders. Our by-laws provide that only our board of directors, the chairman or the president may call special meetings of shareholders. The BCA provides that the business that can be transacted at a special meeting of shareholders must be related to the purpose or purposes stated in the notice of the meeting.

Other Supermajority Voting Requirements

Our shareholders can make, alter, amend or repeal our by-laws only upon the affirmative vote of 66 2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. The provisions of our amended and restated articles of incorporation with respect to directors and our by-laws can only be amended by the affirmative vote of 66 2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. Such supermajority voting requirements make these provisions more difficult to change and thus may discourage, delay or prevent the removal of incumbent directors and/or officers.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated by-laws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholders’ Meetings
• Held at a time and place as designated in the by- laws • May be held within or outside the Marshall Islands • Notice:
•   May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

•   May be held within or outside Delaware

•   Notice:

   •   Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

   •   Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the date of the meeting

Shareholders’ Voting Rights
•   Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

• Any person authorized to vote may authorize another person to act for him by proxy

• Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting. Once a quorum is present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders

•  The articles of incorporation may provide for cumulative voting in the election of directors

• Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting

• Any sale, lease, exchange or other disposition of all
• Stockholders may act by written consent to elect directors

• Any person authorized to vote may authorize another person or persons to act for him by proxy

• For non-stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum

• For stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum

• The certificate of incorporation may provide for cumulative voting

• Any two or more corporations existing under the

Marshall Islands	Delaware

or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting

•   Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation

• Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting

•   Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote

• Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting

• Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides

Directors
•   Board must consist of at least one member

•   Number of members can be changed by an amendment to the by-laws, by the shareholders, or by action of the board

•   If the board is authorized to change the number of directors, it can only do so by majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director

•   Removal

    •   Any or all of the directors may be removed for cause by vote of the shareholders

    •   If the articles of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders

•   Board must consist of at least one member

•   Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors

•   If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate

•   Removal

    •   Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides

    •   In the case of a classified board, stockholders may effect removal of any or all directors only for cause

Dissenter’s Rights of Appraisal

• Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	• With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
• A holder of any adversely affected shares who

Marshall Islands	Delaware

does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
   •   Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

   •   Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholder’s Derivative Actions
•   An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•   Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

•   Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic

•   Reasonable expenses including attorney’s fees may be awarded if the action is successful

•   Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

•   In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or such stockholder’s stock must have thereafter devolved upon such stockholder by operation of law

•   Other requirements regarding derivative suits have been created by judicial decision, including that a stockholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile)

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders provided such stockholders are not residents of the Marshall Islands.

United States Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership and disposition of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to Euroseas and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) who comply with certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

It is not clear whether we will be entitled to the benefits of Section 883 for 2006 and 2007. We do not anticipate, however, that a material amount of United States federal tax would be owed in the event that we do not qualify for the benefits of Section 883 for such years.

For 2008 and subsequent years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Capital Market.

Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on one or more established securities markets which we refer to as the listing threshold. Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Capital Market and, accordingly, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such class of stock, which we refer to as the “5% Override Rule.” The 5% Override Rule shall not apply to us, however, if we can establish that our qualified shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of such class of stock for more than half of the number of days during the taxable year, which we refer to as the “5% Override Rule Exception.” Establishing such ownership by qualified shareholders will depend upon the status of our direct and indirect individual shareholders as residents of qualifying jurisdictions and whether they own shares through bearer share arrangements and will require compliance with ownership certification procedures by individual shareholders that are residents of qualifying jurisdictions and by each intermediary or other person in the chain of ownership between us and such individuals.

For purposes of being able to determine the persons who own, actually or constructively, 5% or more of a class our stock, or “5% Shareholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission to identify persons who have a 5% or more beneficial interest in a class of our stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

There can be no assurance regarding whether we will be subject to the 5% Override Rule for any year or whether in circumstances where it would otherwise apply we will be able to qualify for the 5% Override Rule Exception. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Capital Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been introduced that, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any distributions treated as dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock paid by us. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.- source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, provided that our common shares are listed on the NASDAQ Capital Market and are treated as “regularly traded” on such market for the year in which the election is made, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is listed on the NASDAQ Capital Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC(1)
Cantor Fitzgerald & Co.(2)
Oppenheimer & Co. Inc.(3)
DVB Capital Markets LLC(4)
Total	10,000,000

(1)	Eleven Madison Avenue, New York, New York 10010

(2)	110 East 59th Street, New York, New York 10022

(3)	125 Broad Street, New York, New York 10004

(4)	609 Fifth Avenue, New York, New York 10017

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, then the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus. The underwriters may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us . . . . . .	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is currently quoted on the NASDAQ Capital Market under the symbol “FREE” and our Class W and Class Z warrants are currently quoted on the NASDAQ Capital Market under the symbols “FREEW” and “FREEZ,” respectively. We have applied to list our common stock, Class W warrants and Class Z warrants on the NASDAQ Global Market under the symbols “FREE,” “FREEW” and “FREEZ,” respectively.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

The common stock is being offered for sale in those jurisdictions in the United States and Europe.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters also severally represents, warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing shares of our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase shares of our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “— Resale Restrictions,” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our common stock, for rescission against us in the event that this prospectus contains a misrepresentation, without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for shares of our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for shares of our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The legality of the shares of FreeSeas being offered hereby is being passed upon for FreeSeas by Reeder Simpson, P.C., special Marshall Islands counsel for FreeSeas. Broad and Cassel, Miami, Florida, a general partnership including professional associations, is acting as counsel to FreeSeas in connection with United

States securities laws. The underwriters have been represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The financial statements as of December 31 2006 and 2005 and for each of the two years in the period ended December 31, 2006 and for the period from April 23, 2004 to December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The sections in this prospectus entitled “Prospectus Summary” and “The International Drybulk Industry,” have been reviewed by Maritime Strategies International Ltd., or MSI, which has confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus, as indicated in the consent of MSI filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions.

We also file annual and others reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Quotations for the prices of our common stock and warrants currently appear on the NASDAQ Capital Market. Reports and other information about us can be inspected at the offices of the Financial Industry Regulatory Authority, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

As a “foreign private issuer,” we will be exempt from the rules under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under NASDAQ rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual survey.  The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Available days.  The number of ownership days less the aggregate number of days that a vessel is off-hire due to major repairs, dry-dockings or special and/or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels are actually able to generate revenues.

Ballast.  A substance, usually water, used to improve the stability and control the draft of a ship.

Bareboat charter.  A charter of a vessel under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers.  Heavy fuel oil and diesel oil used to power a vessel’s engines, generators and boilers.

Calendar days.  The total number of days in a period during which each vessel in a fleet was in the owner’s possession, including off-hire days associated with major repairs, dry-dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. (Also referred to as “owned” days.)

Capesize.  A drybulk carrier with a cargo-carrying capacity exceeding 80,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter.  The hire of a vessel for a specified period of time or to carry cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charter rate.  The amount of money agreed between the charterer and the shipowner accrued on a daily or monthly basis that is used to calculate the vessel’s hire.

Charterer.  The party that hires a vessel pursuant to a Charter.

Classification society.  An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel’s registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class” as of the date of issuance.

Clubs.  Clubs are formed by ship-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Deadweight ton or “dwt.”  A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Demurrage.  The delaying of a ship caused by a voyage charterer’s failure to take on or discharge its cargo before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such a delay.

Drybulk.  Non-liquid cargoes of commodities shipped in an unpackaged state, such as coal, iron ore and grain, etc. that is loaded in bulk and not in bags, packages or containers.

Drybulk carriers.  Vessels designed and built to carry large volume bulk cargo.

Dry-docking.  The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings are generally required once every 30 to 60 months, one of which must be a Special Survey.

Fleet utilization.  Calculated by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

Freight.  Hire paid under a voyage charter. Such payments are usually made on a lump-sum basis upon loading or discharging the cargo and are the product of the number of cargo tons loaded or discharged times the cost per ton stated in the charterparty to transport the cargo between these specific ports.

Gross ton.  A unit of volume measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters used in arriving at calculation of gross tonnage.

Handymax.  Handymax vessels are drybulk vessels that have a cargo carrying capacity of approximately 40,000 to 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are usually built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize.  Handysize vessels have a cargo carrying capacity of approximately 10,000 to 39,999 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hire.  Money paid to the shipowner by a charterer for the use of a vessel under charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter, such payments are usually made monthly and are calculated on a 360 or 365 calendar year basis. Hire paid under a voyage charter is also known as “freight.”

Hull.  Shell or body of a ship.

IMO.  International Maritime Organization, a United Nations agency that issues international standards for seaborne transportation.

Intermediate survey.  The inspection of a vessel by a classification society surveyor that takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code.  The International Management Code for the Safe Operations and for Pollution Prevention, as adopted by the International Maritime Organization.

Lightweight ton or “lwt.”  The actual weight of a vessel without cargo, fuel or stores. A vessel’s lightweight is the physical weight of the vessel and represents the amount of steel recoverable in the vessel. The value of a vessel to a breaker is determined by multiplying the vessel’s lightweight by the price of scrap steel.

Metric ton.  A unit of weight equal to 1,000 kilograms.

Newbuilding.  A new vessel under construction or just completed.

Off-hire.  The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

OPA.  The United States of America Oil Pollution Act of 1990 (as amended).

Operating days.  Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Orderbook.  The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Ownership days.  The total number of calendar days in a period during which each vessel in a fleet was owned by its owner. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

Panamax.  Panamax vessels have a cargo carrying capacity of approximately 60,000 to 79,999 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Period charter.  A period charter is an industry term referring to both time and bareboat charters that last for more than a single voyage.

Pools.  Pooling arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel’s corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages and time charters with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Protection and indemnity (or P&I) insurance.  Insurance obtained through mutual associations (called “Clubs”). Clubs are formed by shipowners to provide liability indemnification protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping.  The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single-hull.  A hull construction design in which a vessel has only one hull.

SOLAS.  The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey.  An extensive inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society. Special surveys require a vessel to be dry-docked.

Spot charter.  A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.

Spot market.  The market for immediate chartering of a vessel, usually for single voyages.

TCE.  Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in dollars per day and is generally calculated by subtracting voyage expenses including bunkers and port charges, from voyage revenues and dividing the net amount (time charter equivalent revenues) by the operating days, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific period.

Time charter.  A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuation in time charter rates are influenced by changes in spot charter rates.

Ton.  See “Metric ton.”

Time charter trip.  A time charter trip is a short-term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel. The difference between a time charter trip and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and shipowner, as described under “Time charter” and “Voyage charter.”

Vessel operating expenses.  The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel costs, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.” For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage charter.  A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge ports. In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

Voyage days.  The total number of available days less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances other than off-hire days associated with major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

Voyage expenses.  Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Number

Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of June 30, 2007 (unaudited) and December 31, 2006	F-2
Unaudited Condensed Consolidated Statements of Operations for the Three Months and Six Months Ended June 30, 2007 and 2006	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 and 2006	F-4
Notes to Condensed Consolidated Financial Statements	F-5
Year End Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-15
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-16
Consolidated Statements of Income for the Years Ended December 31, 2006 and 2005 and for the period between April 23, 2004 (date of inception) to December 31, 2004	F-17
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006 and 2005 and for the period between April 23, 2004 (date of inception) to December 31, 2004	F-18
Consolidated Statements of Changes in Stockholders’ Equity for the period between April 23, 2004 (date of inception) to December 31, 2004 and the Years Ended December 31, 2005 and 2006	F-19
Notes to Consolidated Financial Statements	F-20

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

	June 30,	December 31,

	2007	2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,672	$372
Trade receivables, net	425	278
Insurance claims	207	485
Due from related party	513	40
Inventories	165	242
Prepayments and other	124	—

Total current assets	9,106	1,417

Advances for acquisition of vessels	11,400	—
Fixed assets, net	10,268	19,369
Deferred charges, net	2,030	2,300

Total Assets	$32,804	$23,086

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,598	$2,003
Accrued liabilities	866	1,515
Unearned revenue	244	179
Shareholders’ loans, current portion	1,864	1,218
Bank overdraft	—	2,000
Long-term debt, current portion	2,000	3,345

Total current liabilities	6,572	10,260

Shareholders’ loans, net of current portion	12,193	1,334
Long-term debt, net of current portion	2,500	4,485

Total long-term liabilities	14,693	5,819

SHAREHOLDERS’ EQUITY
Preferred shares (5,000,000 shares authorized with par value $0.001, none issued and outstanding at June 30, 2007 and December 31, 2006)	—	—
Common shares (40,000,000 shares authorized with par value $0.001, 6,290,100 issued and outstanding at June 30, 2007 and December 31, 2006)	6	6
Additional paid-in capital	11,612	9,703
Retained (deficit)	(79)	(2,702)
Total shareholders’ equity	11,539	7,007

Total liabilities and shareholders’ equity	$32,804	$23,086

The accompanying notes are an integral part of these condensed consolidated financial statements.

FREESEAS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES	$3,562	$2,986	$7,830	$5,430
OPERATING EXPENSES:
Vessel operating expenses	(899)	(1,033)	(2,313)	(2,065)
Voyage expenses	(37)	(49)	(39)	(686)
Depreciation expense	(655)	(1,081)	(1,467)	(2,221)
Amortization of deferred charges	(123)	(112)	(318)	(222)
Management fees to a related party	(225)	(135)	(360)	(270)
Commissions	(225)	(185)	(482)	(349)
Stock-based compensation expense	(25)	(216)	(50)	(379)
General and administrative expenses	(640)	(390)	(982)	(822)
Gain on sale of vessel	1,369	—	1,369	—

Income (loss) from operations	$2,102	$(215)	$3,188	$(1,584)

OTHER INCOME (EXPENSE):
Finance costs	$(414)	$(265)	$(633)	$(511)
Interest income	39	2	39	13
Other	(17)	(125)	29	(176)

Other (expense)	$(392)	$(388)	$(565)	$(674)

Net income (loss)	$1,710	$(603)	$2,623	$(2,258)

Basic earnings (loss) per share	$0.27	$(0.10)	$0.42	$(0.36)

Diluted earnings (loss) per share	$0.25	$(0.10)	$0.41	$(0.36)

Basic weighted average number of shares	6,290,100	6,290,100	6,290,100	6,290,100
Diluted weighted average number of shares	6,921,050	6,290,100	6,476,315	6,290,100

The accompanying notes are an integral part of these condensed consolidated financial statements.

FREESEAS INC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

	Six months ended	Six months ended
	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)

Cash Flows from Operating Activities:
Net income (loss)	$2,623	$(2,258)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,467	2,221
Amortization of deferred charges	397	258
Amortization of debt discount	114	40
Deferred charges	—	(481)
Stock-based compensation expense	50	379
(Gain) on sale of vessel	(1,369)	—
Changes in:
Trade receivables	(147)	(387)
Inventories	77	(30)
Due from related party	(473)	(89)
Insurance claims	278	313
Accounts payable	(405)	790
Unearned revenue	65	79
Accrued liabilities	(649)	(597)
Other liabilities	—	(154)
Prepayments and other	(124)	(375)

Net Cash from (Used in) Operating Activities	$1,904	$(291)

Cash Flows from Investing Activities:
Advances for vessels acquisitions	(11,400)	—
Cash from sale of vessel, net	10,606	—

Net Cash Used in Investing Activities	$(794)	$—

Cash Flows from Financing Activities:
Net movement in bank overdraft	(2,000)	2,000
Proceeds from long-term debt	2,470	—
Payments of long-term debt	(5,800)	(4,170)
Payments of shareholders loans	(750)	(250)
Proceeds from shareholder loan	14,000	—
Deferred financing cost	(1,730)	—

Net Cash from (Used in) Financing Activities	$6,190	$(2,420)

Net increase (decrease) in cash in hand and at bank	$7,300	$(2,711)
Cash and cash equivalents, beginning of period	372	3,285

Cash and cash equivalents, end of period	$7,672	$574

Supplemental Cash Flow Information:
Cash paid for interest	$229	$430
Non-cash shareholder contributions	$44	$11

The accompanying notes are an integral part of these condensed consolidated financial statements.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

1.	Interim Financial Statements

The unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. required to be consolidated in accordance with U.S. generally accepted accounting principles. The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s 2006 Annual Report on Form 20-F and should be read in conjunction with the consolidated financial statements and notes thereto.

The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2007 and 2006 included herein have been prepared in accordance with Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain only normal reoccurring adjustments necessary to present fairly the Company’s financial position as of June 30, 2007, and the results of its operations for the three and six months ended June 30, 2007 and 2006, and the results of its cash flows for the six months ended June 30, 2007 and 2006.

2.	Organization

FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship-owning companies Adventure Two S.A., Adventure Three S.A., Adventure Four S.A., Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A. and Adventure Eight S.A. Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”

During the six month period ended June 30, 2007, the Group owned and operated three Handysize drybulk carriers, one of which was sold on April 27, 2007. Free Bulkers S.A., a Marshall Islands company (“Free Bulkers”), which manages the vessels, is a company owned by the chief executive officer of FreeSeas. The management company is excluded from the Group.

FreeSeas consists of the companies listed below:

FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
Adventure Five S.A.
Adventure Six S.A.
Adventure Seven S.A.
Adventure Eight S.A.

The two drybulk carriers that were owned at June 30, 2007, the M/V Free Destiny and the M/V Free Envoy, owned respectively by Adventure Two S.A. and Adventure Three S.A. were purchased by these vessel-owning subsidiaries on August 3, 2004 and September 20, 2004, respectively, from unrelated third parties. Adventure Four S.A., owner of the M/V Free Fighter, sold that vessel on April 27, 2007.

The Company organized each of Adventure Five, S.A., Adventure Six, S.A., Adventure Seven, S.A. and Adventure Eight, S.A. for the purpose of purchasing additional vessels. Adventure Six, S.A. and Adventure Seven, S.A. purchased the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively. Adventure Five, S.A. has entered into a memorandum of agreement to purchase the M/V Free Goddess, which the Company expects will be delivered in October 2007. Adventure Seven, S.A. is available for the purchase of an additional vessel in the future. See Note 16 — Subsequent Events.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

3.	New Accounting Policy

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company’s tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations as a result of implementing FIN 48.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our future consolidated financial statements.

4.	Fixed Assets, Net

		Accumulated	Net book
	Vessel Cost	depreciation	value

December 31, 2006	$28,273	$(8,904)	$19,369
Depreciation	—	(1,467)	(1,467)
Disposal of vessel	(11,213)	3,579	(7,634)

June 30, 2007	$17,060	$(6,792)	$10,268

The estimated useful life of the M/V Free Fighter was changed to 30 years from 27 years. The change took effect during the three months ended March 31, 2007. As a result of this change, depreciation expense for the M/V Free Fighter for the three and six months ended June 30, 2007 was reduced by approximately $292 and $382, respectively. In addition, net income was increased by the same amount. Basic earnings per share in the three and six month period ended June 30, 2007 was also increased by $0.05 and $0.06, respectively, as a result. The M/V Free Fighter was sold on April 27, 2007 and the relative cost and accumulated depreciation were reversed.

5.	Advances for Acquisition of Vessels

As of June 30, 2007, advances were made for the acquisition of four vessels in the amount of $11,400, $4,250 of which was refunded to the Company after the cancellation of the purchase of two vessels on July 27, 2007, as explained below in Note 16 — Subsequent Events.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

6.	Deferred Charges, Net

	Dry-docking costs	Special survey costs	Financing costs	Total

December 31, 2006	$730	$1,453	$117	$2,300
Additions	—	—	1,730	1,730
Written-off	(323)	(1,234)	(46)	(1,603)
Amortization	(168)	(150)	(79)	(397)

June 30, 2007	$239	$69	$1,722	$2,030

The amortization of vessels’ dry-docking, special surveys and financing costs was $185 and $131 and $397 and $258 for the three and six months ended June 30, 2007 and 2006, respectively. During both the three and six month period ending June 30, 2007 the deferred financing fees incurred in connection with the new credit facilities for new vessel acquisitions, described below in Note 16 — Subsequent Events, were $1,730. The unamortized balance of deferred charges for the M/V Free Fighter was written off in connection with the sale of that vessel and was included in the gain from this transaction.

7.	Accrued Liabilities

Accrued liabilities comprise the following amounts:

	June 30,	December 31,
	2007	2006

Accrued wages	$198	$28
Accrued interest	124	42
Accrued insurance and related liabilities	227	226
Accrued dry-docking and special survey costs	—	865
Accrued financial advisory costs	243	155
Other accrued liabilities	74	199

Total	$866	$1,515

8.	Long-Term Debt

In January 2007, the Company drew down Advance B of $2,470 of the loan with First Business Bank to repay the overdraft facility of $2,000 granted to Adventure Four S.A by Hollandsche Bank — Unie N.V. The remaining balance of $470 was used to finance the special survey and dry-docking costs of the M/V Free Fighter. On April 27, 2007, Adventure Four S.A. sold the M/V Free Fighter for gross proceeds of $11,075 and net proceeds of $10,606 after deducting selling costs, which the Company partly used to repay the outstanding loan with First Business Bank of $4,485.

In addition to the repayment of the loan from First Business Bank, during the six months ended June 30, 2007 the Company repaid a total of $1,315 of its long-term debt.

9.	Shareholders’ Loans

On May 7, 2007, the Company entered into a promissory note in the principal amount of $14,000 in connection with an unsecured loan from one of the Company’s principal shareholders, in order to partly finance the purchase of four identified secondhand bulk carriers (see Note 2 above and Note 16 — Subsequent Events below). This unsecured shareholder loan accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000 in an offering of the Company’s common stock or other equity securities or securities convertible

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

into or exchangeable for the Company’s equity securities, or (iii) the date of acceleration due to a default of the amounts due under the note. Pursuant to the terms of the loan, the Company agreed to issue to the note holder 50,000 warrants for every $1,000 drawn down under the loan. The warrants expire five years from the date of issuance and have an exercise price of $5.00 per share. On May 8, 2007, the Company drew down $5,500 from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement entered into on May 1, 2007 for the acquisition of four vessels. On June 22, 2007, the Company drew down the remaining $8,500 from the shareholder loan in anticipation of taking delivery of the first of the four vessels under the memoranda of agreement entered into on May 1, 2007. See Note 16 — Subsequent Events. As of June 30, 2007, the Company has issued to the shareholder 700,000 warrants as described above in connection with such draw downs.

The warrants described above qualify for equity classification and are recorded in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” Accordingly, the proceeds from draw downs and corresponding warrant issuances are allocated to the debt and the warrants based on their relative fair values as of the date of draw down as determined by an independent valuator. The $1,865 valued portion of the proceeds allocated to the warrants is accounted for as additional paid-in capital. The corresponding discount on the debt is amortized over the life of the note, using the effective interest rate method, and accounted for as interest expense. For both the three and six months ended June 30, 2007, the amortization of the debt discount amounted to $58. The warrants contain a provision whereby shares of the Company’s common stock can be delivered in payment of the exercise price instead of cash.

10.	Related Party Transactions

All the active vessels listed in Note 2 receive management services from Free Bulkers, pursuant to a ship management agreement between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly management fee of $15 based on a thirty day month commencing on the date the related memorandum of agreement is signed. FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the commercial management of the fleet.

The total management fee for the three and six months ended June 30, 2007 and 2006 amounted to $225 and $135 and $360 and $270, respectively. The related expenses are separately reflected in the accompanying condensed consolidated statements of operations. According to the relative management agreements, beginning on May 1, 2007, Free Bulkers charged $15 monthly representing management fees for the four new subsidiary companies which are described in Note 2.

The balance due from related parties was $513 and $40 at June 30, 2007 and December 31, 2006, respectively.

On February 5, 2007, the Company entered into an agreement with Free Bulkers pursuant to which the Company uses certain office space. The annual expense under such agreement is $63 (based on an exchange rate of $1.37 to €1.00) for the first eleven months. Thereafter the rent is adjusted on an annual basis.

In September 2007, the Company entered into an additional agreement with Free Bulkers pursuant to which Free Bulkers will provide to the Company services related to its accounting and financial reporting obligations, including the Company’s internal controls assessment and reporting obligations. Free Bulkers’ fee for the foregoing services is $300 per year payable quarterly. This agreement is for an initial term of 12 months.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, the Company’s chief executive officer (“CEO”) and president, is an employee of Aquavita International. Free Bulkers and Safbulk use Aquavita International from time to time as one of the shipping brokers for the Company’s fleet. Aquavita International received commissions of approximately $0 and $0 and $30 and $0 for the three and six month periods ended June 30, 2007 and 2006, respectively.

11.	Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	(unaudited)

Numerator
Net income (loss)	$1,710	$(603)	$2,623	$(2,258)
Basic earnings per share:
Weighted average common shares outstanding	6,290,100	6,290,100	6,290,100	6,290,100
Diluted earnings per share:
Weighted average common shares outstanding	6,290,100	6,290,100	6,290,100	6,290,100
Dilutive potential common shares
Options	47,372	—	9,029	—
Warrants	583,578	—	177,186	—
Dilutive effect	630,950	—	186,215	—
Weighted average common shares diluted	6,921,050	—	6,476,315	—
Basic earnings/(loss) per common share	$0.27	$(0.10)	$0.42	$(0.36)
Diluted earnings/(loss) per common share	$0.25	$(0.10)	$0.41	$(0.36)

The 12,500 Series A Units and 65,000 Series B Units, issuable upon exercise of the purchase option granted to HCFP Brenner Securities LLC, the lead underwriter for the initial public offering of the common stock of the Company’s predecessor (“HCFP”), for shares and warrants, were excluded from computing the diluted earnings per share of the Company for the three and six months ended June 30, 2006 because their effect was anti-dilutive as there was a net loss. The impact of these instruments was anti-dilutive for the three and six months ended June 30, 2007 as well because the share price was lower than the exercise price of the warrants.

The outstanding options granted to the Company’s executive officers (see Note  13) as well as the Company’s Class A warrants, Class B warrants and publicly traded warrants were dilutive for the three and six months ended June 30, 2007 because the average market price of the Company’s common stock was greater than the exercise price of the options and warrants.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

12.	Commitments and Contingencies

Agreement with financial advisor

FreeSeas entered into an agreement with the financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the merger (the “Transaction”) with Trinity Partners Acquisition Company Inc. (December 15, 2005) and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability at its present value. In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor will provide certain financial and consulting services and advice for which the Company will pay up to $400, payable in amounts equal to 5% of each $1,000 received by the Company from the exercise of the Company’s warrants. The amounts outstanding at June 30, 2007 and December 31, 2006 are $58 and $154, respectively. The amounts are included in accrued liabilities in the accompanying condensed consolidated balance sheets.

Office space

On February 5, 2007, the Company entered into an agreement with a related party pursuant to which the Company uses office space. The annual expense under such agreement is $63 (based on an exchange rate of $1.37 to €1.00), for the first eleven months. The rent amount is adjustable annually thereafter based on the Greek consumer price index.

13.	Stock-Based Compensation

FreeSeas’ Amended and Restated 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005, and it was amended and restated on May 24, 2006. An aggregate of 1,500,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which were subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vesting on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.

Prior to January 1, 2006 the Company accounted for the Plan under SFAS No. 123, “Accounting for Stock-Based Compensation” and under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation.”

As of January 1, 2006, the Company is recognizing stock-based compensation expense in accordance with SFAS No. 123(R).

Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities are the executive officers of FreeSeas. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share. These warrants were exercisable immediately upon the closing of the Transaction on December 15, 2005.

These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

immediately upon issuance, these were considered to have been fully vested on the date of grant and expensed.

				Exercise	Options	Warrants		Exercise
	Options	Warrants	Total	price	exercisable	exercisable	Total	price

December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	700,000	$5.00
Options forfeited	500,000	—	500,000		333,333	—	333,333
June 30, 2007	250,000	200,000	450,000	$5.00	166,667	200,000	366,667	$5.00
(Unaudited)

Stock options granted to the Company’s executive officers have been adjusted for the exit of two officers. Options that were vested but not exercised by April 5, 2007 were forfeited and amount to 333,000, or two-thirds of the exercisable options at June 30, 2007. Options that were not vested were forfeited as of April 5, 2007 and amount to 166,000, or two-thirds of the options that were expected to vest at December 16, 2007.

As of June 30, 2007, the remaining contractual life of the options is 3.5 years and the total compensation costs related to non-vested awards not yet recognized is $46 and will be expensed in the second half of 2007. The Company did not grant any stock options during 2006 or in the first six months of 2007.

For the three and six month periods ended June 30, 2007 and 2006, total stock-based compensation expense was $25 and $216 and $50 and $379, respectively.

14.	Shareholders’ Equity

In January 2007, an entity controlled by the CEO, purchased an aggregate of 2,812,500 shares of the Company’s common stock and pre-existing promissory notes issued by the Company to the two other principal shareholders with an aggregate amount outstanding of $1,309. The entity controlled by the CEO simultaneously sold and transferred 70,600 shares to family members and 2,108,782 shares to FS Holdings Limited, a company controlled by members of the Restis family. Also, the entity controlled by the CEO sold 305,921 shares to an institutional investor. As a result of the transactions, the CEO now beneficially owns 2,248,031 shares of common stock. Immediately following the closing of these transactions, the Company’s Board of Directors appointed Mr. Varouxakis Chairman of the Board and President and elected three new independent directors. There was no impact to the total shares outstanding as a result of this transaction.

The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of June 30, 2007 and 2006, respectively.

15.	Taxes

Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed consolidated statements of operations.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source gross transportation income is subject to certain income taxes (section 887), with exemption from such tax allowed under certain conditions (section 883). The Company believes that it qualifies for said tax exemption and therefore, no tax obligation is recorded.

16.	Subsequent Events

On May 1, 2007, the Company entered into memoranda of agreement pursuant to which the Company agreed to purchase four secondhand drybulk carriers from non-affiliated parties for a total purchase price of $114,000. In accordance with the memoranda of agreement, the Company made deposits totaling $11,400 to the respective sellers of these vessels. The Company obtained the funds for the above deposits from a $5,500 draw

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

down on the $14,000 unsecured shareholder loan described in Note 9 and $5,900 from the Company’s cash on hand, primarily from the proceeds of the sale of the M/V Free Fighter in April 2007. The acquisition of two of these vessels was subsequently cancelled on July 27, 2007 and the related deposits totaling $4,250 were refunded to the Company. The M/V Free Hero and M/V Free Jupiter were purchased on July 3, 2007 and September 5, 2007, respectively, at purchase prices of $25,250 and $47,000, respectively, as per the terms of their respective agreements. The Company has identified a new vessel, the M/V Free Goddess, of similar tonnage and return characteristics as the cancelled vessels and on August 20, 2007 entered into a memorandum of agreement with the seller, an unrelated party, pursuant to which the Company will purchase this vessel for the purchase price of $25,200, with expected delivery during October 2007. On August 25, 2007, the Company provided the seller with a deposit of $2,520 in connection with the execution of the memorandum of agreement for the M/V Free Goddess.

The Company financed $65,025 of the remaining purchase price of the M/V Free Hero and the M/V Free Jupiter, and anticipates financing the $22,680 of the remaining purchase price of the M/V Free Goddess, by utilizing cash on hand from operations and the following credit facilities available to the Company: (i) $68,000 senior secured loan from HSH Nordbank AG; (ii) $21,500 junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8,500 of the $14,000 unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed in Note 9 above); and (iv) an overdraft credit facility of $4,000 available from Hollandsche Bank — Unie N.V.

Upon delivery of the M/V Free Hero on July 3, 2007 and the M/V Free Jupiter on September 5, 2007, respectively, the Company paid the $65,025 remaining balance of their purchase prices, net of the deposits provided, drawing $55,600 from the above described senior and junior financing sources, the remaining $8,500 of the $14,000 unsecured shareholder loan and $900 from cash on hand from operations. For the purchase of the M/V Free Goddess, the Company intends to utilize at least $20,787 from the remainder of its existing credit facilities as described above plus $1,893 from available cash from operations, leaving $13,113 of availability under the credit facility which can be used in conjunction with new financing and internally generated cash to acquire additional, as yet unidentified, drybulk vessels in the future.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

The following table details the vessels acquired or to be acquired.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment

Free Hero	Handysize	24,318	1995	Marshall Islands	$25,250	July 3, 2007	Two-year time charter through December 2008/February 2009 at $14.5 per day
Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47,000	September 5, 2007	30-day time charter at $43,000 per day followed by an unscheduled dry-docking for repairs; thereafter to be delivered to a new charterer under a three-year time charter through October 2010 at $32 per day for the first year, $28 per day for the second year, and $24 per day for the third year
Free Goddess	Handysize	22,051	1995	Marshall Islands	$25,200	Expected delivery October 2007	Two-month time charter through November 2007 at $13 per day; thereafter a time charter for 22 to 25 months at $19.25 per day

On August 3, 2007, the Company filed a Registration Statement on Form F-3 under the Securities Act of 1933, as amended, (the “Securities Act”) registering the resale of: (a) 3,672,500 shares of common stock issuable upon exercise of Class W warrants (1,828,750) and Class Z warrants (1,843,750), (b) 840,834 shares of common stock currently owned by certain shareholders and 15,000 Class Z warrants currently owned by HCFP and (c) 155,000 shares of common stock and 250,000 Class W and Class Z warrants (including 255,000 shares of FreeSeas common stock issuable upon exercise of such warrants) included in the Series A units and Series B units that may be purchased by HCFP. As of September 26, 2007, a total of 511,805 Class W and Class Z warrants had been exercised resulting in aggregate net proceeds of $2,431 to the Company. The Company issued 511,805 shares of common stock in accordance with the terms of such warrants in connection with such exercises.

On August 7, 2007, the Company filed a Registration Statement on Form F-1 under the Securities Act in connection with a firm underwriting public offering of the Company’s common stock.

On August 14, 2007, the Company received a letter from counsel representing two former executive officers of the Company alleging that the Form F-3 filed on August 3, 2007 misstated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their employment with the Company. The Company has responded that it believes that these options expired unexercised pursuant to the Plan (see Note 13 — Stock-Based Compensation) and intends to vigorously defend its position.

On August 28, 2007, the Company received a binding offer for a senior secured credit facility from Credit Suisse in the aggregate amount of $87,000, consisting of a $48,700 loan to finance or refinance, as appropriate, up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter, and the M/V Free Goddess and a $38,300 facility for the purchase of additional vessels.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

On September 21, 2007, one of the Company’s vessels, the M/V Free Jupiter, ran aground off the coast of the Philippines. Operations to re-float the vessel have been completed and the M/V Free Jupiter will complete its current one-trip time charter and undergo an unscheduled dry-docking for repairs. The Company expects that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles. The vessel will be out of service for a period of weeks following the anticipated completion of its current one-trip time charter while the repairs are completed. At the present time, we are not able to accurately estimate the period the vessel will be out of service or the impact the dry-docking will have on our results of operations.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of FreeSeas Inc.:

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. and its subsidiaries as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2006, and for the period from April 23, 2004 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FreeSeas Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, and for the period from April 23, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.
Athens, Greece
May 17, 2007

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

		December 31,
	Notes	2006	2005

ASSETS
CURRENT ASSETS
Cash in hand and at bank		372	3,285
Trade receivables, net		278	520
Inventories		242	42
Insurance claims		485	762
Due from related party	9	40	677

Total current assets		1,417	5,286

Fixed assets, net	3	19,369	23,848
Deferred charges, net	4	2,300	706

Total Assets		23,086	29,840

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank overdraft		2,000	—
Accounts payable	5	2,003	1,176
Accrued liabilities	6	1,515	1,540
Unearned revenue		179	172
Shareholders’ loans, current portion	8	1,218	950
Due to related parties	9	—	893
Long-term debt, current portion	7	3,345	5,500

Total current liabilities		10,260	10,231

Long-term debt, net of current portion	7	4,485	7,500
Shareholders’ loans, net of current portion	8	1,334	2,250
Other liabilities		—	154

Total long-term liabilities		5,819	9,904

Total Liabilities		16,079	20,135

Commitments and contingencies	11
SHAREHOLDERS’ EQUITY
Preferred shares (5,000,000 authorized with par value $0.001, nil issued and outstanding as at 2006 and 2005)	13	—	—
Common shares (40,000,000 authorized with par value $0.001, 6,290,100 shares issued and outstanding as at 2006 and 2005)		6	6
Additional paid-in capital		9,703	9,242
Retained earnings / (deficit)		(2,702)	622
Deferred stock compensation		—	(165)

Total shareholders’ equity		7,007	9,705

Total Liabilities and Shareholders’ Equity		23,086	29,840

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.
CONSOLIDATED STATEMENTS OF INCOME
(All amounts in tables in thousands of United States dollars, except for share data)

			For the Period from
			Date of Inception
	For the year ended	For the year ended	(April 23, 2004) to
	December 31, 2006	December 31, 2005	December 31, 2004

OPERATING REVENUES	11,727	10,326	2,830
OPERATING EXPENSES:
Vessel operating expenses	(4,483)	(3,596)	(786)
Voyage expenses	(689)	(55)	(16)
Depreciation expense	(4,479)	(3,553)	(872)
Amortization of deferred dry-docking and special survey costs	(442)	(355)	(109)
Management fees to a related party	(540)	(488)	(180)
Commissions	(799)	(553)	(127)
Compensation costs	(651)	(200)	—
General and administrative expenses	(1,925)	(321)	(34)

(Loss) Income from operations	(2, 281)	1,205	706

OTHER INCOME (EXPENSE):
Finance Costs	(1,004)	(1,076)	(240)
Interest income	19	8	4
Other	(58)	15

Other expense	(1,043)	(1,053)	(236)

Net (loss) income	(3,324)	152	470

Basic (loss) earnings per share	$(0.53)	$0.03	$0.10
Diluted (loss) earnings per share	$(0.53)	$0.03	$0.10
Basic weighted average number of shares	6,290,100	4,574,588	4,500,000
Diluted weighted average number of shares	6,290,100	4,600,444	4,500,000

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

			For the Period from
			Date of Inception
	For the year ended	For the year ended	(April 23, 2004) to
	December 31, 2006	December 31, 2005	December 31, 2004

Cash Flows from Operating Activities:
Net (loss) income	(3,324)	152	470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,479	3,553	872
Amortization of deferred charges	514	433	127
Amortization of debt discount	77	153	66
Provision for doubtful receivables	202	—	—
Write off of deferred finance costs	32	50	—
Dry-docking and special survey	(2,069)	(379)	(641)
Compensation costs for stock options granted	651	180	—
Changes in:
Trade receivables	40	(225)	(295)
Inventories	(200)	(1)	(41)
Due from related party	637	(431)	(246)
Insurance Claims	277	(762)	—
Accounts payable	827	761	415
Accrued liabilities	(25)	1,424	116
Unearned revenue	7	(112)	284
Due to related party	(893)	774	119
Other liabilities	(154)	154	—

Net Cash from Operating Activities	1,078	5,724	1,246

Cash Flows from Investing Activities:
Vessel acquisitions	—	(11,213)	(17,060)
Restricted cash	—	400	(400)

Net Cash used in Investing Activities	—	(10,813)	(17,460)

Cash Flows from Financing Activities:
Net movement in bank overdraft	2,000	(37)	37
Proceeds from long-term debt	2,330	10,700	11,000
Loans from shareholders	—	4,216	3,675
Payments of long-term debt	(7,500)	(7,850)	(850)
Payments of loans from shareholders	(750)	(4,416)	(568)
Issuance of common stock, net (note 13)		5,901	5
Shareholders’ contributions	—	105	2,966
Shareholders’ advance	—	(600)	600
Deferred financing costs	(71)	(106)	(190)

Net Cash (used in) provided by Financing Activities	(3,991)	7,913	16,675

Net (decrease) increase in cash in hand and at bank	(2,913)	2,824	461

Cash in hand and at bank, Beginning of Period	3,285	461	—

Cash in hand and at bank, End of Period	372	3,285	461

Supplemental Cash Flow Information:
Cash paid for interest	758	588	77
Non-cash shareholder distributions	25	19	55

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(All amounts in tables in thousands of United States dollars, except for share data)

					Additional
	Preferred	Preferred	Common	Common	Paid-in	Retained	Deferred Stock
	Shares	Shares $	Shares	Shares $	Capital	Earnings	Compensation	Total

Issuance of shares	—	—	4,500,000	5	—	—	—	5
Contributions from shareholders	—	—	—	—	2,966	—	—	2,966
Distributions to shareholders	—	—	—	—	(55)	—	—	(55)
Net income				—	—	470		470
Balance December 31, 2004	—	—	4,500,000	5	2,911	470	—	3,386
Issuance of shares, net (note 13)	—	—	1,790,100	1	5,900	—	—	5,901
Contributions from shareholders	—	—	—	—	105	—	—	105
Distributions to shareholders	—	—	—	—	(19)	—	—	(19)
Issuance of stock options	—	—	—	—	345	—	(165)	180
Net income	—	—	—	—	—	152	—	152
Balance December 31, 2005	—	—	6,290,100	6	9,242	622	(165)	9,705
Issuance of shares, net (note 13)				—		—	—
Distributions to shareholders			—	—	(25)	—	—	(25)
Stock compensation expense			—		486		165	651
Net (loss)/income			—		—	(3,324)	—	(3,324)
Balance December 31, 2006	—	—	6,290,100	6	9,703	(2,702)	—	7,007

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

1.	Basis of Presentation and General Information

FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship owning companies Adventure Two S.A., Adventure Three S.A. and Adventure Four S.A. Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”

FreeSeas owns and operates three Handysize dry bulk carriers. Free Bulkers S.A., a Marshall Islands company, which manages the vessels, is a company owned by common shareholders of FreeSeas. The management company is excluded from the Group.

FreeSeas consists of the companies listed below as at December 31, 2006:

Company
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.

The 2004 financial statements reflect the results of the operations of the Company from its inception. The three dry bulk carriers were purchased by their vessel-owning subsidiaries on August 4, 2004, September 29, 2004 and June 14, 2005, respectively, from unrelated third parties. The vessels were acquired without existing charters.

On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity Partners Acquisition Company Inc. (“Trinity”) into FreeSeas (“the Transaction”). On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into FreeSeas. Accordingly, the Company issued 1,786,000 shares of common stock in exchange for 100% of the equity of Trinity. FreeSeas obtained $7,100 cash from Trinity on issuance of shares. FreeSeas acquired all of the assets and assumed all of the liabilities of Trinity as a result of the Transaction. Accordingly this transaction was accounted for as an issuance of stock for cash (see Note 13).

The Company generated net cash from operating activities of $1,078 for the year ended Dec. 31, 2006. For the same year it has a net loss of $3,324 primarily due to increased depreciation charges of $4,479 and increased general and administrative expenses of $1,925 incurred in conjunction with its first year of operations as a publicly traded company. The negative working capital of $8,843 as at Dec. 31, 2006 resulted primarily from net reduction of long term debt of $5,170 (see Note 7) and deferred charges of $2,069 (see Note 4). Subsequent events (see Note 17) and current freight rates in the drybulk market have contributed in meeting the Company’s current obligations. The directors are confident that the Company will continue to operate and grow without significant liquidity difficulties.

2.	Significant Accounting Policies

Principles of Consolidation:  The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All significant inter-company balances and transactions have been eliminated. The consolidated financial statements represent a consolidation of the entities within the legal structure of FreeSeas, as listed above.

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

Use of Estimates:  The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

Foreign Currency Translation:  The functional currency of the Group is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Trade Receivables:  The amount shown as Trade Receivables at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified.

Inventories:  Inventories, which are comprised of bunkers, lubricants, provisions and stores remaining on board the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.

Insurance Claims:  Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to Hull and Machinery or Protection and Indemnity insurance coverage. They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

Vessels’ Cost:  Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses) and during the period before they commence operations. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expenses as incurred.

Vessels’ Depreciation:  The cost of the Group’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Management estimates the useful life of the Group’s vessels to be 27 years from the date of construction.

Impairment of Long-lived Assets:  The Group reviews long-lived assets to be held and used or to be disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group’s vessels, as of the year end, indicated no impairment.

Accounting for Special Survey and Dry-docking Costs:  The Group follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off.

Financing Costs:  Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, if the refinancing is deemed to be a debt extinguishment under the provision of EITF 96-19.

Accounting for Revenue and Expenses:  Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage while the related voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, the Group agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Unearned Revenue:  Unearned voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Profit Sharing Arrangements:  From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may receive additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically, during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned. During the years ended December 31, 2006, 2005 and 2004, the Company earned $0, $776,335 and $295,000, respectively, from the profit sharing arrangements.

Repairs and Maintenance:  All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

Stock-Based Compensation:  On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-based Payments”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards. SFAS No. 123R supersedes the accounting treatment the Company had previously used to recognize expense for stock- based compensation under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and the pro-forma disclosure guidelines of SFAS No. 123, “Accounting for Stock-Based Compensation”. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to certain issues surrounding the implementation of SFAS No. 123R. The Company has applied the provision of SAB No. 107 in its adoption of SFAS No. 123R.

At adoption date of SFAS No. 123R, the Company used the modified prospective method as the transition method per SFAS No. 123R guidance.

As a result of the adoption of SFAS No. 123R, the Company’s net income for the year ended December 31, 2006 was $651 lower than the amount that would have been recognized under the Company’s previous accounting method for share-based compensation. In addition, the impact from applying the provisions of SFAS No. 123R on basic and diluted earnings per share for the year ended December 31, 2006 was $(0.14).

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148 for fiscal year 2005:

For the year ended
December 31, 2005

Net income available to common shareholders, as reported
As reported	152
Add: Stock-based employee compensation expense included in reported net income	180
Deduct: Total stock compensation expense determined under the fair value based method	(1,075)
Net income available to common shareholders, pro forma	(743)
Basic earnings (loss) per share — as reported	$0.03
Basic earnings (loss) per share — pro forma	$(0.16)
Diluted earnings (loss) per share — as reported	$0.03
Diluted earnings (loss) per share — pro forma	$(0.16)

The fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the year ended
December 31, 2005

Expected life of option (years) (1)	5
Risk-free interest rate (2)	4.35%
Expected volatility of the Company’s stock (3)	37.50%
Expected dividend yield on Company’s stock	—

(1)	The expected life of options (in years) is based on the expected exercise date of the options.

(2)	Risk Free Rate is the yield on a U.S. Government Zero Coupon Bond with a maturity equal to the term of the grant.

(3)	Expected volatility is calculated by monitoring the volatility of ten shipping companies listed in NASDAQ for the last 30 months (Source: Bloomberg’s Financial Markets Commodities News).

Segment Reporting:  The Group reports financial information and evaluates its operations by total charter revenues. The Group does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.

Comprehensive Income:  SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components and requires restatement of all previously reported information for comparative purposes. For the years ended December 31, 2006 and 2005 and for the period from April 23, 2004 through December 31, 2004, comprehensive income was the same as net income.

Earnings per Share:  Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.

Recent Accounting Developments:

In March 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. SFAS No. 156 amends SFAS No. 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS No. 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS No. 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet released financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.

In September 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have a material effect on its consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose of materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statements errors based on both the roll-over method and the iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statements disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment s recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. The Company elected to not adopt early and does not expect the adoption to have a material effect on the consolidated financial statements.

3.	Fixed Assets

		Accumulated	Net book
	Vessel cost	depreciation	value

Acquisition of vessels	17,060		17,060
Depreciation		(872)	(872)

December 31, 2004	17,060	(872)	16,188

Acquisition of vessels	11,213		11,213
Depreciation		(3,553)	(3,553)

December 31, 2005	28,273	(4,425)	23,848
Depreciation	—	(4,479)	(4,479)
December 31, 2006	28,273	(8,904)	19,369

In June 2005, FreeSeas, through a newly formed subsidiary, acquired a Handysize vessel originally built in 1982. The purchase price of the vessel was $11,025. The vessel was delivered charter-free. FreeSeas financed $7,000 of the purchase price with a non-affiliated third party lender (Note 7). To pay the balance of the purchase price and for working capital, the shareholders of FreeSeas lent $4,216 to FreeSeas, which was repaid from the funds that became available upon the consummation of the transaction with Trinity in December 2005 (Note 1).

4.	Deferred Charges

	Dry-docking	Special survey cost	Financing costs	Total

Additions	340	301	190	831
Amortization	(80)	(29)	(18)	(127)

December 31, 2004	260	272	172	704

Additions	299	80	106	485
Written-off	—	—	(50)	(50)
Amortization	(238)	(117)	(78)	(433)

December 31, 2005	321	235	150	706
Additions	715	1,354	71	2,140
Written-off		—	(32)	(32)
Amortization	(306)	(136)	(72)	(514)
December 31, 2006	730	1,453	117	2,300

In 2006, the loan with Egnatia Bank was fully repaid and the unamortized balance of the related financing fees of $32 was written off in Finance Costs in the accompanying Consolidated Statement of Income (see Note 7).

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

5.	Accounts payable

Accounts payable are comprised of the following amounts:

	December 31,	December 31,
	2006	2005

Suppliers	1,820	603
Agents	57	545
Insurers	126	28

Total	2,003	1,176

6.	Accrued liabilities

Accrued liabilities comprise the following amounts:

	December 31,	December 31,
	2006	2005

Accrued wages	28	83
Accrued interest	42	23
Accrued insurance and related liabilities	226	649
Accrued drydocking and special survey costs	865
Accrued financial advisory costs	155	431
Other accrued expenses	199	354

Total	1,515	1,540

7.	Long term debt

Long-term debt as of December 31, 2006 and December 31, 2005 consists of the following bank loans:

	December 31, 2006			December 31, 2005
	Current	Long-term		Current	Long-term
Lender	portion	portion	Total	portion	portion	Total

First Business Bank., (M/V Free Fighter),(c)	945	1,385	2,330	—	—	—
Hollandsche Bank — Unie N.V. (M/V Free Destiny)	225	3,100	3,325	375	3,325	3,700
Hollandsche Bank — Unie N.V. (M/V Free Envoy)	2,175	—	2,175	2,125	2,175	4,300
Egnatia Bank (M/V Free Fighter)	—	—	—	3,000	2,000	5,000

Total	3,345	4,485	7,830	5,500	7,500	13,000

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

The repayment terms of the loans outstanding as of December 31, 2006 were as follows:

Lender	Vessel	Repayment Terms(b)

First Business Bank(c)	M/V FREE FIGHTER(a)	Twelve quarterly installments of US$315 each, the first being due in April 2007, and a balloon payment of US$1,020 payable together with the last installment. Interest rate at 2.00% above LIBOR.

Hollandsche Bank — Unie N.V.	M/V FREE DESTINY(a)	Eight quarterly installments of US$75 the first due in December 2005, one quarterly installment of US$100 in March 2008, two quarterly installments of US$500 and a balloon payment of US$2,000 due in December 2008. Interest rate at 1.95% above LIBOR.

Hollandsche Bank — Unie N.V.(d)	M/V FREE ENVOY(a)	Twelve quarterly installments of US$425 each, the first being due in December 2004 and a balloon payment of US$900 in December 2007. Interest rate at 1.95% above LIBOR.

Egnatia Bank	M/V FREE FIGHTER(a)	Four quarterly installments of US$750, six quarterly installments of US$250 and a balloon payment of US$500. The loan was fully repaid in 2006. Interest rate at 1.875% above LIBOR.

a)	The vessels indicated in the above table are collateralized against the respective loans.

b)	The debt agreements also include positive and negative covenants for the respective vessel-owning companies, the most significant of which are the maintenance of operating accounts, minimum cash deposits and minimum market values. The borrowers are further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior consent of the lender. In September 2005, the Company refinanced the loan related to the acquisition of Free Destiny. The loan was refinanced with Hollandsche Bank — Unie N.V. for an amount of $3,700. The previous loan from Corner Banca S.A. was repaid and treated as an extinguishment.

c)	The loan will be drawn in two advances as follows: Advance A of $2,330 to repay the loan of Adventure Four S.A with Egnatia Bank and Advance B of $2,470 (drawn down in January 2007, see Subsequent Events, Note 17) to repay the overdraft facility of $2,000 granted to Adventure Four S.A by Hollandsche Bank — Unie N.V. and the balance of $470 to finance the special survey and drydocking costs of the M/V Free Fighter. As of December 31, 2006, the Company had drawn only Advance A.

d)	In September 2005, the Company amended the loan related to the acquisition of Free Envoy, pursuant to which the interest was reduced to 1.95% above LIBOR.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

The annual repayments of the above loans at December 31, 2006 for the next four years are as follows:

Year	Amount

2007	3,345
2008	3,553
2009	453
2010	479

Total	7,830

8.	Shareholders’ loans

Amount

Shareholders’ loans	4,134
Debt discount	(459)
Payment	(568)
Debt discount decrease	55
Debt discount amortization	66

December 31, 2004	3,228

New loan	4,216
Payment	(4,416)
Debt discount decrease	19
Debt discount amortization	153

December 31, 2005	3,200

Payment	(750)
Debt discount decrease	25
Debt discount amortization	77

December 31, 2006	2,552

This amount represents interest-free loans from shareholders used in the partial financing of the acquisition of the vessels. The long-term liability has been recorded at fair value, and the resulting debt discount is accreted over the term of the loans using the effective interest rate method. The short term portion of the shareholder loans amounts to $1,250 and is shown in the financial statement line “Shareholders’ loans, current portion.”

The original loan amounts were $4,134, with a related debt discount of $459. A repayment of $568 was effected at December 31, 2004, with a corresponding decrease in the debt discount of $55. The 2004 debt discount amortization was $66. The remaining gross debt balance of $3,566 was outstanding at December 31, 2004.

A repayment of $200 was effected in the first quarter of 2005 with a corresponding decrease in the debt discount of $19. The 2005 debt discount amortization was $153. The remaining gross debt balance of $3,366 was outstanding at December 31, 2005. The implicit interest rates were 4.5% and 4.7% for the year/periods ended December 31, 2005 and 2004, respectively.

Total repayments of $750 were effected in the first, third and fourth quarters of 2006 with a corresponding decrease in the debt discount of $25. The 2006 debt discount amortization was $77. The remaining gross debt balance of $2,617 (remaining unamortized debt discounts of $65) was outstanding at December 31, 2006. The

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

implicit interest rates were 3.2%, 4.5% and 4.7% for the year/periods ended December 31, 2006, 2005 and 2004, respectively.

On April 25, 2005, the terms of these loans were amended. The new terms called for the principal balance of the loans to be repaid in eight equal quarterly installments of US $250 beginning in March 31, 2006 and ending December 3, 2007, and a balloon payment for the balance due January 1, 2008. Further, the amended terms required that after the completion of the Transaction with Trinity and subject to the Company raising additional capital of at least US $12,500, the outstanding principal balance of the loans would become immediately payable. As of December 31, 2005, the conditions for immediate repayment have not been met.

The repayment of the loans required a portion of the imputed interest to be treated as non-cash shareholder distribution. For the amendment to the terms of the loans, the remaining discount will be amortized over the revised repayment period.

To finance a portion of the purchase price of the new vessel and for working capital requirements, all of the FreeSeas shareholders existing prior to the Transaction with Trinity loaned $4,216 to the Company during 2005, which is interest-free, and which was to be repaid from the funds that became available upon the consummation of the Transaction with Trinity. These funds were repaid during December 2005. As the loan was provided interest free, with no fixed or determinable repayment date, management has imputed $105 of interest for the year ending December 31, 2005 that has been treated as a shareholder contribution, using a market interest rate.

The annual repayments of shareholders loans at December 31, 2006 are as follows:

Year	Amount

2007	1,218
2008	1,334

Total	2,552

9.	Related party transactions

Purchases of services

All the active vessels listed in Note 1 receive management services from Free Bulkers S.A., a Marshall Islands corporation (“Free Bulkers”), pursuant to a ship-management agreement between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly management fee of $15 based on a thirty (30) day month. FreeSeas also pays Free Bulkers a fee equal to 1 1/4% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services.

The total management fee for the years ended December 31, 2006, 2005 and 2004 amounted to $540.0, $487.5 and $180.0 respectively. The related expenses are separately reflected in the accompanying Consolidated Statements of Income.

As of December 31, 2006 the balance due from/due (to) related parties was $40 receivable, and as of December 31, 2005 $677 receivable and $(893) payable, respectively.

Employment agreements

During the period ended December 31, 2004, the executives of the Company were not paid compensation. Upon consummation of the Transaction (see note 13), FreeSeas entered into employment agreements with three directors. The agreements are for initial three-year terms, with additional two-year renewal terms. Under

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

the agreements, each officer’s annual base salary is $150, which is subject to increases as may be approved by FreeSeas’ Board of Directors. Each officer is also entitled to receive performance or merit bonuses as determined from time to time by FreeSeas’ Board or a committee of the Board and to reimbursement of expenses and other employee benefits as may be implemented. The officers are each entitled to receive grants of additional options to acquire shares of FreeSeas’ common stock from time to time during the terms of their respective employment as determined by FreeSeas’ Board of Directors.

Shareholders’ advance

In 2004, FreeSeas’ shareholders advanced an interest free amount of $600,000 to the Company to be used as a guarantee for the loan outstanding to Hollandsche Bank — Unie N.V. This advance was repaid in full during 2005.

Shareholders’ options and warrants

In April 2005, the Company’s Board of Directors granted 750,000 options to its executive officers and approved the issuance of 200,000 Class A warrants to entities beneficially owned by its executive officers. See Note 12 for details.

10.	Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2005	December 31, 2004

Numerator:
Net (loss)/income — basic and diluted	(3,324)	152	470
Basic earnings per share:
Weighted average common shares outstanding	6,290,100	4,574,588	4,500,000
Diluted earnings per share:
Weighted average common shares outstanding	6,290,100	4,574,588	4.500.000
Dilutive potential common shares
Options	—	20,825	—
Warrants	—	5,031	—
Dilutive effect	—	25,856	—
Weighted average common shares-diluted	6,290,100	4,600,444	4,500,000
Basic (loss) earnings per common share	$(0.53)	$0.03	$0.10
Diluted (loss) earnings per common share	$(0.53)	$0.03	$0.10

Potentially dilutive options to purchase 673,488 shares of common stock for the year ended December 31, 2006 were not included in the computation of diluted per share amounts because they would have an anti-dilutive effect due to net loss.

The 12,500 Series A and/or 65,000 Series B Units issuable upon exercise of the purchase option granted to HCFP (see Note 11) for shares and warrants are excluded from computing the diluted earnings per share of the Company for the year ended December 31, 2006 as their effects were anti-dilutive to the Company since they were “out of money.”

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

11.	Commitments and contingencies

Agreement with financial advisor

FreeSeas entered into an agreement with the financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the Transaction (December 15, 2005) with Trinity and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability for its present value (see Note 6). In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor will provide certain financial and consulting services and advice, for which the Company will pay up to $400, payable in amounts equal to 5% of each $1,000 received by FreeSeas from the exercise of FreeSeas warrants. The amount outstanding as of December 31, 2006 is $154.

Shares, warrants and options committed to HCFP Brenner Securities LLC

In connection with Trinity’s initial public offering (“IPO”), HCFP Brenner Securities LLC (“HCFP”) was engaged to act as Trinity’s non-exclusive investment banker in connection with its merger and be paid a fee in connection therewith of $75, and receive 7,500 shares of common stock and five-year warrants to purchase 15,000 shares of common stock at $5.00 per share. Trinity paid HCFP $75 at the closing of the Transaction and FreeSeas issued HCFP the shares and warrants referred to previously in accordance with the terms of Transaction.

Upon the consummation of the Transaction at December 16, 2005, FreeSeas has assumed Trinity’s obligations under a purchase option sold to HCFP, the representative of the underwriters in Trinity’s IPO. Under that purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and/or up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consists of two shares of FreeSeas’ common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consists of two shares of FreeSeas’ common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units is $5.50 per share. The purchase option expires on July 29, 2009.

In addition, FreeSeas has assumed an obligation to pay HCFP a fee equal to 5% of the Warrant Price for the solicitation of the exercise of FreeSeas warrants by HCFP under certain circumstances.

Warrants

In connection with Trinity’s IPO, Trinity issued two classes of warrants, Class W warrants and Class Z warrants. Pursuant to the Transaction, the warrant holders’ rights to purchase Trinity common stock have been converted into rights to purchase FreeSeas common stock. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption. FreeSeas may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $0.05 per warrant at any time after the warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the last sale price of FreeSeas’ common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any 20 trading days within a 30-trading-day period ending three business days before FreeSeas sends the notice of redemption.

Loan guarantees

In connection with the loans of Adventure Two and Adventure Three FreeSeas has guaranteed $500 of the principal amount of each loan and has further guaranteed the principal amount of the loan of Adventure Four.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

12.	Stock option plan

FreeSeas’ 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005. An aggregate of 1,000,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which was subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vested on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.

Prior to January 1, 2006 the Company accounted for the Plan under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation.”

As of January 1, 2006, the Company is recognizing stock based compensation expense in accordance with SFAS No. 123(R).

Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities are the executive officers of FreeSeas. The terms of the warrants provided that these warrants become exercisable on the later of July 29, 2005, or consummation of the Transaction. The warrants otherwise expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share and expire on July 29, 2011. These warrants were exercisable immediately upon the closing of the Transaction.

These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable immediately upon issuance, these are considered to have been fully vested on the date of grant.

For the year ended December 31, 2005, the Company has recorded a total charge of $180,000 in its Consolidated Statement of Income as “Compensation Costs” relating to these options and warrants. Presented below is a table reflecting the activity in the options (including the warrants described above and referred hereto as “Options”) from April 26, 2005 through December 31, 2006.

				Exercise	Options	Warrants		Exercise
	Options	Warrants	Total	price	exercisable	exercisable	Total	price

January 1, 2005	—			—				—
Granted	750,000	200,000	950,000	$5.00
Exercised	—			—				—
Cancelled	—			—				—
Options —
December 31, 2005	750,000	200,000	950,000	$5.00	250,000	200,000	450,000	$5,00
December 31, 2006	750,000	200,000	950,000	$5.00	250,000	200,000	450,000	$5,00

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

The weighted average fair value of the Company’s options granted during the year ended December 31, 2005, calculated using the Black-Scholes option pricing model, was $2.31 per share. During the years ended December 31, 2006 and 2005, respectively 250,000 and 450,000 options have vested and are exercisable. As of December 31, 2006, the remaining contractual life of the options is four years and the total compensation costs related to non-vested awards not yet recognized is $94 and will be expensed in 2007. The Company did not grant any stock options during 2006.

13.	Shareholders’ Equity

On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc. The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be registered common stock with a par value of US $.001 per share and 5,000,000 registered blank check preferred stock with a par value of US $.001 per share.

In conjunction with the above amendments, the Board authorized a 9,000 to 1 stock split, such that the 500 outstanding shares held by the shareholders of record as of April 26, 2005 were split to 4,500,000 shares. Therefore, of the 40,000,000 shares of common stock authorized, 4,500,000 shares were issued and outstanding as of December 31, 2004. None of the 5,000,000 shares of preferred stock authorized were outstanding as of December 31, 2004.

On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity into FreeSeas. On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into FreeSeas. Upon the consummation of this Transaction and in accordance with the terms of the Transaction, Trinity shares, warrants and options were exchanged for the right to receive an equal number of FreeSeas shares, warrants and options.

Trinity had issued 100 shares of its common stock prior to its IPO. At Trinity’s IPO, 287,500 common stock and 1,495,000 common stock — Class B were issued. Therefore, the additional common stock of FreeSeas that was issued to Trinity stockholders, in exchange for the Trinity shares, at the consummation of the Transaction was 1,782,600 shares of FreeSeas’ common stock.

Trinity stockholders also received 1,828,750 Class W warrants and 1,828,750 Class Z warrants of FreeSeas. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption.

Trinity entered into an agreement with HCFP pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of the Trinity’s common stock and 15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. On December 15, 2005 Trinity was merged with and into the Company and the Company has assumed Trinity’s obligation to HCFP. Further the Company’s transfer agent issued the respective shares and warrants on August 21, 2006.

The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of December 31, 2005 and 2006, respectively.

14.	Taxes

Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying Consolidated Statements of Income.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country that grants an equivalent exemption from income taxes to U.S. corporations. All the Group’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations or, in the alternative, the ship-owning companies must be beneficially owned by a publicly traded company, which has a certain trading volume. The Group’s ship-operating subsidiaries also currently satisfy the more than 50% beneficial ownership requirement based on the trading volume of FreeSeas, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Group’s control.

15.	Financial instruments

The principal financial assets of the Group consist of cash in hand and at bank, trade receivables and due from related party. The principal financial liabilities of the Group consist of bank overdraft, long-term bank loans, accounts payable and accrued liabilities paid directly by the Group.

Interest rate risk:  The Group’s interest rates and long-term loan repayment terms are described in Note 7.

Concentration of credit risk:  Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and trade receivables. Credit risk with respect to trade accounts receivable is high due to the fact that the Group’s total income is derived from few charterers.

Fair value:  The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates.

16.	Revenue from Voyages

Revenue from significant customers (constituting more than 10% of total revenue), are as follows:

Charterer	Operating revenues
December 31, 2006

Oldendorff	20%
Seaside	12%
Cargill	Under 10%
Copenship	Under 10%

The Group operates on a worldwide basis in one operating segment — the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination is presented as follows:

	Operating revenues
	December 31,	December 31,	December 31,
	2006	2005	2004

Europe	3,031	4,412	1,988
South America	1,803	496	436
Asia	4,758	3,399	—
Africa	2,135	2,019	406

Total	11,727	10,326	2,830

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

17.	Subsequent events

In January 2007, the Company drew down Advance B of $2,470 of the loan with First Business Bank (Note 7). The total repayment of the Advance A and Advance B of the respective loan were made on April 27th 2007 from the outcome of the sale of M/V Free Fighter.

On March 13, 2007, the Company entered into a memorandum of agreement to sell the M/V Free Fighter for a contract price of $11,075. The M/V Free Fighter was delivered to the new owners on April 27th, 2007.

The Company changed the estimated useful life of its vessel the M/V Free Fighter, to 30 years, based on management’s re-evaluation of its useful life.

On May 1, 2007, we entered into memoranda of agreement to purchase four secondhand drybulk carriers from non-affiliated parties for approximately US$114 million and placed a deposit of US$11.4 million with the respective sellers. The deposit was funded with the US$6 million available cash form the sale of the Free Fighter and US$5.5 million drawn down from the shareholder loan. If we choose not to proceed with the acquisition, we will lose our deposit. Each vessel will be purchased by a newly created wholly owned subsidiary, which will be incorporated shortly before the delivery of the respective vessel. The vessels are expected to be delivered between June and August 2007.

In connection with the completion of the purchase of the four vessels, the Company intends to finance the remaining balance of the purchase price for the vessels, as follows:

• Up to US$67 million to US$68 million in a senior loan from HSH Nordbank and US$21.5 million in a junior loan from Bank of Tokyo Mitsubishi for which we received commitment letter from both banks;

• Up to the US$8.5 million in a non-amortizing, unsecured shareholder loan;

• Up to US$4 million from HBU secured by our other assets for which we have received a preliminary term sheet; and

• Up to an additional US$1 million from our expected available cash.

The loan from one of our principal shareholders accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000 in an offering of the Company’s common stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. Additionally, the Company will issue to shareholder, for every $1,000 drawn under the loan, 50,000 warrants to purchase shares of the Company’s common stock at an exercise price of $5.00 per share. On May 7, 2007, the Company drew down $5,500 from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement for the acquisition of the vessels. The Company will issue the shareholder 250,000 warrants to purchase shares of the Company’s common stock at an exercise price of $5.00 per share in connection with such draw down.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate expenses of the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, will be as follows. We will pay all of these expenses.

SEC registration fee	$2,631
Printing expenses	140,000
Legal fees and expenses	400,000
NASDAQ listing fees	5,000
FINRA filing fee	6,500
Accounting fees and expenses	350,000
Transfer agent fees	15,000
Miscellaneous expenses	280,869

Total	$1,200,000

Item 6.	Indemnification of Directors and Officers.

The Amended and Restated By-Laws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses

(including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer is successful.  To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Indemnification pursuant to other rights.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6) Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance.  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities.

On June 22, 2007, the Registrant issued 425,000 warrants to purchase shares of its common stock to one of its shareholders in connection with an $8.5 million draw on a $14.0 million loan provided to the Registrant by the shareholder. These warrants were issued in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

On May 8, 2007, the Registrant issued 275,000 warrants to purchase shares of its common stock, par value $.001 per share, to one of its shareholders in connection with a $5.5 million draw on a $14.0 million loan provided to the Registrant by the shareholder. These warrants were issued in a transaction exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) pursuant to Section 4(2) thereof.

On May 5, 2005, the Registrant issued 4,500,000 shares of its common stock and granted options to purchase a total of 750,000 shares of common stock and 200,000 warrants to purchase shares of its common stock. The shares of common stock were issued to the current shareholders of the Registrant pursuant to a recapitalization effected as of that date with respect to the 500 shares originally issued in 2004 in connection with the organization of the Registrant. The options were granted to the Registrant’s executive officers pursuant to their employment agreements. The warrants were granted to the shareholders of the Registrant in connection with its merger with Trinity Partners Acquisition Company Inc. All of such shares were issued, and the options and warrants were granted, in transactions exempt from the registration requirements under the Securities Act pursuant to Section 4(2) thereof. Options to acquire 500,000 shares of common stock expired in accordance with their terms in April 2007 following the termination of employment of the executives to whom the options had been granted.

Item 8.	Exhibits and Financial Statement Schedules.

a. Exhibits

Exhibit
No.	Exhibit Description	Where Filed

1.1	Form of Underwriting Agreement	Filed herewith
3.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference
3.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference
3.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Filed herewith
4.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
4.2	Form of Class A Warrant	Exhibit 4.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
4.3	Warrant dated as of May 8, 2007 issued to FS Holdings Limited	Exhibit 4.3 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference
4.4	Warrant dated as of June 22, 2007 issued to FS Holdings Limited	Exhibit 4.4 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference
4.5	Form of Class W Warrant	Exhibit 4.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
4.6	Form of Class Z Warrant	Exhibit 4.4 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
4.7	Warrant Clarification Agreement dated May 10, 2007 between FreeSeas Inc. and American Stock Transfer & Trust Company	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference
4.8	Form of Management Stock Option Agreement	Exhibit 4.5 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference
5.1	Opinion of Reeder & Simpson P.C., Marshall Islands counsel to the Registrant, as to the validity of the shares of common stock	Filed herewith

Exhibit
No.	Exhibit Description	Where Filed

10.1	Employment Agreement between Ion G. Varouxakis and FreeSeas Inc.	Exhibit 10.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.2	Employment Agreement between Dimitris D. Papadopoulos and FreeSeas Inc.	Filed herewith
10.3	2005 Amended and Restated Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference
10.4	First Preferred Marshall Islands Vessel Mortgage dated August 4, 2004 by Adventure Two S.A. in favor of Corner Banca S.A.	Exhibit 10.5 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.5	Deed of Pledge of Shares in Adventure Two S.A. dated August 4, 2004 by Adventure Holdings S.A. (now known as FreeSeas Inc.) to Corner Banca S.A.	Exhibit 10.6 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.6	Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.7 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.7	Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank — Unie N.V.	Exhibit 10.8 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.8	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.9 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.9	Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.10 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.10	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers, S.A. and Adventure Two S.A.	Exhibit 10.11 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference
10.11	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Two S.A. and Free Bulkers S.A.	Exhibit 10.20 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.12	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Three S.A.	Exhibit 10.12 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference
10.13	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Three S.A. and Free Bulkers S.A.	Filed herewith

Exhibit
No.	Exhibit Description	Where Filed

10.14	Loan Agreement dated August 2, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”	Exhibit 10.13 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.15	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”	Exhibit 10.14 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.16	Loan Agreement dated September 20, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”	Exhibit 10.15 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.17	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings, S.A. (now known as FreeSeas Inc.), G Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”	Exhibit 10.16 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference
10.18	Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.22 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference
10.19	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.23 to Amendment No. 2 of Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference
10.20	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Destiny”	Exhibit 10.24 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference
10.21	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Envoy”	Exhibit 10.25 to Registrant’s Registration Statement of Amendment No. 2 of Form F-1 (File No. 333-124825) dated October 11, 2005 and incorporated herein by reference
10.22	Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.22 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference
10.23	Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank — Unie N.V.	Exhibit 4.23 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference
10.24	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche — Bank Unie N.V.	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference
10.25	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference
10.26	Loan Agreement dated September 2006 between Adventure Four S.A. and First Business Bank S.A.	Exhibit 4.24 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

Exhibit
No.	Exhibit Description	Where Filed

10.27	Deed of Assignment dated September 2006 between Adventure Four S.A. in favor of First Business Bank S.A.	Exhibit 4.25 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference
10.28	Mortgage dated September 2006 by Adventure Four S.A. in favor of First Business Bank S.A.	Exhibit 4.26 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference
10.29	Promissory Note dated May 7, 2007 from FreeSeas Inc. in favor of FS Holdings Limited	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference
10.30	Loan Agreement between FreeSeas Inc. and HSH Nordbank	Filed herewith
10.31	Loan Agreement between FreeSeas Inc. and BTMU Capital Corporation	Filed herewith
10.32	Credit Agreement dated May 7, 2007 among Adventure Two S.A., Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Filed herewith
10.33	Credit Suisse Offer Letter dated August 28, 2007	Filed herewith
10.34	Memorandum of Agreement dated May 1, 2007 for the M/V Free Hero	Filed herewith
10.35	Memorandum of Agreement dated May 1, 2007 for the M/V Free Jupiter	Filed herewith
10.36	Memorandum of Agreement dated August 20, 2007 for the M/V Free Goddess	Filed herewith
21.1	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Reeder & Simpson P.C.	Included in its opinion filed as Exhibit 5.1
23.2	Consent of PricewaterhouseCoopers S.A.	Filed herewith
23.3	Consent of Maritime Strategies International Ltd.	Filed herewith
24.1	Power of Attorney	Included on signature page of the Registration Statement as originally filed

b. Financial Statement Schedules

None.

Item 9.	Undertakings.

(h) Request for acceleration of effective date or filing of registration statement becoming effective upon filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(i)	Registration statement permitted by Rule 430A under the Securities Act of 1933.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Country of Greece on October 15, 2007.

FREESEAS INC.

By:	/s/ Ion G. Varouxakis
Name: Ion G. Varouxakis

Title:	Chairman of the Board, Chief Executive
Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

	Signatures	Title	Date

	/s/ Ion G. Varouxakis Ion G. Varouxakis	Chairman of the Board, Chief Executive Officer and President (Principal executive officer)	October 15, 2007

	/s/ Dimitris D. Papadopoulos Dimitris D. Papadopoulos	Chief Financial Officer (Principal financial and accounting officer)	October 15, 2007

	* Kostas Koutsoubelis	Vice President, Treasurer and Director	October 15, 2007

	* Matthew McCleery	Director	October 15, 2007

	* Focko Nauta	Director	October 15, 2007

	* Dimitrios Panagiotopoulos	Director	October 15, 2007

Authorized U.S. Representative:

By:	A. Jeffry Robinson, P.A.

	By: /s/ A. Jeffry Robinson Name: A. Jeffry Robinson Title: President		October 15, 2007

*	By: /s/ Ion G. Varouxakis Ion G. Varouxakis as Attorney-in-Fact		October 15, 2007